2003 ANNUAL REPORT AND FORM 10-K

QUESTAR CORPORATION



CAPITALIZING ON THE STRONG FUNDAMENTALS OF NATURAL GAS

CAPITALIZING ON THE STRONG FUNDAMENTALS OF NATURAL GAS

Growing demand for clean-burning natural gas, declining production in mature basins, and concerns about energy security highlight the importance of the Rocky Mountains as a major producing region. The region – Questar's core operating area – has vast, untapped natural gas resources that must be developed to meet the nation's energy needs. Questar is capitalizing on these strong fundamentals all along the natural gas value-chain. Questar is participating in the development of one of the largest onshore gas fields in the U.S. lower 48. In fact, over the past decade, Questar's nonregulated reserves have more than quadrupled and production has more than doubled. Questar also is expanding its gas-gathering, processing, marketing, interstate transmission, storage, and retail-distribution operations in response to these strong fundamentals.



QUESTAR

Kevin Williams
Pinedale District Foreman
QEP



Jay Reavis, Field Operator, QEP

Questar is going the extra mile to develop and deliver natural gas in an environmentally responsible way. Questar introduced pad drilling – in which multiple wells are drilled from a single pad – at its Pinedale field in western Wyoming and has proposed using the technique to develop all of its acreage. Pad drilling dramatically reduces surface disturbances and minimizes impacts on wildlife.

2002-2003 Total Return to Shareholder



28.7%
29.5%
14.3%
02
03
02
03
S&P 500
Questar
-22.1%

Q U E S T A R   C O R P O R A T I O N

VALUE PROPOSITION:

Questar offers investors a lower-risk way to invest in natural gas. Questar combines the growth attributes of nonregulated activities such as exploration and production with the stability of regulated pipeline and retail-distribution businesses. Questar offers the potential for higher earnings growth and share-price appreciation than typical utilities – with higher yield and less downside exposure to volatile commodity prices than a pure exploration and production company.

PERFORMANCE HIGHLIGHTS:

In 2003, Questar ○ delivered a 29.5% total return to shareholders versus 28.7% for the S&P 500 index (for the five-year period 1998-2003, Questar had a compound annual return of 16.1% compared to -0.6% for the S&P 500) ○ earned a consolidated 11.8% return on assets (excluding one-time charges) ○ increased earnings per share 10% ○ raised the dividend for the 30th time in 31 years ○ reduced debt from 51% to 47% of total capitalization ○ increased nonregulated net income 18% ○ grew nonregulated gas and oil production 10% (adjusted for 2002 property sales) ○ and replaced 149% of nonregulated production



T A B L E   O F   C O N T E N T S

QUESTAR CORPORATION IS AN INTEGRATED NATURAL GAS COMPANY

Headquartered in Salt Lake City • $4 billion in enterprise value • Two principal subsidiaries – Questar Market Resources (nonregulated activities) and Questar Regulated Services (regulated activities) • 2,173 employees at year end

ALS OF NATURAL GAS

2003 Results



- QMR net income was a record $116 million – an 18% increase over 2002.
- QMR achieved 19% return on equity, 13.3% return on assets.
- Nonregulated gas and oil production increased 10% (after adjusting for 2002 asset sales).
- QMR replaced 149% of production.
- QMR accelerated drilling at Pinedale, Wyoming, gas-development play.
- Combined midstream and marketing net income increased 18% with expanded Pinedale gathering.
- Wexpro generated record net income of $32.6 million while providing lower-cost gas supplies to utility customers.

Capitalizing on Fundamentals

In 2004, QMR will continue to capitalize on strong natural gas demand and prices and its substantial Rockies and Midcontinent E&P opportunities.

QMR goals:

- Grow nonregulated equivalent production 5 to 10%.
- Replace production and grow proved reserves to 1,200 Bcfe.
- Drill at least 30 wells (gross) at Pinedale, Wyoming, play.
- Evaluate deeper potential of Pinedale acreage.
- *Continue Uinta Basin development program.*
- Sustain Midcontinent production with low-risk, multi-target drilling.
- Evaluate new opportunities on existing "legacy" leaseholds.
- Continue prudent Wexpro investments.
- Grow midstream business at Pinedale/Jonah.

2003 Results



- QPC net income declined 7% despite a 10% increase in transmission revenues.
- QPC expanded capacity for growing Rocky Mountain gas production.
- QGC net income dropped 38% after an adverse court decision regarding gas-processing charges.
- Excluding the impact of the court decision, QGC would have earned its 11.2% authorized return on equity.
- QGC's strong 2.7% customer-growth rate remains about twice the industry average.

Capitalizing on Fundamentals

QRS will capitalize on rising Rockies gas production and need for expanded transportation and storage and the continued growth of retail-distribution markets.

QPC goals:

- Improve net income and increase return on assets to 10% in 2004 by growing revenues, controlling operating costs, expanding core Rockies *pipeline* system and resolving investment in Questar Southern Trails Pipeline.
- Expand its southern system in central Utah by 102 Mdth per day in 2005.

QGC goals:

- Earn authorized return on equity through disciplined investment in growing distribution system, cost controls and increased productivity.

2003 Net Income*
$ millions


QMR $116
67%
Other $7.2
29%
QRS $50.4

*After one-time charges

Assets $3.3 billion
$ millions
December 31, 2003


QMR $1,644
50%
Other $31
49%
QRS $1,634

2004 Capital Budget
$ millions


QMR $246
60%
8%
Other $30
32%
QRS $139

CORPORATE PROFILE

CAPITALIZING ON THE STRONG FUNDAMENT

NONREGULATED ACTIVITIES

Questar Market Resources (QMR) is the primary earnings-growth driver for the corporation with a portfolio of nonregulated gas- and oil-development assets.

- Questar Exploration & Production (QEP) – explores for and develops gas and oil in the Rocky Mountains and Midcontinent.
- Wexpro – develops natural gas properties on behalf of Questar's natural gas utility under a business model that is unique in the industry.
- Questar Gas Management (QGM) – conducts midstream activities, including gas gathering and processing, primarily in the Rockies.
- Questar Energy Trading (QET) – markets QMR equity gas and oil in the western U.S., provides risk-management services and operates natural gas storage in the Rockies.


OK
AR
TX
LA
Rocky Mountains • Uinta Basin
Rocky Mountains • Pinedale
Rocky Mountains • Other
Midcontinent
Wexpro

REGULATED SERVICES

Questar Regulated Services (QRS) provides a reliable earnings and cash-flow foundation, reducing the corporation's exposure to volatile commodity prices.

- Questar Pipeline (QPC) – conducts interstate natural gas transmission and storage, operates a "hub-and-spoke" system that serves major producing basins in Wyoming, Colorado and Utah.
- Questar Gas (QGC) – provides retail natural gas-distribution services to more than 770,000 residential, commercial and industrial customers in Utah, southwestern Wyoming and southeastern Idaho.


Questar Gas
Questar Pipeline
Other pipelines

FINANCIAL/OPERATING HIGHLIGHTS

	YEAR ENDED DECEMBER 31			PERCENTAGE INCREASE (DECREASE)		COMPOUND ANNUAL GROWTH RATE
	2003	2002	2001	2002-2003	2001-2002	1998-2003
				$ millions, except per-share amounts		
Revenues	$1,463.2	$1,200.7	$1,439.4	22%	(17)%	10%
Operating income	339.8	274.2	274.1	24	–	17
Net income	173.6	155.6	158.2	12	(2)	14
Earnings per diluted common share	2.06	1.88	1.94	10	(3)	14
Dividend per common share	.78	.725	.705	8	3	4
Book value per common share	$15.15	$13.88	$13.26	9	5	8
Average common diluted shares outstanding *millions*	84.2	82.6	81.7	2	1	–
Total assets	$3,309.1	$3,067.9	$3,244.5	8	(5)	9
Net cash provided from operating activities	446.5	467.5	377.5	(5)	24	10
Capital expenditures	335.4	357.8	984.1	(6)	(64)	–
Capitalization						
Long-term debt, less current portion	950.2	1,145.2	997.4	(17)	15	9
Common shareholders' equity	1,261.3	1,138.8	1,080.8	11	5	8
Total	$2,211.5	$2,284.0	$2,078.2	(3)	10	9
Return on common shareholders' equity	14.5%	14.0%	15.6%	4	(10)	6
Return on assets	10.8%	10.4%	10.9%	4	(5)	4
Employees	2,173	2,225	2,221	(2)	–	–
Questar Market Resources						
Gas production *Bcf*	78.8	79.7	70.6	(1)	13	9
Nonregulated oil and NGL production *MMbbl*	2.3	2.8	2.5	(16)	12	–
Total nonregulated production *Bcfe*	92.8	96.3	85.6	(4)	12	7
Energy-marketing volumes *MMdth*	80.2	83.8	91.8	(4)	(9)	(7)
Questar Regulated Services						
Natural gas-distribution deliveries *MMdth*	132.3	148.0	149.0	(11)	(1)	(2)
Natural gas-transmission throughput *MMdth*	388.0	362.9	312.8	7	16	9

2003 Performance

Questar Corporation (NYSE:STR) reported record 2003 earnings of $173.6 million, or $2.06 per diluted share, compared to $155.6 million, or $1.88 per share, for the prior year.

The company's 2003 net income was reduced by noncash charges totaling $.25 per share. The charges included a $13.6 million, or $.16-per-diluted-share, after-tax charge in the second quarter related to a gas-processing dispute involving Questar's gas-distribution utility, Questar Gas. Pending resolution of this dispute, Questar Gas made an additional accrual of $1.9 million after tax, or $.02 per diluted share, for the ongoing processing costs in the second half of 2003. In the first quarter of 2003, the company took noncash charges totaling $5.6 million, or $.07 per diluted share, for the cumulative effect of implementing a new accounting rule, SFAS 143, "Accounting for Asset Retirement Obligations."

Questar's 2002 results included a net $.14-per-share gain from nonrecurring events. In the first quarter of 2002, the company recorded an after-tax write-down of $15.3 million, or $.19 per diluted share, related to new accounting standards for goodwill. Questar's 2002 results also included a $.33-per-share after-tax gain from asset sales.

Excluding charges, write-downs and asset sales, Questar earned $2.31 per diluted share in 2003, 33% higher than 2002 net income of $1.74 per share.

Questar Market Resources – which conducts the company's nonregulated exploration and production, gathering and processing, risk management and gas storage – earned a record $116 million in 2003 compared to $97.9 million a year earlier.

Questar Pipeline – an interstate gas-transmission and storage subsidiary – reported 2003 net income of $30.2 million compared to $32.6 million in 2002. Questar Pipeline's 2003 results were adversely affected by lower capitalized costs related to new projects and increased operating and maintenance costs from expanded operations.

Net income for Questar Gas – a retail gas-distribution subsidiary – declined from $32.4 million in 2002 to $20.2 million in 2003 due to after-tax charges totaling $15.5 million for the unresolved gas-processing dispute. Excluding the charges, Questar Gas's 2003 net income would have been $35.7 million.

Financial/Operating Highlights

Net Income
Millions



$96.9
$149.5
$158.2
$155.6
$173.6
YEAR 99 00 01 02 03

Net income increased at a compound annual growth rate of 15.7% from 1999 to 2003.

Earnings Per Share
Diluted



$1.17
$1.85
$1.94
$1.88
$2.06
YEAR 99 00 01 02 03

Earnings-per-share growth in 2003 was fueled by strong performance of nonregulated activities.

Dividends Per Share
Annual



$.67
$.685
$.705
$.725
$.78
YEAR 99 00 01 02 03

Questar increased the dividend 11% in 2003 – the 30th increase in 31 years.

Return On Equity
Percent



11.1
16.2
15.6
14.0
14.5
YEAR 99 00 01 02 03

Questar's return on equity has consistententlly been in the top one-third of industry peers.

Nonregulated Gas/Oil Proved Reserves
Bcfe



598
730
1,184
1,113*
1,159*
YEAR 99 00 01 02 03
*after asset sales

Nonregulated gas-equivalent proved reserves increased at an 18% compound annual rate from 1999 to 2003.

Questar Stock Price
Year-end / Share



$15.00
$30.06
$25.05
$27.82
$35.50 HIGH
$35.15 CLOSE
$26.04 LOW
YEAR 99 00 01 02 03

Questar achieved a 29.5% total return to shareholders in 2003 versus 28.7% for the S&P 500.

Dear Shareholders,

Questar shareholders had another good year in 2003, realizing a 29.5% total return compared to a 28.7% return for the S&P 500 Index. Over the two-year period, 2002-2003, Questar shareholders have realized a 48% total return versus 0.2% for the S&P 500. Net income for 2003 was a Questar-record $173.6 million, or $2.06 per diluted share, compared with $155.6 million, or $1.88 per share, in 2002. This result includes a second-quarter charge of $13.6 million ($.16 per share) for a potential refund liability in a four-year-old regulatory dispute with the State of Utah, and a $1.9 million ($.02 per-share) accrual in the second half also related to the dispute. In addition, we took a $5.6 million ($.07 per-share) charge in the first quarter for implementing new accounting rules for asset-retirement obligations. Excluding these items, and excluding one-time items that added $.14 per diluted share to net income in 2002, Questar earned $194.7 million, or $2.31 per diluted share, in 2003 versus $1.74 per share in 2002, a 33% increase.



The Pinedale Anticline, located in western Wyoming in the prolific Green River Basin, is a world-class natural gas play – and Questar is at the center of the action. Questar is going the extra mile to minimize disturbance to the environment and wildlife habitat by utilizing multi-well pad drilling.

RECORD E&P EARNINGS


Nonregulated Proved Reserves
10-year CAGR*: 17.8%
Bcfe
225
323
311
494
469
574
598
730
1,184
1,113
1,159
YEAR
93
94
95
96
97
98
99
00
01
02
03


Nonregulated Production
10-year CAGR*: 9.1%
Bcfe
39
47
42
51
62
65
77
82
86
96
93
YEAR
93
94
95
96
97
98
99
00
01
02
03

*COMPOUND ANNUAL GROWTH RATE

Our nonregulated business segment, Questar Market Resources (QMR), posted record earnings of $116 million. QMR results were driven by a 40% increase in the average wellhead price for natural gas. After adjusting for asset sales in 2002, QMR grew nonregulated gas and oil-equivalent production by 10% to 92.8 billion cubic feet equivalent (Bcfe). QMR participated in a company-record 352 wells (146 net) in 2003, with a 93.3% success rate (net). Our Rockies/Midcontinent-focused exploration and production business ranked in the top 20% in both production and reserve growth per share over the past five years when compared to 42 U.S. independents.

In a year in which a "boom times" mentality returned to the upstream gas-and-oil business, we maintained our cost focus and capital-spending discipline. QMR's all-in pre-income-tax cost structure – the sum of DD&A, lease-operating expense, production taxes, G&A, and allocated interest – was $2.29 per Mcfe compared to $2.17 in 2002. However, excluding production taxes – which move up and down with prices – controllable production costs decreased 2% from $2 per thousand cubic feet equivalent (Mcfe) in 2002 to $1.96 per Mcfe in 2003. In 2002, QMR ranked in the top quartile compared to 42 U.S. independents in this key metric. Hold the line on costs, and higher prices translate to higher margins. Cost leadership is a virtue, one that our owners will appreciate when prices are at the bottom of the cycle.

QMR grew year-end proved reserves 4.1% to 1,159 Bcfe and replaced 149% of its production in 2003.

Perhaps the highlight of the year was our Pinedale team's execution in the first year of our accelerated drilling program. The Pinedale Anticline, located in western Wyoming in the prolific Green River Basin, is a world-class natural gas play – and Questar's at the center of the action. QMR subsidiaries, Questar Exploration and Production and Wexpro, have a combined average 62% working interest in 14,800 acres at Pinedale, most of which is on federal land managed by the Bureau of Land Management. A typical Pinedale well is expected to produce about 8 Bcfe from the Lance and Mesaverde formations. QMR has more than 350 potential well locations yet to drill on 20-acre spacing at Pinedale. Despite winter-access restrictions that limit drilling and completion activity to less than seven months a year, we drilled and completed 25 wells (gross) in 2003 – a 67% jump over the annual average of 15 wells in prior years.

QMR net production from Pinedale increased 76% in 2003 versus 2002. We expect Pinedale to drive QMR production and earnings growth over the next few years.

Wexpro earned $32.6 million in 2003. Wexpro develops gas reserves on behalf of our utility, Questar Gas, and earns a 19% after-tax return on its net investment base. Wexpro earnings are stable, predictable – and growing.

Wexpro's net investment base at year-end 2003 was $172.8 million – up 5% from year-end 2002 and 77% from five years ago.

Another highlight in 2003: our shareholders began to realize the promised payoff from recent investments in QMR's Wyoming gas-gathering business. Net income from Questar

Our Rockies and Midcontinent-focused exploration and production business ranked in the top 20% in both production and reserve growth per share over the past five years when compared to 42 U.S. independents.

Keith O. Rattie, Questar Chairman, President and Chief Executive Officer





Gas Management (QGM), our midstream subsidiary, jumped 46% to $13.3 million in 2003.

There's more to the QMR story. Our Rockies "legacy property" review team is zeroing in on new drilling opportunities on Questar leaseholds elsewhere in this underdeveloped producing region. And, once again in 2003, our Midcontinent team managed to replace production while reloading our prospect inventory.

But not everything went according to plan for QMR in 2003. Average per-well reserves in our Uinta Basin (eastern Utah) Wasatch Formation gas-development project are below initial expectations, partially offsetting the benefits of higher natural gas prices. QMR nonetheless grew Uinta Basin production 8% to 29 Bcfe in 2003, but production has now peaked and will likely decline in 2004.

Questar shareholders began to realize the promised payoff from recent investments in QMR's Wyoming gas-gathering business. Questar Gas Management (QGM) is a 50% partner in Rendezvous Gas Services, which owns and operates gas-gathering facilities near the Pinedale and Jonah fields in western Wyoming.

A DISAPPOINTING YEAR FOR OUR REGULATED BUSINESSES

Turning to our regulated businesses, net income from Questar Pipeline (QPC), our federally regulated interstate pipeline and gas-storage business, declined 7% to $30.2 million in 2003, despite a 10% increase in revenues and a 7% increase in natural gas transportation volumes. The decline was due to lower capitalized expenses for new pipeline projects and higher O&M costs.

Questar Gas (QGC), our Utah-based retail gas-distribution business, earned just $20.2 million in 2003 compared to $32.4 million in 2002. QGC was on track to deliver a 10% increase in net income until, in August 2003, the Utah Supreme Court unexpectedly reversed a three-year-old order of the Public Service Commission of Utah. The order authorized QGC to recover a portion of its costs of protecting customer safety by processing natural gas flowing into the Salt Lake City-area distribution system from the regional pipeline grid. QGC would have earned $35.7 million if not for the second-quarter after-tax charge of $13.6 million for potential refund to customers, plus an additional accrual of $1.9 million for ongoing gas-processing costs. The gas-processing dispute remains unresolved, and the outcome uncertain. But we are fighting to correct the wrong that has been done to your company.

Aside from this setback, there was other good news for Questar investors in 2003. Congress passed President Bush's tax package, including a reduction in the tax on corporate dividends. Dividends are important to many long-term Questar shareholders, so in August we hiked our annual dividend by 11% to $.82 per share per year, our 30th increase in 31 years.

HOLDING OURSELVES ACCOUNTABLE – OUR REPORT CARD FOR 2003

In my letter last year I listed our goals for 2003. At the beginning of each year we set goals to stretch our organization to go beyond what our budgets suggest we can do. Then we hold ourselves accountable by tying management and employee incentive compensation to our performance against these goals. We also cascade these goals down – annual bonuses for employees are tied to the relevant goals in their business areas.

Here's a brief summary of how we did:

2003 goal: Increase earnings 15%.
Goal exceeded. Excluding one-time items, net income increased 35%.

2003 goal: Grow nonregulated production 10%, adjusted for 2002 property sales.
Goal achieved. Nonregulated production increased just over 10%.

2003 goal: Accelerate Pinedale development; drill and complete 25 wells in 2003.
Goal achieved. We drilled and completed 25 Pinedale wells in 2003.

2003 goal: Improve Questar Pipeline returns on capital.
Not achieved. Questar Pipeline ROA (earnings before interest and taxes divided by average total assets) declined from 9.8% in 2002 to 9.4% in 2003.

2003 goal: Earn our allowed return on equity (11.2%) in Questar Gas.
Not achieved. Due to charges and accruals in the gas-processing dispute, Questar Gas ROE was just 6.5% in 2003. However, excluding the one-time charge and ongoing accruals for potential refund liability in the gas-processing case, Questar Gas would have achieved this goal with an 11.2% ROE.

2003 goal: Drive down costs/improve margins in each of our core businesses.
Goal achieved in some, but not all, units. As noted above, QMR's controllable cost of production decreased about 2% in 2003. QMR margins also improved due to higher realized prices. Excluding charges in the gas-processing dispute, operating productivity (earnings before interest and taxes divided by number of employees) in QPC and QGC increased 3% in 2003 compared to our goal of a 6% improvement.

Corporate overhead increased by more than 10% in 2003 due to higher property and casualty-insurance premiums, higher employee health-care costs and benefits expense, and higher pension costs. This is unacceptable, and we have initiatives under way to rein in these costs.

2003 goal: Reduce debt to below 50% of total capitalization.
Goal achieved. Our balance sheet is strong. In 2003 we cut total debt by about 12% to $1 billion at year end. Our year-end total debt to total capital ratio was 47%, compared to 51% at year-end 2002 and 59% at year-end 2001.



America is not running out of natural gas. Our country is blessed with abundant natural gas resources – particularly in the Rockies, Questar's backyard. The federal government – not energy companies – bears primary responsibility for high natural gas prices.

WE'RE RAISING THE BAR AGAIN IN 2004

Questar Corporation 2004 goals:
- Increase consolidated earnings per share by 10%.
- Earn a consolidated 12% ROA.

Questar Market Resources 2004 goals:
- Grow nonregulated gas and oil-equivalent production 8% to 100 Bcfe.
- Drill and complete 30 wells at Pinedale.
- Maintain controllable nonregulated production costs at $2.10 per Mcfe or less.
- Replace nonregulated production and grow proved reserves to 1,200 Bcfe.

Questar Pipeline 2004 goals:
- Improve ROA to 10%.
- Get contracts to put the 210-mile Southern Trails Pipeline California segment into service, or sell it.

Questar Gas 2004 goals:
- Earn an 11.2% ROE from recurring operations.
- Resolve the gas-processing dispute – reverse the $24.9 million pre-tax charges and accruals taken in 2003 for potential refund liability, and get agreement to recover our ongoing processing costs in rates.

WHY NATURAL GAS PRICES ARE HIGH, AND WHAT HIGH PRICES MEAN FOR QUESTAR

As I write this letter, U.S. natural gas prices are well above historical averages. High prices convey a simple message: America has a natural gas supply problem.

As the debate heats up over energy policy in an election year, we urge investors and the public to keep two things in mind. First, America is not running out of natural gas. Our country is blessed with abundant natural gas resources – particularly in the Rockies, Questar's backyard. Second, the federal government – not energy companies – bears primary responsibility for high natural gas prices. Government policy choices have encouraged greater natural gas use while impeding development of new supplies.

A vast amount of federal acreage has been placed off-limits for drilling – by some estimates, 40% of this country's domestic natural gas resource base is either closed to development or only open under highly restricted conditions. The irony, of course, is that by choosing not to develop our most environmentally benign fuel, America is burning more coal, importing more oil, and running its aging nuclear power plants harder than ever.

Can America afford policies that leave vast amounts of our domestic natural gas resources untested and undeveloped? If the consequences of these policies were understood – higher energy prices, fewer jobs, a weaker economy, and lower tax revenues – I believe most Americans would answer "no."

What do high prices mean for Questar shareholders? In the short run, high natural gas prices are good for our nonregulated businesses, as QMR's 2003 results show. But high prices clearly are not good for consumers or the economy, indeed, not good for anyone long term.

At Questar we manage with the understanding that price volatility will remain an inherent part of our business. When prices are high, as they were in 2003, we hedge a significant amount of our expected future production to lock in returns on capital and protect against price declines. By the end of February 2004, we had hedged approximately 80% of this year's expected natural gas production at an average net-to-the-well price about 11% higher than the prices we realized in 2003. Moreover, with current strong forward prices for 2005, we're building our hedge position for next year. If prices remain high, we intend to again hedge 75% or more of our expected 2005 natural gas production.

To be sure, hedging caps our upside in a rising-price environment. But hedging also limits our downside in a falling-price environment, and thus lowers risk and lowers our cost of capital. By running our business to ensure acceptable returns on capital, cash flow, and earnings at the bottom of the cycle, we intend to have the financial strength to take advantage of opportunities likely to come from companies that today are betting too heavily on high prices.



Long-time Questar owners will note another consistent theme in our investor communications – our focus on returns on capital. We're working hard to improve our capital-allocation processes. This is admittedly fundamental, but the decisions we make today with your cash will determine whether we create or destroy value over the long haul.

WE FOCUS ON RETURNS ON CAPITAL

Long-time Questar owners will note another consistent theme in our investor communications – our focus on returns on capital. In 2004, Questar should generate about $475 million cash flow from operations. This is your cash. As stewards of your investment in Questar, after paying our bills we can do three things with your cash: (1) return it to you by buying back our stock or paying dividends; (2) reduce financial risk by repurchasing debt; or (3) reinvest in projects with expected returns above our cost of capital.

We're working hard to improve our internal capital allocation processes. This is admittedly fundamental, but the decisions we make today with your cash will determine whether we create or destroy value over the long haul. We hold ourselves accountable for becoming better capital allocators.

CORPORATE GOVERNANCE – A STRONG SUIT FOR QUESTAR

Before I close, I want to comment on corporate governance. Much has been said and written on this topic, but the bottom line is that good governance is good business.

In mid-2002, Congress passed the Sarbanes-Oxley Act (SOX), highly prescriptive legislation intended to codify good governance practices that had been lacking to some degree in most public companies. SOX spells out in unmistakably clear language that boards of directors – and audit committees in particular – share with management the ultimate responsibility for the integrity of the company's financial statements.

Clearly, SOX helped restore investor confidence and abet the stock market recovery in 2003. But government regulation alone is not sufficient to ensure the integrity of a company's accounting and financial disclosures. At Questar, we believe company culture – both inside the organization and in the boardroom – is our first line of defense, far more important than rules and procedures mandated by government.

We believe a company's boardroom culture can be judged by its response to these questions:

- Do board members ask tough questions, debate strategic decisions openly and welcome dissent?
- Does management report bad news in board presentations?

- Are management and the board willing to make decisions that sacrifice short-term profitability in the interest of the long-term viability of the business?
- Does the company have processes for identifying and managing key business risks?
- Do directors leave a board meeting comfortable that they have been briefed on all significant problems facing the company?



At Questar, the answer to each of these questions is "yes."

What's more, our board of directors is well suited to the challenges of today's energy-business environment. Of the 13 directors currently on our board:

- Seven have been senior executives in the energy industry – more than 220 years of combined experience in the natural gas and oil business.
- Six have been or currently are CEOs of public companies.
- Four have been CFOs of public companies.
- And all 13 have an unyielding commitment to Questar's success.

The year 2004 marks the 75th anniversary of a watershed event in Questar's history – the completion of the "Pipeline of '29." The pipeline carried the first natural gas to Salt Lake City and other Utah markets from fields in southwestern Wyoming. Workers (shown standing on a pipe to bend it into position) constructed the line during one of the harshest winters on record.

Questar shareholders can take comfort that the Questar board is looking out for you.

A SPECIAL THANKS TO QUESTAR EMPLOYEES

2004 marks the 75th anniversary of a watershed event in Questar's history – the completion of the "Pipeline of '29." In the early 1920s an exploration company that would evolve into Questar discovered natural gas by accident while drilling for oil near Rock Springs, Wyoming. Lacking a market for the gas, our predecessors undertook what many at the time considered folly: building a 200-mile pipeline over the Wasatch Mountains to bring natural gas to the Salt Lake Valley.

They overcame enormous obstacles, including construction during one of the harshest winters on record, to put that pipeline into service in mid-1929.

Over the seven-plus decades since the "Pipeline of '29" Questar people have exhibited the same dedication and resilience. I want to thank Questar employees for facing challenges today that are in many ways as daunting as they were back then.

Finally, my thanks to you, the Questar shareholder. Please know that this management team comes to work every day mindful that our primary job is to manage this enterprise for your long-term interests. We ask our employees to do the same – to think and act like owners.

In short, we work hard to earn and retain your confidence and trust.

Sincerely,

Keith O. Rattie
Questar Chairman, President and
Chief Executive Officer
March 2004

Market Resources

QUESTAR MARKET RESOURCES (QMR) is the primary earnings-growth driver for the corporation with a portfolio of nonregulated gas- and oil-development assets. QMR subsidiaries acquire and develop gas and oil properties, generate and drill prospects, develop cost-of-service reserves for affiliate utility Questar Gas, provide gas gathering and processing services for affiliates and third parties, market equity and third-party gas and oil, provide risk-management services, and own and operate an underground gas-storage reservoir.

Charles B. Stanley
President and Chief Executive Officer
Questar Market Resources





QMR's goal is to achieve long-term double-digit reserve, production and net-income growth through a disciplined, return-focused, "acquire-and-exploit" strategy. In a 2003 study, QMR ranked in the top 20% of independent E&P companies in five-year per-share growth of both reserves and production. The company achieved this growth while retaining its historical low-cost structure.

PINEDALE PRODUCTION

Nonregulated production from Questar Exploration and Production's Pinedale field increased 76% in 2003 due to accelerated drilling.



Bcfe
3.0
8.6
15.2
YEAR
01
02
03

QUESTAR MARKET RESOURCES

QMR's goal is to achieve long-term double-digit reserve, production and net-income growth through a disciplined, return-focused, "acquire-and-exploit" strategy. The company seeks to acquire established producing properties during the lower portion of the commodity-price cycle and increase production with proven drilling practices, capital discipline and cost control. QMR further mitigates risk by hedging nonregulated production to protect cash flows and earnings from commodity-price volatility and to lock in superior returns on capital.

In a 2003 study, QMR ranked in the top 20% of independent E&P companies in five-year per-share growth of both reserves and production. The company achieved this growth while retaining its historical low-cost structure. During 2003, QMR's controllable nonregulated production costs decreased from $2 per thousand cubic feet equivalent (Mcfe) in 2002 to $1.96. QMR's low-cost structure places it in the top fifth among independent E&P peers.

2003 Highlights

- QMR's 2003 net income was a record $116 million compared with $97.9 million in 2002, an 18% increase.
- QMR achieved a 19% return on equity and a 13.3% return on assets in 2003 – reflecting its long-term focus on returns and capital-investment discipline.
- Nonregulated gas and oil production was 92.8 billion cubic feet equivalent (Bcfe) in 2003, up 10% over the prior year's 84 Bcfe (after adjusting for 2002 asset sales).
- Nonregulated proved gas and oil reserves totaled 1,159 Bcfe compared to 1,113 Bcfe at the end of 2002, a 4% increase through replacement of 140% of production.
- Wexpro's 2003 net income was up 6% from 2002 to $32.6 million on a record investment base of $172.8 million.
- Net income for Questar Gas Management (QGM), QMR's midstream affiliate, grew 46% in 2003 to $13.3 million.
- QMR subsidiaries reported a 93.3% (net) drilling success rate in 2003.

QMR's 2003 net income of $116 million included a one-time charge of $5.1 million for the cumulative effect of implementing SFAS 143, a new accounting rule related to retirement of long-lived assets. QMR's 2002 net income of $97.9 million included a $26.8 million one-time gain from the sale of nonstrategic assets.



QMR's nonregulated reserves include 999 Bcf of natural gas and 26.6 million barrels of oil and natural gas liquids. Excluding producion taxes, QEP's controllable cost of production decreased 2% per Mcfe in 2002 to $1.96 per Mcfe in 2003.

STRONG PRICES AND LOW UNIT COSTS

QMR's nonregulated exploration and production subsidiary, Questar Exploration and Production (QEP), reported a 25% increase in net income to $70.4 million in 2003 versus $56.2 million in 2002. Average realized nonregulated gas prices increased 40% from $2.58 per Mcf in 2002 to $3.62 per Mcf in 2003. National natural gas supplies remained tight in 2003, driving the reference NYMEX index price up to $5.39 per MMBtu (million British thermal units) compared to $3.22 a year earlier. Regional wellhead prices for natural gas also improved during 2003. In May, Kern River Gas Transmission Co. completed a 900-million-cubic-feet-per-day expansion of its regional pipeline that transports natural gas from the Rockies to California markets. The expansion eliminated the bottleneck that severely impacted Rockies wellhead prices during 2002 and early 2003. The Rockies basis differential – or the difference between the sales price of gas at various Rockies sales points and the reference NYMEX price – averaged $1.93 from May 2002 through April 2003 and fell to an average of $0.60 between May 2003 and December 2003.

With higher global prices, QEP's average realized sales price for oil and natural gas liquids (NGL) was $23.39 per barrel in 2003, up from $20.39 for the prior year. Oil and NGL represented approximately 15% of the company's nonregulated gas-equivalent production during 2003.

QMR's weighted average DD&A rate on nonregulated reserves – the generally accepted measure of long-term reserve finding and development cost – was $0.95 per Mcfe for 2003 versus $0.91 in 2002. The company's "all-in" pre-income-tax nonregulated unit cost was $2.29 per Mcfe in 2003 compared to $2.17 in 2002. The "all-in" calculation includes DD&A, lease-operating expenses, general and administrative expenses, production taxes and allocated interest. The $0.12 per Mcfe cost increase in 2003 resulted from the increase in sales prices for natural gas that raised production taxes $0.16 per Mcfe over 2002 levels. Excluding production taxes, QEP's controllable cost of production decreased 2% from $2 per Mcfe in 2002 to $1.96 in 2003.

NONREGULATED PRODUCTION AND RESERVES GROWTH

QEP's net nonregulated gas and oil production was 92.8 Bcfe in 2003 compared to 96.3 Bcfe a year earlier, a 4% decrease. The company sold nonstrategic producing properties in 2002, which had generated approximately 12.3 Bcfe of 2002 production prior to their sale. From an adjusted production base of 84 Bcfe, QMR's 2003 production rose about 10%. This growth was propelled by two key Rockies plays – a 76% increase in nonregulated volumes from the company's Pinedale Anticline project in western Wyoming and an 8% increase in volumes from the Uinta Basin in eastern Utah.

Although QMR focused drilling primarily on its large inventory of previously booked proved-undeveloped locations (PUDs), the company replaced 149% of 2003 nonregulated production.



Graphic representation of QMR's pad-drilling program at Pinedale field in western Wyoming. As many as 16 directional wells can be drilled from a single pad. Producing intervals are shown as colored ellipses.

PINEDALE DEVELOPMENT ACCELERATED

QMR is a major operator on the Pinedale Anticline – one of the country's most significant onshore gas-development plays. QEP and Wexpro have an approximate 62% average working interest in 14,800 gross acres in the Mesa area of the Anticline. The companies' acreage contains between 250 and 430 low-risk development well locations. To date, QMR has drilled and completed 76 of these locations with a 100% drilling-success ratio. Combined gross reserves for a typical Pinedale well completed in both the Lance and Mesaverde formations average 8 Bcfe, and initial production (IP) rates range from 6 to 12 MMcfe per day.

Prior to 2003, QMR subsidiaries had drilled an average of fewer than 15 wells per year on the Pinedale acreage. Drilling operations currently are impacted by environmental restrictions that limit drilling to less than a seven-month period – from May to mid-November. During 2003, QMR completed the first full year of an accelerated development-drilling program. Even with the environmental restrictions, QMR drilled and completed 25 gross (17.1 net) new wells at Pinedale. Two additional wells were drilled to intermediate casing point and operations were suspended until May 2004, and one well was drilling at year end under a single-pad exception to winter stipulations. Net nonregulated production from Pinedale was 15.2 Bcfe for 2003 compared to 8.6 Bcfe in 2002, a 76% increase.


Market Resources
Net Income
$ millions
43.9
77.8
101.1
97.9
116.0
YEAR
99
00
01
02
03

QMR's 2003 net income benefited from a 40% increase in realized prices for nonregulated natural gas production and continuing emphasis on cost control.

In 2003, QMR demonstrated that pad drilling is a technically and commercially feasible option for full development of its Pinedale acreage. Drilling multiple directional development wells from a single pad significantly reduces the surface disturbance and environmental impact on critical wildlife habitat. The company estimates that its entire Pinedale acreage position, even with 20-acre spacing, could be developed with only nine additional drilling pads.

To achieve the maximum environmental benefits of pad drilling, however, QMR is seeking to expand the Pinedale drilling window. The company is working with various stakeholders on a five-year study to assess the environmental impact of winter drilling. During the winter of 2002-2003, QMR secured approval from the Bureau of Land Management and Wyoming Game and Fish Department to directionally drill up to six wells from a single pad on the northern part of the company's acreage. While drilling proceeded, the migration patterns of a sample group of mule deer in the vicinity of the winter pad were monitored using Global Positioning System collars. The animals' locations were compared with baseline data collected in previous years before winter drilling. In early results, the deer migration and wintering patterns appear largely unaffected by drilling activity. Continuing the study, QMR drilled on a different pad in the same general area through the winter of 2003-2004. QMR and other stakeholders believe expedited approval of year-round access – combined with pad drilling – would accelerate field development and mitigate sustained impacts on wildlife and the local community. With year-round access, QMR could eliminate seasonal drilling surges and shorten development activity by several years.

In another environmentally friendly action, QMR introduced the practice of not flaring gas into the atmosphere during well completions at the Pinedale field, improving overall air quality.

QMR initiated a "Neighbor 2 Neighbor" community-relations program in 2003 to explain the Pinedale project and identify community concerns. Company representatives conducted dozens of meetings with individuals, civic organizations, elected and appointed public officials, environmental groups and government agencies. QMR outlined plans to develop Pinedale assets in a responsible, cooperative way that minimizes the visual, wildlife, habitat, air-quality, and socioeconomic impacts.

PINEDALE 20-ACRE PILOT PROGRAM

To date, QMR has drilled three Pinedale wells on 20-acre spacing to evaluate optimum well density. The three new wells were direct 20-acre offsets to The Mesa Unit #2 well drilled by a QMR affiliate in 1981, which was completed in only four Lance Formation intervals. The well has produced approximately 1 Bcfe, primarily from a single interval. QMR measured the reservoir pressure in the same interval in the three 20-acre pilot wells. The data indicates little depletion as a result of the original Mesa Unit #2 well. During 2004, QMR plans to drill additional 20-acre wells and seek approval for 20-acre development on all of its acreage. Except for reserves from the three currently producing 20-acre pilot wells, QMR has not booked any proved reserves on 20-acre locations at Pinedale.

UINTA BASIN PRODUCTION PEAKS

QMR operates a 114,000-acre block in the Uinta Basin of eastern Utah obtained in the mid-2001 acquisition of Shenandoah Energy (SEI). Since the purchase, QMR has drilled 227 operated wells to the gas-bearing Wasatch Formation, approximately 8,000 feet deep. Typical Wasatch wells have IP rates of about 1.2 MMcfe per day and average reserves of 0.8 Bcfe per well.

Net 2003 nonregulated production from the Uinta Basin was 29 Bcfe, compared to 26.8 Bcfe a year earlier, an 8% increase.

During 2003, QEP drilled or participated in 103 gross wells (59 net) in the Uinta Basin with an overall success rate of 87.4%. Successful results included 48 gross (33 net) wells targeting Wasatch Formation gas, 19 gross (10 net) wells targeting Wasatch Formation and shallow Upper Mesaverde Formation gas, 10 gross (5 net) wells targeting Green River Formation oil and gas, and 6 gross (3 net) wells targeting deeper Mesaverde, Blackhawk and Mancos formation gas. A total of 10 gross (8 net) wells were plugged as dry or abandoned. At year end, 10 wells were being drilled or completed.

Production data from individual Wasatch Formation gas wells drilled during the past several years by QEP and its predecessor, SEI, indicates that well performance in some areas is falling significantly below that predicted by initial "type-curve" analysis at the time of acquisition. Current average estimated ultimate recovery (EUR) for Wasatch Formation wells completed to date is approximately 0.8 Bcfe, compared to predicted EURs of 1.0 to 1.2 Bcfe. Various geological and technical factors have caused reduced well performance. The company continues to evaluate and adjust its reserve base and development-drilling program to reflect performance-related revisions.

QEP also drilled or participated in seven wells around the periphery of its acreage in 2003 to evaluate the potential of deeper Mesaverde, Blackhawk, and Mancos formation targets at depths ranging from

QMR FINANCIAL AND OPERATING HIGHLIGHTS

$ millions

	2003	2002	2001
Revenues	$869.0	$629.1	$746.4
Operating income	210.3	130.4	159.3
Net income	116.0	97.9	101.1
Capital expenditures	238.1	189.4	638.5
Production volumes – nonregulated			
Natural gas *Bcf*	78.8	79.7	70.6
Oil & NGL *MMbbl*	2.3	2.8	2.5
Natural gas equivalents *Bcfe*	92.8	96.3	85.6
Average realized product price *including hedges*			
Nonregulated			
Natural gas *Mcf*	$3.62	$2.58	$3.21
Oil & NGL *bbl*	$23.39	$20.39	$19.22
Energy-marketing volumes *energy-equivalent MMdth*	80.2	83.8	91.8
Gathering volumes *MMdth*	202.5	191.0	155.9
Proved reserves – nonregulated			
Natural gas *Bcf*	999.2	950.4	998.0
Oil & NGL *MMbbl*	26.6	27.2	31.1
Natural gas equivalents *Bcfe*	1,159	1,113	1,184
Five-year finding and acquisition cost *nonregulated per Mcfe*	$.84	$.85	$.85


Rock Springs
Salt Lake City
Denver
Tulsa
Oklahoma City
ROCKY MOUNTAINS • UINTA BASIN
Net leasehold acreage 117,081
Proved reserves 303 Bcfe
2003 net production 29.0 Bcfe
ROCKY MOUNTAINS • PINEDALE
(excludes Wexpro)
Net leasehold acreage 10,508
Proved reserves 443 Bcfe
2003 net production 15.2 Bcfe
ROCKY MOUNTAINS • OTHER
Net leasehold acreage 954,354
Proved reserves 133 Bcfe
2003 net production 16.7 Bcfe
MIDCONTINENT
Net leasehold acreage 431,015
Proved reserves 279 Bcfe
2003 net production 31.9 Bcfe
WEXPRO
Develops and operates gas-producing properties on behalf of Questar Gas.
EXPLORATION & PRODUCTION
GAS-PROCESSING PLANT
QMR OFFICES
Nonregulated Proved Reserves
26%
38%
12%
24%
Rocky Mountains • Uinta Basin
Rocky Mountains • Pinedale
Rocky Mountains • Other
Midcontinent Questar E&P
Nonregulated Net Production
31%
17%
18%
34%

9,900 to 13,700 feet. Drilling results confirm the presence of gas in the deeper horizons, but IP rates and projected EUR have been marginal. In 2003 QEP launched an effort to enhance oil recovery from existing Green River Formation oil zones by using horizontal-drilling technology. The procedure substantially increased fluid flow and associated oil rates compared with adjacent vertical wells, and expanded application will be evaluated during 2004.

SOLID MIDCONTINENT RESULTS

QEP's Midcontinent E&P assets, located primarily in Oklahoma, the Texas Panhandle, northern Louisiana, and East Texas, continued to provide solid production and earnings during 2003. Total Midcontinent production was 31.9 Bcfe in 2003 compared to 32.6 Bcfe in 2002, a 2% decrease before adjusting for property sales. During the year, QEP drilled or participated in 136 gross (43 net) wells in the Midcontinent region, with a 95.2% success rate. Results included 104 gross (38 net) new gas wells, 5 (3 net) new oil wells and 9 (2 net) wells that were plugged or abandoned. An additional 18 wells were drilling or waiting on completion at year end.

During 2003, QEP initiated a horizontal development-drilling program to exploit its average 71% working interest in more than 24,000 gross leasehold acres in the Hartshorne Coalbed Methane (CBM) play in the Arkoma Basin of eastern Oklahoma. New directional-drilling technology enables QEP to drill horizontal laterals in excess of 1,500 feet while remaining within the thin coal seam. This greatly improves individual well recoveries and the overall economics. QEP drilled and completed 24 gross (17 net) operated wells in the Hartshorne coal with average peak-flow rates of 700,000 Mcfe per day and minor amounts of water (1-10 bbls per day). Gross average EUR for the play is 0.6 Bcfe per well, with average completed-and-equipped well costs of about $425,000. At year-end 2003, gross production from new horizontal CBM wells was 12.5 MMcf per day (7.5 MMcf per day net). Based on 160-acre spacing, QEP has a working interest in up to 115 additional horizontal CBM development locations on its operated leasehold.

ROCKIES LEGACY ASSETS

QMR has begun the systematic re-evaluation of "legacy" assets in its extensive Rocky Mountain acreage. QMR has more than 600,000 gross leasehold acres concentrated in the greater Green River Basin of western Wyoming and the Vermillion subbasin of southcentral Wyoming and northwestern Colorado. Some parcels date to the mid-1920s, when the company's early exploration efforts focused on identifying large surface anticlines. When the obvious surface features were drilled up, activity in the region waned. These old producing fields have held "by production" fairly large contiguous blocks of acreage.

Some legacy projects involve using 3-D seismic to identify new prospects beneath original producing horizons. In others, the company employs lower-cost drilling technology to extend existing fields or applies new techniques to find unrecognized opportunities. One of the first legacy targets was the company's South Baxter field in southwestern Wyoming. A Questar predecessor well in 1922 encountered natural gas in shallow sandstone formations and started Questar in the gas business. In 2003, QMR tested a theory that the gas accumulation along the crest of the structure wasn't fully delineated. QMR believed there was more gas trapped in discontinuous lenses of sandstone on the flanks of the large structure. The first wildcat well, drilled 1-1/2 miles southeast and 350 feet "down dip" of the nearest producing well, encountered gas in the Dakota Formation at a depth of about 3,500 feet. The well tested at more than 12 MMcf of gas per day, and pressure data indicated the new pool was not connected to the original producing area. A subsequent well found gas in another Dakota sand that appears to be separate from both the new pool discovered by the first wildcat and from the old field. The well is currently producing at about 4 MMcf per day.

Nonregulated
Gas and Oil Reserves
Bcfe, Proved


598
730
1,184
1,113
1,159
YEAR
99
00
01
02
03



HEDGING PROGRAM MITIGATES COMMODITY-PRICE VOLATILITY

QMR's hedging program reflects the corporation's strategies for providing shareholders with a lower-risk play on the strong fundamentals of the natural gas business. The hedging strategy seeks to dampen the exposure of nonregulated earnings and cash flows to cyclical and increasingly volatile commodity prices. QMR may hedge up to 100% of forecast production from proved-developed gas and oil properties by the end of the first quarter of each year at target prices that help achieve double-digit year-on-year earnings growth and unlevered after-tax returns greater than 15%. In 2003, a period of rising gas prices, QMR's hedging strategy negatively affected net income by $34.7 million, or $0.37 per Mcfe. In contrast, hedging activity during 2002, a period characterized by depressed Rockies gas prices, added $16.3 million, or $0.17 per Mcfe, to net income.

WEXPRO POSTS RECORD EARNINGS

Wexpro provides QMR with steady growth and a predictable earnings stream through a business model that is unique in the energy industry. The company manages and develops gas reserves on behalf of Questar's gas-distribution utility, Questar Gas. Wexpro's activities are governed by a long-standing agreement (the Wexpro Agreement) with the states of Utah and Wyoming. Pursuant to this agreement, Wexpro produces gas on behalf of Questar Gas and is reimbursed for incurred costs. In addition, Wexpro receives an after-tax return of approximately 19% on its net investment in commercial wells and related facilities – known as the investment base – adjusted for working capital, deferred taxes, and depreciation. The return – based on a formula – is not affected by production volumes or commodity prices. Gas volumes produced for Questar Gas are reflected in the utility's rates at cost-of-service. Wexpro's development activities have historically provided Questar Gas with some of the most competively priced gas supplies in the marketplace.

QMR increased reserves 4% in 2003, although drilling focused primarily on the company's large inventory of previously booked proved-undeveloped locations.

Wexpro – which participates in Pinedale development drilling – provides QMR with steady growth and a predictable earnings stream with a unique business model.

Wexpro reported record 2003 net income of $32.6 million versus $30.8 million for the year earlier, a 6% increase. Wexpro drilled or participated in 42 gross wells (15.2 net) during 2003 and achieved a 97.3% net drilling-success rate. Wexpro's average investment base grew to $172.8 million during 2003 versus $164.5 million a year earlier. During 2003 Wexpro replaced 132% of production through 56 Bcfe of proved reserve additions and revisions. Year-end 2003 proved cost-of-service reserves totaled 456 Bcfe, a 3% increase over the 442 Bcfe at year-end 2002.

GATHERING, PROCESSING AND MARKETING

QMR's gas gathering, processing, blending, transportation-services and marketing subsidiaries posted record net income of $13.0 million in 2003 versus $10.9 million in 2002.

QMR's midstream services company, Questar Gas Management (QGM), owns and operates 1,452 miles of gas-gathering lines and five gas-processing plants in Wyoming, Colorado, Utah and Oklahoma. QGM also is a 50% partner in Rendezvous Gas Services (RGS), which provides gas-gathering and transportation services to producers in the prolific Pinedale/Jonah area of Wyoming's Green River Basin.

Reflecting regional production growth, gathering volumes increased 6% in 2003 to 202.5 million decatherms (MMdth) from 191 MMdth a year earlier. As a result of a 25% improvement in average gathering fees, gathering revenues increased 35% to $40.1 million for the current year compared to $29.7 million in 2002. Processing earnings were negatively impacted by higher Rocky Mountain natural gas prices that reduced margins. Growing affiliate and third-party volumes from the Pinedale/Jonah area caused QGM's share of RGS partnership pretax income to more than double to $4.7 million in 2003 compared to $2.2 million a year earlier. At year-end 2003, RGS gross system throughput averaged 248 Mdth per day.



QMR's midstream operations – including gas gathering and processing – benefited from strong regional production growth. Tanks store liquids extracted from natural gas streams.

In a 2003 study, QMR ranked in the top 20% of independent E&P companies in five-year per-share growth of both reserves and production.

Questar Energy Trading (QET) conducts nonregulated marketing and risk-management operations in the western United States. QET purchases and aggregates the company's equity gas and oil production and other third-party volumes. QET does not speculate on future energy prices and its hedges satisfy SFAS 133 requirements as cash-flow-hedge transactions and thus do not flow through the company's income statements on a mark-to-market basis. The company rigorously evaluates and manages counter-party credit risk. A QET affiliate operates and owns 75% of the Clear Creek gas-storage reservoir in southwestern Wyoming, which has 3 Bcf of storage capacity.

The demise of the large energy merchants has resulted in a dramatic decrease in the size and liquidity of wholesale energy markets during the past two years. Due to lack of liquidity, QET has been forced on occasion to discount gas as much as $0.15 per MMBtu below the relevant monthly index in order to secure physical markets for equity production.

OUTLOOK

2004 Capital Program

QMR projects 2004 capital expenditures of $246 million compared to $238 million in 2003. The plan includes $158 million for development drilling and $11 million for exploratory drilling by the exploration and development subsidiaries, $31 million for Wexpro drilling, $21 million for QGM's gathering and processing facilities, $15 million for production and field facilities, and $10 million for other capital projects.

Nonregulated Production


Bcfe
76.6
82.3
85.6
84.0*
92.8
YEAR
99
00
01
02
03
*adjusted for asset sales

KEY 2004 GOALS

Grow Nonregulated Reserves and Production

In 2004, QMR will focus on efficiently growing nonregulated production to 100 Bcfe. QMR plans to spend $65 million at Pinedale to continue the accelerated development-drilling program. The company intends to drill and complete at least 30 gross wells, five more than in 2003.

QMR will evaluate the deeper potential of the Pinedale acreage. To date, QMR has only drilled to depths of about 14,500 feet on the Pinedale structure. A number of potentially productive deeper formations remain untested. While there are examples of prolific production from these depths in the Rockies, the deeper potential on QMR acreage is still highly speculative. Only one well, 20 miles to the south of QMR's acreage, has drilled deeper than the Mesaverde Formation on the Pinedale Anticline. Drilled in 1972, the well encountered a series of potential reservoir horizons but had serious mechanical problems and was never tested conclusively.

Continue Uinta Basin Development

QEP's Uinta Basin drilling expenditures are projected at $45 million in 2004 – about the same as 2003. The primary objective is continued development of the remaining inventory of low-risk Wasatch Formation development locations and the Green River Formation oil and gas zones. QEP contemplates drilling and completing about 72 new Wasatch development wells. Many will also target productive reservoirs in the Upper Mesaverde Formation, approximately 1,000-1,500 feet below the Wasatch. The first four 2003 wells – drilled and completed to initially test only the Upper Mesaverde – added an average of 300 MMcfe per well of incremental gross reserves at an average per-well cost of about $250,000. In subsequent wells, QEP reduced the incremental costs to about $150,000 by combining the Mesaverde and lower Wasatch pay intervals into a single hydraulic-fracture-stimulation stage.

QEP also plans to drill three or more wells to test Lower Mesaverde, Blackhawk and Mancos formation targets. These wells are on-trend with discoveries by other operators to the south. Other drilling will develop and exploit oil in the Green River Formation, which directly overlies the Wasatch. After almost 30 years of production, only 15% of the estimated 500 million barrels of identified in-place Green River crude oil has been recovered compared to typical recovery rates of 25% to 30% in other fields. Each new Wasatch or deeper well provides a "free look" at the overlying Green River, increasing understanding of these complicated reservoirs. QEP drilled two horizontal Green River Formation oil wells in 2003 with encouraging results, and additional wells are planned for 2004.

Maintain Midcontinent Production

Approximately $49 million of QMR's 2004 capital budget is targeted for the Midcontinent, with a focus on low-risk, multi-target drilling opportunities in proven plays. Under the current budget, production should remain relatively stable, with new completions offsetting the normal decline from existing wells.

Evaluate Rockies Legacy Assets

In addition to South Baxter, QMR has legacy asset-evaluation projects under way in other fields in Wyoming and Colorado.



Pinedale wells typically have been drilled to depths of 14,500 feet. In 2004 the company plans to drill a well to evaluate deep potential as part of an accelerated-drilling program in 2004.

Continue Prudent Wexpro Investments

In 2004, Wexpro anticipates a capital program of $35.5 million for continued participation in new wells at Pinedale, Dry Piney, Birch Creek and the Vermillion Basin in Wyoming. Wexpro has about 15% of QMR's 62% average working interest in Pinedale. Through the end of 2003, Wexpro had participated in 39 of QMR's 76 Pinedale wells.

Grow Midstream Assets in Parallel with Equity Production

Questar Gas Management will concentrate on expanding core facilities and services in proven Rocky Mountain producing areas where QMR E&P affiliates operate.

In 2004, QGM and its RGS partner will expand facilities to handle growing volumes as the Pinedale-development pace increases. Several projects, including expansion of field compression facilities near Pinedale and a new gathering line to connect the Blacks Fork and Granger gas plants directly to Kern River Pipeline, are planned.

Health, Safety and the Environment

QMR's business strategy reflects a commitment to protect the health and safety of employees and the communities in which the company operates, and to minimize the impact of company operations on the environment.

In line with Questar's corporate environmental policy, QMR will:

- Meet or exceed the requirements of environmental laws and regulations and those other standards that we have voluntarily adopted.
- Prevent pollution and respond to incidents quickly and effectively.
- Work with public and private agencies to ensure that laws and rules are balanced and effective.
- Implement this policy though various environmental programs, internal guidance, management review and performance monitoring of our facilities and our environmental management systems.

Regulated Services

QUESTAR'S REGULATED businesses provide a reliable earnings and cash-flow foundation, reducing the corporation's exposure to volatile commodity prices. Regulated businesses also support the corporation's dividend and enhance overall credit quality. The natural gas-transmission subsidiary – Questar Pipeline (QPC) – and retail gas-distribution subsidiary – Questar Gas (QGC) – operate under a subholding company, Questar Regulated Services (QRS). Questar Pipeline and Questar Gas are capitalizing on the Rocky Mountains' growing demand for natural gas transportation and storage, as well as strong growth in the region's second largest retail-distribution market.

Alan K. Allred
President and Chief Executive Officer
Questar Regulated Services





Questar Pipeline's "hub-and-spoke" system provides a gateway for growing Rocky Mountain gas supplies to flow to regional and national markets. QPC's core pipeline systems in Wyoming, Utah and Colorado serve six major producing basins. Questar Gas serves more than 95% of homes and businesses in its service area, including Utah, southwestern Wyoming and southeastern Idaho.

Transportation Volumes

Questar Pipeline's transportation volumes increased 7% in 2003 due to regional production growth and system expansion.



MMdth
253.5
275.2
312.8
362.9
388.0
YEAR
99
00
01
02
03

2003 RESULTS

- In 2003, the regulated businesses fell short of earnings and return-on-capital objectives despite growth in customer additions and transportation volumes and revenues.
- Net income from regulated activities was $50.4 million in 2003 compared to $65 million in 2002. Questar Pipeline earned $30.2 million versus $32.6 million in 2002.
- QPC revenues increased 10% in 2003 due to core-system expansions and a full-year's operation of the eastern zone of the Southern Trails Pipeline. Net income was reduced by a 12% increase in operating expenses due to higher depreciation, lower capitalized expenses for new projects, and a full-year's operating expenses for the eastern zone of Southern Trails. QPC also had higher costs related to the new pipeline-safety standards. The pipeline earned a 9.4% return on assets in 2003 versus a 9.8% return in the prior year.
- QGC – which provides gas-distribution services to Utah and portions of Wyoming and Idaho – reported net income of $20.2 million in 2003 compared to $32.4 million in 2002. The Utah Supreme Court on August 1, 2003, rejected a 2000 order by the Public Service Commission of Utah (PSCU) allowing recovery of certain gas-processing costs. As a result, QGC recorded $24.9 million in charges during the year for a potential refund to utility customers. After taxes, these charges reduced earnings by $15.5 million. With the charge, QGC's return on equity was only 6.5%, compared to its authorized return of 11.2%. The utility's return on assets in 2003 was 6.3% compared to 8.7% in 2002. However, without the charges, QGC would have earned its allowed return.

QUESTAR PIPELINE

QPC's "hub-and-spoke" system provides a gateway for growing Rocky Mountain gas supplies to flow to regional and national markets. QPC's core pipeline systems in Wyoming, Utah, and Colorado – the spokes – serve six producing basins. Three of the four most significant onshore gas plays in recent years – including Questar's Pinedale play – are in QPC's operating area. QPC has interconnections with five interstate pipelines that carry gas to the Pacific Northwest, California, the Midwest and other consuming regions. QPC also owns and operates the 488-mile eastern zone of the Southern Trails Pipeline, running from the Four Corners area to the California state line, and the 88-mile Overthrust system in southwestern Wyoming.

QPC's Clay Basin underground gas-storage facility in northern Utah – the largest in the region – has multi-year commitments for its 53.5 Bcf of working-gas capacity. Clay Basin provides shippers with significant flexibility in responding to changing market conditions.

Regulated by the Federal Energy Regulatory Commission (FERC), QPC had a rate base of approximately $565 million at the end of 2003, with equity representing 45% of capitalization. The core pipeline systems had firm capacity commitments of 1,575 MMdth per day at the end of 2003, up from 1,463 MMdth per day a year earlier. Approximately 60% of pipeline commitments are held by Questar Gas under contracts that extend an average of 13 years.



Mark Keller
Field Operator, QPC

Tie Line 112 is an example of a Questar Pipeline expansion project that yields attractive returns for a modest investment. The 16-mile pipeline – completed in late 2003 – provided critical incremental supplies and flexibility when winter demand peaks.

QPC STRATEGIES

QPC's primary strategies are: 1) maintain existing transportation and storage contracts, 2) expand the pipeline system with projects underwritten by long-term contracts, and 3) earn returns that are within the top one-third of its peer group.

QPC grew volumes in 2003 with moderate capital investment. The company increased deliveries into the Kern River Pipeline expansion, which was placed into service in May 2003. QPC added 150,000 dth per day of delivery capacity to Kern River through the Roberson Creek connection in southwestern Wyoming. QPC also increased deliveries into Kern River through Main Line 104 (ML 104), which was in service for its second full year in 2003. ML 104 originates near Price in central Utah and extends 77 miles to connections with the Questar Gas and Kern River systems.

Tie Line 112 (TL 112) is another example of an expansion project that yields attractive returns for a modest capital investment. QPC completed the 16-mile, 24-inch-diameter pipeline in November 2003 for $8.7 million. Questar Gas holds long-term contracts for 52 Mdth of daily capacity on TL 112, which is expandable to 180 Mdth with additional compression. TL 112 – which should generate $3.3 million in annual revenues – provided critical incremental supplies and operating flexibility during a period of record demand in early 2004.


PRINCIPAL OPERATIONS
Questar Gas
Principal cities served by Questar Gas
Questar Pipeline
Southern Trails Pipeline
Overthrust Pipeline
Other pipelines
Gas storage
Interconnections
Principal producing basins
ID
WY
UT
CO
NV
CA
AZ
NM
BIG HORN BASIN
POWDER RIVER BASIN
WIND RIVER BASIN
OVERTHRUST BELT
NORTHWEST PIPELINE
PINEDALE
RENDEZVOUS PIPELINE
GREEN RIVER BASIN
OVERTHRUST PIPELINE
CIG PIPELINE
LOGAN
OGDEN
ROCK SPRINGS
CIG/WIC PIPELINES
SOUTHERN STAR PIPELINE
SALT LAKE CITY
CLAY BASIN
OREM
PROVO
PRICE
VERNAL
UINTA BASIN
PICEANCE BASIN
FERRON FIELD
NORTHWEST PIPELINE
RMNG PIPELINE
RICHFIELD
CEDAR CITY
PARADOX BASIN
TRANSCOLORADO PIPELINE
ST. GEORGE
KERN RIVER PIPELINE
SOUTHERN TRAILS PIPELINE
SAN JUAN BASIN
TRANSWESTERN PIPELINE
EL PASO PIPELINE
PG&E
SO. CAL
LONG BEACH

Questar Pipeline (QPC) and subsidiaries operate a 2,483-mile "hub-and-spoke" interstate natural gas-transmission and storage system. The hub is a complex of pipelines, compressors and storage facilities near Rock Springs in southwestern Wyoming. The spokes are pipelines that serve six major gas-producing basins in Utah, Wyoming and Colorado. QPC's Clay Basin underground storage facility – the largest in the region – has long-term commitments for its entire 53.5 Bcf of working-gas capacity.

Questar Gas (QGC) provides retail natural gas-distribution service to 745,299 customers in Utah, 23,500 in southwestern Wyoming and 1,695 in southeastern Idaho, as of December 31, 2003. QGC's customer base has expanded at a 3% compound rate over the past 20 years – one of the strongest growth rates in the industry. Total deliveries were 132.3 million decatherms in 2003.

SOUTHERN TRAILS PIPELINE

Questar Pipeline purchased what is now Questar Southern Trails Pipeline in 1998. The company intended to convert the existing 698-mile, 16-inch-diameter former oil pipeline to transport natural gas from the Four Corners region to various delivery points, culminating in Long Beach, California. Questar Pipeline divided Southern Trails into eastern and western zones to market capacity to customers in the two zones. The eastern zone – which runs some 488 miles from New Mexico to just inside the California state line – was placed into service in mid-2002. The eastern zone's current daily capacity of 80 Mdth is fully committed under multi-year contracts.

The FERC extended until mid-2005 Questar Southern Trails' certificate on the 210-mile western zone, which runs from the California state line through the heart of Los Angeles to Long Beach. QPC is seeking long-term contracts for the western zone's 120 MMcf of daily capacity. QPC hopes to get sales contracts or sell the pipeline in 2004, and is evaluating various sales offers.

POSITIVE REGULATORY OUTCOME

In a positive regulatory outcome for QRS, the FERC in late 2003 adopted a final rule (Rule 2004) that retained an existing exemption for Questar Gas from certain restrictions on pipeline-affiliate relations. Without the exemption, Questar Pipeline would have had to treat Questar Gas as a marketing affiliate, and the two companies would have had to separate certain common management functions, raising costs for customers. To qualify for the exemption, utilities such as Questar Gas must refrain from "off-system sales." The rule defines an off-system sale to include "a situation in which the affiliated LDC (local distribution company) has contractually committed for more gas than needed to serve its on-system customers and sold that gas off its system, e.g., at a hub or on the spot market." As a policy, Questar Gas does not make off-system sales.

QUESTAR GAS

Questar Gas is regulated by the Utah and Wyoming public service commissions and serves about 770,000 customers in Utah, southeastern Idaho, and southwestern Wyoming. Questar Gas's rate base was $617 million at the end of 2003, with equity representing 52% of total capitalization.

Questar Gas's 2003 financial performance – excluding the unexpected August 1 Supreme Court decision – reflected general rates that went into effect December 30, 2002. The December 2002 PSCU order – using more current data than in past cases – authorized Questar Gas to increase rates $11.2 million in the Utah service territory. The commission also increased the company's allowed return from 11% to 11.2%. The new rates enhanced the utility's opportunity to recover the rising costs associated with customer growth, maintain existing service levels, and confront sub-par financial performance in recent years. Usage per customer stabilized at 119 dth per year in 2003 after declining at an annual average rate of 1.9% since 1983. However, usage per customer is expected to resume its decline in 2004 as customers respond to higher prices.

STRONG CUSTOMER GROWTH

Questar Gas added 20,366 customers in 2003, a 2.7% growth rate that was almost twice the industry average. Low mortgage interest rates and sustained population growth fueled strong residential construction. Natural gas captured virtually 100% of the new-housing market in the company's service area with its competitive pricing and environmental superiority. The company spent about $48 million for pipelines, meters and other growth-related investments in 2003. Prior to 2003, average incremental revenue from new customers often didn't cover average incremental costs to add those customers. However, a new main-extension policy that went into effect at the beginning of 2003 has resulted in positive margins from new-customer additions.

To enhance shareholder returns and keep customer rates as low as possible, Questar Gas continues to streamline operations and enhance efficiency throughout the organization. Operating and maintenance expense per customer has steadily declined over the past decade, from $168 per customer in 1993 to $130 in 2003. Questar Gas ranks in the top quartile of gas utilities in this efficiency measure.

Questar Gas customers benefit from rates that are among the lowest in the nation, in large measure because of lower-cost company-owned supplies. QGC – through its affiliation with an integrated gas organization – is the only natural gas utility in the U.S. that obtains half its annual gas sales from company-owned reserves. The gas reserves – totaling 434 Bcf at year-end 2003 – are developed by Questar Gas affiliate Wexpro for "cost of service." The cost of company-owned supplies was $2.59 per dth, well below regional and national price benchmarks. Utah's industrial sector also benefits from the availability of lower-cost regional gas supplies. In a recent national study, a typical Salt Lake City firm with annual usage of 10,000 therms of gas would have the lowest reported natural gas bills.

QGC's recognized reliability – with no major firm-customer service disruptions in 75 years of operation – was showcased in January and February 2004. Despite the coldest weather in 25 years – which produced the highest sustained deliveries in company history – the distribution system operated without disruption.

DISTRIBUTION FINANCIAL/OPERATING HIGHLIGHTS

$ millions

	2003	2002	2001
Revenues	$621.0	$595.5	$704.1
Operating income	51.4	70.4	58.4
Net income	20.2	32.4	25.9
Capital expenditures	71.5	69.4	78.8
Deliveries *MMdth*			
Residential and commercial sales	84.4	90.8	83.7
Industrial sales	9.6	10.7	10.7
Industrial transportation	38.3	46.5	54.6
Total	132.3	148.0	149.0
Heating-degree days *versus normal*	-7%	8%	-1%
Customers	770,494	750,128	731,900
Customer-growth rate	2.7%	2.5%	3.9%
Utility-owned gas reserves *Bcf*	434.4	419.9	405.7

TRANSMISSION FINANCIAL/OPERATING HIGHLIGHTS

$ millions

	2003	2002	2001
Revenues	$156.8	$142.9	$124.9
Operating income	71.1	66.2	59.3
Net income	30.2	32.6	29.7
Capital expenditures	22.4	95.1	256.7
Transmission throughput *MMdth*	388.0	362.9	312.8

GAS-PROCESSING DISPUTE

A gas-processing plant, built by a Questar Pipeline subsidiary, has been removing carbon dioxide (CO_2) from natural gas produced from coal formations in central Utah since June 1999 at a cost of about $6 to $7 million per year. Removing carbon dioxide raises the gas's heat content and assures that the gas meets Questar Gas's quality and safety standards. Questar Gas contracted with the Questar Pipeline subsidiary for processing because that was the most cost-effective approach. The cost of building and operating the plant was below what a non-Questar entity would have charged.

During hearings on the matter in 2000, the PSCU approved a settlement allowing Questar Gas to recover up to $5 million a year in gas-processing costs incurred since 1999. However, in August 2003, the Utah Supreme Court reversed the PSCU ruling, saying the PSCU erred when it approved the settlement based on a safety standard rather than a "prudence" standard.

Questar Gas achieved a five-year annual average customer-growth rate of 3%, including more than 20,000 new-customer additions in 2003.

In December 2003, the PSCU agreed with Questar Gas that it should reopen hearings and conclude the case. In its order, the PSCU made it clear that it had never ruled on the prudence of the company's decision to contract for gas processing. The Utah Committee of Consumer Services believes the processing costs should be refunded. The committee filed a "petition for extraordinary relief" with the Utah Supreme Court to block the PSC from reopening and completing the case. Because the commission concluded in December 2003 that it had not ruled on the prudence of Questar Gas's actions, Questar Gas is asking for a prudence determination. Questar Gas remains confident that – given an opportunity to marshal the evidence and conclude the case – its actions will be deemed prudent and necessary to protect public safety. Questar Gas seeks to recover gas-processing costs incurred since 1999 as well as ongoing processing charges.

Regulated Services' 2004 capital budget anticipates expansion projects for Questar Pipeline and continued strong customer growth for Questar Gas.



OUTLOOK

Regulated businesses plan capital expenditures of $134 million in 2004, primarily for QPC pipeline-expansion projects and QGC customer growth.

QPC intends to improve net income and increase its return on assets to 10% in 2004 by continuing to grow revenue, controlling operating costs, expanding its core Rockies pipeline system and resolving the future of Questar Southern Trails' western zone.

QPC has secured contracts for 102 Mdth-per-day of new contracts to support expansion of its southern system in central Utah.

Questar Gas
Customer Growth


(000's)
686.3
704.6
731.9
750.1
770.5
YEAR
99
00
01
02
03

The expansion – which is scheduled to be in service before the 2005-2006 heating system – will require additional compression at two sites as well as looping 18 miles of existing pipeline. Questar Pipeline is working with the FERC to gain environmental and certificate approval for this project.

Questar Pipeline is also seeking contract support for expanded pipeline capacity from the Rifle, Colorado, area to the company's existing Kanda Hub near Rock Springs. In addition, Questar Pipeline is working with customers to develop contract support for new underground gas storage on its system.

Questar Gas's primary financial objective in 2004 is to earn its authorized 11.2% ROE through efficient, disciplined investment in its growing distribution system, as well as through cost control and productivity enhancements. In addition, the company expects a favorable resolution of the gas-processing dispute.

Customer growth should remain strong – between 18,000 and 20,000 additions – with Utah's improving economic outlook.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2003

Commission File No. 1-8796

QUESTAR CORPORATION

(Exact name of registrant as specified in its charter)

State of Utah (State or other jurisdiction of incorporation or organization)	87-0407509 (I.R.S. Employer Identification No.)
180 East 100 South, P.O. Box 45433, Salt Lake City, Utah (Address of principal executive offices)	84145-0433 (Zip code)

(801) 324-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, Without Par Value, with Common Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No__

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ✓ No__

The aggregate market value of the registrant's common stock, without par value, held by nonaffiliates on February 27, 2004, was $2,955,413,593 (based on the closing price of such stock):*

On February 27, 2004, 83,630,372 shares of the registrant's common stock, without par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2004 Annual Meeting of Stockholders are incorporated by reference into Part III. The sections of the Proxy Statement labeled "Committee Report on Executive Compensation" and "Cumulative Total Shareholder Return" are expressly not incorporated into this document.

*Calculated by excluding all shares held by directors and executive officers of registrant and three nonprofit foundations established by Questar Corporation without conceding that all such persons are affiliates for the purposes of federal securities laws.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements" within the meaning of Section 27(a) of the Securities Act of 1933, as amended, and Section 21(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). All statements other than statements of historical facts included or incorporated by reference in this report, including, without limitation, statements regarding the Company's future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "could," "expect," "intend," "project," "estimate," "anticipate," "believe," "forecast," or "continue" or the negative thereof or variations thereon or similar terminology. Although these statements are made in good faith and are reasonable representations of the Company's expected performance at the time, actual results may vary from management's stated expectations and projections due to a variety of factors.

Important assumptions and other significant factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include: changes in general economic conditions; changes in gas and oil prices and supplies; changes in rate-regulatory policies; regulation of the Wexpro Agreement; availability of gas and oil properties for sale or exploration and land-access issues; creditworthiness of counterparties to hedging contracts; rate of inflation and interest rates; assumptions used in business combinations; weather and other natural phenomena; the effect of environmental regulation; changes in customers' credit ratings; competition from other forms of energy, other pipelines and storage facilities; the effect of accounting policies issued periodically by accounting-standard-setting bodies; terrorist attacks or acts of war; changes in the business or financial condition of the Company; and changes in credit ratings for Questar and/or its subsidiaries.

PART I

ITEM 1. BUSINESS.

General

Registrant Questar Corporation ("Questar" or "the Company") is a natural gas-focused energy company that is involved in the full spectrum of natural gas activities through two groups – Market Resources and Regulated Services. Market Resources engages in gas and oil development and production; cost-of-service gas development; gas gathering and processing; and wholesale gas and hydrocarbon-liquids marketing, risk management, and gas storage. Regulated Services, through two primary subsidiaries, Questar Pipeline Company ("Questar Pipeline") and Questar Gas Company ("Questar Gas"), conducts interstate gas-transmission and storage activities and retail gas distribution services.

Questar was organized in 1984 and became a publicly held entity when the shareholders of Questar Gas (then known as Mountain Fuel Supply Company) approved a corporate reorganization. Questar was created to provide organizational and financial flexibility and to achieve a more clearly defined separation of utility and nonutility activities. Questar is a "holding company," as that term is defined in the Public Utility Holding Company Act of 1935, because Questar Gas is a natural gas utility. It, however, qualifies for and claims an exemption from provisions of such act applicable to registered holding companies.

As is noted in the following chart, Questar's Market Resources group includes a subholding company, Questar Market Resources, Inc. ("Market Resources"), which owns Wexpro Company ("Wexpro"), Questar Exploration and Production Company ("Questar E&P"), Questar Gas Management Company ("Gas Management") and Questar Energy Trading Company ("Energy Trading"). Questar's Regulated Services group also includes a subholding entity, Questar Regulated Services Company ("Regulated Services"), which owns Questar Gas, Questar Pipeline and Questar Energy Services, Inc. ("Energy Services").

The Company's limited information-technology and communication activities are conducted by Questar InfoComm, Inc. ("Questar InfoComm") which, in turn, owns Consonus, Inc. ("Consonus").



Questar Corporation
Questar InfoComm, Inc. (information-technology services)
Questar Market Resources, Inc. (subholding company)
Questar Regulated Services Company (subholding company)
Consonus, Inc. (networking, website and data-security services)
Questar Gas Company (retail distribution)
Questar Pipeline Company (transportation and storage)
Questar Energy Services, Inc. (nonregulated products and services)
Wexpro Company (management and development, cost-of-service properties)
Questar Exploration and Production Company (exploration and production)
Questar Energy Trading Company (wholesale marketing, risk management, gas storage)
Questar Gas Management Company (gathering and processing)

Financial information concerning Questar's lines of business, including information relating to the amount of total revenues contributed by any class of similar products or services responsible for 10% or more of consolidated revenues, is presented in Note 18 included in Item 8 of this report.

Glossary of Commonly Used Terms

Basis	The difference between a reference or benchmark commodity price and the corresponding selling prices at various regional sales points.
Bcf	One billion cubic feet, a common unit of measurement of natural gas.
Bcfe	One billion cubic feet of natural gas equivalents. Oil volumes are converted to natural gas equivalents using a ratio of one barrel of crude oil to 6,000 cubic feet of gas.
Btu	One British thermal unit – a measure of the amount of energy required to raise the temperature of one pound of water one degree Fahrenheit.
Cash-Flow Hedge	A derivative instrument that complies with Statement of Financial Accounting Standards ("SFAS") 133, as amended, and is used to reduce the exposure to variability in cash flows from the forecasted physical sale of oil, gas or natural gas-liquids production whereby the gains (losses) on the derivative transaction are anticipated to offset the losses (gains) on the forecasted physical sale.
Development Well	A well drilled into a known producing formation in a previously discovered field.
Dew Point	A specific temperature and pressure at which hydrocarbons condense to form a liquid.
Dry Hole	A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.
Dth	Decatherms or ten therms. One dth equals one million Btu or approximately one Mcf.
Exploratory Well	A well drilled into a previously untested geologic structure to determine the presence of gas or oil.
Futures Contract	An exchange-traded legal contract to buy or sell a standard quantity and quality of a commodity at a specified future date and price.
Gross	"Gross" natural gas and oil wells or "gross" acres equals the number of wells or acres in which we have an interest.
Hedging	The use of derivative commodity and interest rate instruments to reduce financial exposure to commodity price and interest rate volatility.
Mbbls	One thousand barrels.
Mcf	One thousand cubic feet of gas.
Mcfe	One thousand cubic feet of natural gas equivalents.
Mdth	One thousand decatherms.
MMbbls	One million barrels.
MMBtu	One million British thermal units.
MMcf	One million cubic feet of gas.
MMcfe	One million cubic feet of natural gas equivalents.
MMdth	One million decatherms.
Natural Gas Liquids	Liquid hydrocarbons (NGL) that are extracted and separated from the natural gas stream. NGL products include ethane, propane, butane, natural gasoline and heavier hydrocarbons.
Net	"Net" gas and oil wells or "net" acres are determined by multiplying gross wells or acres by our working interest in those wells or acres.
Proved Reserves	"Proved reserves" means those quantities of natural gas and crude oil, condensate, and natural gas liquids on a net revenue interest basis, which geological and engineering data demonstrate with reasonable certainty to be recoverable under existing economic and operating conditions. "Proved developed reserves" include proved developed producing reserves and proved developed behind-pipe reserves. "Proved developed producing reserves" include only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" include those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.
Reservoir	A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
Wet Gas	Unprocessed natural gas that contains a mixture of heavier hydrocarbons including ethane, propane, butane, and natural gasoline.
Working Interest	An interest that gives the owner the right to drill, produce, and conduct operating activities on a property and receive a share of any production.

SEC Filings and Website Information

Questar, Market Resources, Questar Gas and Questar Pipeline each file annual, quarterly, and current reports with the Securities and Exchange Commission ("the Commission"). Questar also files proxy statements with the Commission. Investors can read and copy any materials filed with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and can obtain information about the operations of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains a website that contains information filed electronically that can be accessed over the Internet at www.sec.gov.

Financial and other information for Questar can also be accessed at the Company's website at www.questar.com. Questar's website contains Statements of Responsibility for Board Committees, Corporate Governance Guidelines and its Business Ethics Policy.

Questar and each of its reporting subsidiaries makes available, free of charge, through its website, copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to such reports and all reports filed by officers and directors under Section 16 of the Exchange Act reporting transactions in Questar securities. Access to these reports is provided as soon as reasonably practicable after such reports are electronically filed with the Commission.

Narrative Description of Business

The Company has three primary segments – Market Resources, Questar Pipeline and Questar Gas. The following description of each segment's business should be read in conjunction *with Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation.*

Market Resources, General

Questar's Market Resources group is the primary growth driver within Questar. As shown in the organization chart, Market Resources conducts its operations through several subsidiaries. Questar E&P acquires and develops gas and oil properties. Wexpro develops cost-of-service reserves for Questar Gas. Gas Management provides gas-gathering and processing services for affiliates and third parties. Energy Trading markets equity and third-party gas and oil, provides risk-management services, and owns and operates an underground gas-storage reservoir.

Questar E&P conducts a blended program of lower-risk development drilling and low-risk reserve acquisitions. It plans to take some exploration risks in 2004 by drilling one or more wells to evaluate deeper potential on its existing acreage at Pinedale (western Wyoming) and the Uinta Basin (eastern Utah). It maintains a geographical balance and diversity with core activities in the Rocky Mountain region of Wyoming, Utah and Colorado and the Midcontinent region of Oklahoma, Texas and Louisiana.

Natural gas remains the primary focus of the Market Resources' exploration and production ("E&P") operations. As of year-end 2003, Market Resources had proved-nonregulated reserves (excluding cost-of-service reserves) of 999.2 Bcf of gas and 26.6 MMbbls of oil and NGL. On an energy-equivalent ratio, natural gas comprised approximately 86.2% of proved-nonregulated reserves (again, excluding cost-of-service reserves).

E&P Growth Strategy

During the last three years, Questar E&P has focused on drilling wells and expanding production volumes from the Pinedale Anticline area in western Wyoming. On a combined basis, Questar E&P and Wexpro have an approximate 62% average working interest in 14,800 acres in the Mesa area. For 2003, net nonregulated production from Questar E&P's wells at Pinedale was 15.2 Bcfe compared to 8.6 Bcfe a year earlier.

During 2003, Questar E&P continued its gas-directed Wasatch Formation development-drilling program in the Uinta Basin. Questar E&P participated in 103 gross wells in this region in 2003, and had net production of 29 Bcfe.

To date, Market Resources has drilled three Pinedale wells on 20-acre spacing to evaluate optimum well density. The three new wells were direct 20-acre offsets to the Mesa Unit #2 well drilled by a Market Resources affiliate in 1981; the well was completed in only four Lance Formation intervals. The well has produced approximately 1 Bcfe, primarily from a single interval. Market Resources measured the reservoir pressure in the same interval for the three 20-acre pilot wells. The data indicates little depletion as a result of the original #2 well. During 2004, Market Resources plans to drill additional 20-acre pilot wells before seeking approval for fieldwide 20-acre development. Except for reserves from the three currently producing 20-acre pilot wells, Market Resources has not booked any proved reserves on 20-acre locations at Pinedale.

At year-end 2003, Questar E&P had over 100 operated Wasatch well locations yet to drill. However, it expects lower production from the Uinta Basin in 2004. Questar E&P has now drilled over 400 wells in the Uinta Basin since acquiring Shenandoah Energy Inc. (SEI) in mid-2001. Well performance on average has been below what was predicted at the time of the acquisition. The current average expected ultimate recoverable (EUR) reserves for all Wasatch wells drilled to date is approximately 0.8 Bcfe, compared to predicted EUR of 1.0 to 1.2 Bcfe at the time of the SEI acquisition. Questar E&P attributes disappointing well performance to several factors, including high variability of the extent, quality and thickness of individual reservoirs and gathering system constraints.

In 2003, Questar E&P drilled or participated in six wells around the periphery of its acreage to evaluate the potential of deeper Mesaverde, Blackhawk, and Mancos formation targets at depths ranging from 9,900 to 13,700 feet. Results to date confirm the presence of gas in the deeper horizons, but initial production rates and projected EUR from the deeper targets have been marginally economic. Questar E&P may drill several additional wells in 2004 to continue evaluation of deep potential on its extensive Uinta Basin leasehold.

Also in 2003, Questar E&P identified multiple oil pools and an updip gas play in the shallow Green River Formation. It continues to believe there is untapped potential in its extensive Uinta Basin leasehold acreage, but the extent and timing of exploitation remains uncertain.

Questar E&P has begun a systematic review of "legacy" properties in the Greater Green River Basin in southwestern Wyoming and northwestern Colorado, where it has 632,000 gross leasehold acres (418,000 net acres). It is evaluating deep potential, downspacing potential, and other play concepts on the flanks of older fields and will likely drill wells to evaluate some of these new opportunities in 2004.

Questar E&P has successfully exploited gas and oil properties in the Midcontinent that were obtained through acquisitions between 1987 and 1998. Total Midcontinent production was 31.9 Bcfe in 2003, compared to 32.7 Bcfe in 2002.

During 2003, Questar E&P initiated a Hartshorne coalbed-methane (CBM) development project in the Arkoma Basin of eastern Oklahoma. It holds an average 71% working interest in over 24,000 leasehold acres. The Hartshorne coal has been recognized as a potential CBM play for decades. However, the thin 4- to 6-foot thick coal seam at 2,000 feet was only marginally economic when developed using conventional drilling and completion methods. Questar E&P is using new directional drilling technology to drill horizontal laterals of 1,500 to 2,000 feet while remaining within the thin coal interval. This approach greatly improves individual well recoveries and the overall economics of the play. Average well costs to date have been less than $400,000, with average expected reserves of 0.5 to 0.6 Bcfe and average initial production of above 500 Mcfe per day. Based on 160-acre spacing, Questar E&P has a working interest in about 140 locations on its operated leasehold and will continue development in 2004.

E&P, Risk Management

Questar E&P manages risk by focusing primarily on development drilling. In addition, Market Resources will at times hedge up to 100% of its forecasted production from proved-developed reserves when commodity prices are attractive. Questar E&P hedges production to lock in acceptable returns to protect cash flows and earnings from a decline in commodity prices. Market Resources also manages market-access risk by building the necessary infrastructure, particularly gathering and processing facilities, to handle production volumes. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation,* for more information concerning the E&P group's risk-management activities.

Natural gas prices are volatile and subject to seasonal variations. Historically, the demand for natural gas decreases during the summer months and increases during the winter months. In addition to seasonal variations and commodity prices, weather (both in terms of temperatures and moisture) can have dramatic impacts on natural gas prices and on Questar E&P's operations.

Transportation capacity significantly impacts gas prices. The Rocky Mountain region is the fastest growing, major producing region in the United States. The region produces more gas volumes than it can use, particularly during the non-heating season of each year. Only about 20% of the gas produced in the Rockies is consumed by local markets. Since most production volumes must be transported outside the area, the availability of pipeline capacity is critical. The expansion of the Kern River Pipeline in May of 2003, which added an additional .9 Bcf of daily capacity from the Rocky Mountain area, helped sustain price levels during the summer of 2003. This new expansion, however, is fully subscribed, making it possible that prices will again be depressed during the summer of 2004 as production volumes from Wyoming continue to increase.

E&P, Competition and Customers

Questar E&P faces competition in all aspects of its business, including the acquisition of reserves and leases; obtaining goods, services and labor, and marketing its production. Its growth strategy depends, in part, on its ability to purchase reasonably priced reserves and develop such reserves in a low-cost and efficient manner. During 2003, Questar E&P decreased its lease-operating expenses as a result of selling high-operating-cost properties in 2002 and increasing Pinedale production volumes.

Questar E&P, through Energy Trading, sells natural gas production to a variety of customers including pipelines, gas-marketing firms, industrial users and local distribution companies. It regularly evaluates counterparty credit and may require financial guarantees from parties that fail to meet its credit criteria. Crude volumes are sold to refiners, remarketers and other companies, including some with pipeline facilities near the producing properties. In the event pipeline facilities are not available, crude oil is trucked to storage, refining or pipeline facilities.

E&P, Regulation

Questar E&P's operations are subject to various levels of government controls and regulation at the federal, state and local levels. Such regulation includes requiring permits for the drilling and production of wells; maintaining bonding requirements to drill and operate wells; submitting and implementing spill-prevention plans; filing notices relating to the presence, use, and release of specified contaminants incidental to gas and oil production; and regulating the location of wells. The operations are also subject to various conservation matters, including the regulation of the size of drilling and spacing units, the number of wells that may be drilled in a unit and the unitization or pooling of gas and oil properties.

Most of Questar E&P's leases in the Rocky Mountain area are granted by the federal government and administered by federal agencies. Development of Pinedale leasehold acreage is subject to the terms of winter-drilling restrictions. During the last two years, Questar E&P has been working with federal and state officials in Wyoming to obtain authorization for limited winter-drilling activities and has developed innovative measures, such as drilling multiple wells from a single location, to minimize the impact of its activities on wildlife and the habitat.

Wexpro, General

Wexpro provides Market Resources with steady growth and predictable earnings through a business model that is unique in the energy industry. Wexpro conducts gas and oil development and production activities on certain producing properties for Questar Gas under the terms of a comprehensive settlement agreement that allows it to recover its costs plus a return on its investment. The terms of the settlement agreement are described in Note 17 in Item 8 of this report.

The gas volumes produced by Wexpro for Questar Gas are reflected in the latter's rates at cost-of-service prices. (Wexpro's production and reserves statistics are not included in such statistics for any "nonregulated" activities.) Cost-of-service gas, plus the gas attributable to royalty-interest owners, satisfied 49% of Questar Gas's system requirements during 2003. The average wellhead cost (net of revenue credits) of Questar Gas's cost-of-service gas in 2003 was $2.59 per dth, which was lower than Questar Gas's average cost for field-purchased gas.

Wexpro, Other

Wexpro's gas and oil development and production activities are subject to the same type of regulation as Questar E&P. It, however, is also subject to scrutiny by the Utah Division of Public Utilities and the monitors hired by the Division to review the prudence of its actions and its costs when operating assets for Questar Gas.

Wexpro, under the terms of the settlement agreement, also owns oil-producing properties. The revenues from the sale of crude oil produced from such properties are used to recover operating expenses and to provide Wexpro with a return on its investment. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro (46%) and Questar Gas (54%).

Gathering, Processing and Marketing, General

Gas Management performs gas-gathering and processing activities. Under a contract with Questar Gas, Gas Management gathers cost-of-service volumes produced from properties operated by Wexpro. Gas Management has expanded its scope of gathering and processing activities to serve Questar E&P and other producers. It is a 50% partner in Rendezvous Gas Services ("Rendezvous"), a joint venture that operates gas-gathering facilities in western Wyoming. These facilities gather volumes from the Pinedale Anticline and Jonah fields in western Wyoming for delivery to various interstate pipelines that serve the region. Gas Management plans to build a new gathering line from its Blacks Fork plant to a connection with the Kern River Pipeline.

Gas Management's processing margins are subject to the price difference between natural gas and NGL. Gas Management is restructuring some of its processing agreements with producers from "keep-whole" contracts to "fee-based" contracts. (A keep-whole contract insulates producers from NGL- and gas-price risk while a fee-based contract eliminates commodity-price risk for the plant owner.)

Energy Trading conducts energy-marketing activities. It combines gas volumes purchased from third parties and equity production (production from affiliates) to build a flexible and reliable portfolio. As a wholesale-marketing entity, Energy Trading concentrates on markets in the Pacific Northwest, Rocky Mountains and Midwest that are close to reserves owned by affiliates or accessible by major pipelines. It contracts for firm-transportation capacity on pipelines and firm-storage capacity at Clay Basin (a large baseload-storage facility owned by Questar Pipeline).

Energy Trading uses derivatives as a risk management tool to provide price protection for physical transactions involving equity production and marketing transactions. It executes hedges in the form of fixed-price swaps for equity production on behalf of Market Resources with a variety of contracts of varying duration. Energy

Trading does not engage in speculative hedging transactions. See Notes 1 and 12 included in Item 8 and Item 7A of this report for additional information relating to hedging activities.

Energy Trading pays Questar E&P index prices for production volumes on which the latter entity calculates and pays royalties. Energy Trading then resells such volumes and bears profit and loss risk. In addition to contracting for storage capacity at Clay Basin, Energy Trading also owns a 75% interest in and operates the Clear Creek storage facility in southwestern Wyoming. It uses owned and leased storage capacity together with firm transportation capacity to take advantage of price differentials and arbitrage opportunities.

Regulated Services

Questar's Regulated Services unit includes Questar Pipeline and Questar Gas.

Questar Pipeline (Transmission and Storage), General

Questar Pipeline is an interstate pipeline company that transports natural gas in the Rocky Mountain states of Utah, Wyoming and Colorado and stores gas volumes in Utah and Wyoming. As a "natural gas company" under the Natural Gas Act of 1938, Questar Pipeline is regulated by the Federal Energy Regulatory Commission ("FERC") as to rates and charges for storage and transportation of natural gas in interstate commerce, construction of new facilities, extensions or abandonments of service and facilities.

Questar Pipeline's core transmission system is strategically located in the Rocky Mountain area near large reserves of natural gas. It is referred to as a "hub and spoke" system, rather than a "long-line" pipeline, because of its physical configuration, multiple connections to other major pipeline systems and access to six major producing areas. In addition to this core system, Questar Pipeline, through a subsidiary, also owns and operates the Southern Trails Pipeline, a 488-mile line that extends from the Rio Blanco hub in the San Juan Basin to just past the California state line.

Questar Pipeline operates the Clay Basin storage facility, which is the largest underground storage reservoir in the Rocky Mountain region. Through a subsidiary, Questar Pipeline also owns gathering lines and a processing plant in Price, Utah, that removes carbon dioxide from coalbed-methane gas.

Questar Pipeline, Customers, Growth and Competition

Questar Pipeline's system was originally built to serve retail-distribution markets in Utah, and Questar Gas remains Questar Pipeline's largest single transportation customer. During 2003, Questar Pipeline transported 105.7 MMdth for Questar Gas, compared to 111.7 MMdth in 2002. Questar Gas has reserved firm-transportation capacity of about 951 MMdth per day on an ongoing basis or about 60% of Questar Pipeline's reserved capacity, during the three coldest months of the year. Questar Pipeline's primary transportation agreement with Questar Gas will not expire until June 30, 2017.

Given its strategic location and connections to other systems, Questar Pipeline also transported 256.1 MMdth for nonaffiliated customers and delivered such volumes to pipelines owned by Kern River Pipeline, Northwest Pipeline, Colorado Interstate Gas, TransColorado, WIC and other systems. Questar Pipeline's tariff provides a higher hydrocarbon dew point specification than other systems, which requires less processing by producers before natural gas volumes are delivered to Questar Pipeline's system. Kern River and Northwest both require lower dew point gas, which means that Questar Pipeline must blend lower dew point processed gas with wet gas and in some instances isolate processed gas for delivery to such lines, which increases its operational costs.

During 2003, Questar Pipeline increased its capacity for deliveries to Kern River by 150 Mdth per day through the Roberson Creek interconnect in southwestern Wyoming. Questar Pipeline also completed its Tie Line 112 expansion in late 2003. Questar Gas holds long-term contracts for 52 Mdth per day on this new line, which is expandable to 180 Mdth per day with additional compression. Tie Line 112 provided critical incremental supplies and operating flexibility during a period of record demand in early 2004.

Rocky Mountain producers and marketers want capacity on transmission systems that move gas to California (Kern River), the Pacific Northwest (Northwest Pipeline) or Midwestern markets (Trailblazer Pipeline, Colorado Interstate Gas). Questar Pipeline provides access for many producers to the systems. Some parties, including Gas Management, an affiliate of Questar Pipeline, are building gathering lines that allow producers to make direct connections to such pipeline systems. Questar Pipeline continues efforts to build or acquire pipelines that transport gas out of the Rocky Mountains.

Questar Pipeline is unwilling to build significant new projects or expand its existing system without long-term contracts for capacity. Questar Pipeline has recently announced that it has sufficient market support for an expansion of its southern system in central Utah. This expansion, which is scheduled to be in service before the 2005-2006 heating season, will add a daily 102 Mdth of capacity, which is fully supported by long-term contracts. In addition, Questar Pipeline is evaluating customer support for two additional projects. A potential pipeline project would connect Piceance gas supplies with the Kanda hub in western Wyoming. Questar Pipeline is also assessing the feasibility of a gas storage project in western Wyoming. Questar Pipeline will continue to expand its system on an incremental basis to serve the needs of its customers.

The eastern segment of the Southern Trails line was placed into service in mid-2002. Marketing constraints and California regulators continue to pose obstacles for Questar Pipeline's efforts to develop the western segment of Southern Trails from the California border to Long Beach, California. Questar Pipeline continues to be involved in discussions with interested parties to sell or develop the western segment.

Questar Pipeline, Regulation

Questar Pipeline is subject to the jurisdiction of the FERC as to rates and facilities. Within the last year, it filed necessary tariff provisions to comply with the FERC's segmentation rules and received regulatory permission to file revised tariff sheets to increase its fuel-gas costs charged to shippers. Some shippers are protesting the increased fuel-gas costs and are urging the FERC to suspend the tariff sheets pending a hearing or technical conference. Questar Pipeline also recently filed a request for clarification of Order No. 2004 issued by the FERC in November of 2003. This order establishes standards of conduct for transmission providers when dealing with "energy affiliates." Gas Management and Energy Trading are energy affiliates of Questar Pipeline. Questar Pipeline was actively involved in convincing the FERC to exempt local-distribution companies such as Questar Gas from being labeled energy affiliates.

Questar Pipeline is also subject to the jurisdiction of the Department of Transportation ("DOT") with respect to safety requirements in the design, construction and operation of its transmission and storage facilities. Questar Pipeline, in common with Questar Gas, is subject to the additional requirements of the Pipeline Safety Improvement Act of 2002. This act and rules issued by the DOT require interstate pipelines and local distribution companies to implement a 10-year program of risk analysis, pipeline assessment and remedial repair for transmission pipelines located in high-consequence areas such as populated areas. Questar Pipeline estimates that its annual cost to comply with the act will be about $1 million. After the initial 10-year assessment, the pipelines in high-consequence areas must be reassessed every seven years.

Questar Gas (Retail Distribution), General

Questar Gas distributes natural gas as a public utility in Utah, southwestern Wyoming and a small portion of southeastern Idaho. As of December 31, 2003, it was serving 770,494 sales and transportation customers, a 2.7% increase from the 750,128 customers as of year-end 2002. (Customers are defined in terms of active meters.) Questar Gas is the only nonmunicipal gas-distribution utility in Utah, where over 96% of its customers are located. Questar Gas has the necessary regulatory approvals granted by the Public Service Commissions of Utah and Wyoming ("PSCU" and "PSCW") and the Public Utility Commission of Idaho to serve these areas. It also has long-term franchises granted by communities and counties within its service area.

Questar Gas, Growth

Questar Gas's growth is tied to the economic growth of Utah and southwestern Wyoming. It has over 90% of the load for residential space heating and water heating in Utah.

Questar Gas, Risk Management

Questar Gas faces the same risks as other local-distribution companies. These risks include revenue variations based on seasonal changes in demand, sufficient supplies, sufficient delivery points, and adequate distribution facilities. Questar Gas's sales to residential and commercial customers are seasonal, with a substantial portion of such sales made during the heating season. The typical residential customer in Utah (defined as a customer using 115 dth per year) consumes over 77% of his total gas requirements in the coldest six months of the year. Questar Gas, however, has a weather-normalization mechanism for its general-service customers. This mechanism adjusts the nongas portion of a customer's monthly bill as the actual degree-days in the billing cycle are warmer or colder than normal. This mechanism reduces the sometimes dramatic fluctuations in any given customer's monthly bill from year to year and reduces fluctuations in Questar Gas's revenues.

Questar Gas minimizes its supply risks by owning natural gas-producing properties. During 2003, it satisfied 49% of its system requirements with the cost-of-service gas and associated royalty-interest volumes produced from such properties. Wexpro produces the gas from these properties, which is then gathered by Gas Management and transported by Questar Pipeline. Questar Gas had estimated proved cost-of-service natural gas reserves of 434.4 Bcf as of year-end 2003, compared to 419.9 Bcf a year earlier.

Questar Gas also has a balanced and diversified portfolio of gas-supply contracts for volumes produced in the Rocky Mountain states of Wyoming, Colorado and Utah. Questar Gas has regulatory approval to include costs associated with hedging activities in its balancing account for pass-through treatment.

Questar Gas has designed its distribution system and annual gas-supply plan to handle design-day demand requirements. It periodically updates its design-day demand, which is the volume of gas that firm customers could use during extremely cold weather. For the 2003-04 heating season, Questar Gas used a design-day demand of 1,051 Mdth for firm-sales customers.

Questar Gas has long-term contracts with Questar Pipeline for transportation capacity and storage capacity at Clay Basin and three peak-day facilities. It also contracts to take deliveries at several locations on the Kern River Pipeline that runs through Utah.

In third-quarter 2004, Questar Gas expects to have its new customer-information system fully operational. The new system should increase Questar Gas's overall efficiency, provide better information to customers and allow it to reduce labor costs.

Questar Gas's greatest risk, however, is associated with regulation, which is discussed below.

Questar Gas, Regulation

As a public utility, Questar Gas is subject to the jurisdiction of the PSCU and PSCW. Natural gas sales and transportation services are made under rate schedules approved by the two regulatory commissions. Questar Gas is authorized to earn a return on equity of 11.2% in Utah and 11.83% in Wyoming. Both the PSCU and PSCW permit Questar Gas to recover gas costs through a balancing-account procedure and to reflect gas-cost changes on a periodic, generally semiannual, basis. Questar Gas has also received permission from the PSCU and PCSW to reflect specified costs associated with hedging contracts in its gas costs.

At year-end 2002, the PSCU issued an order in Questar Gas's general rate case approving a stipulation that reflected a test year primarily based on November 2002, and changed its accounting for contributions in aid of construction.

On August 1, 2003, the Supreme Court of Utah ("Utah Court") issued an order reversing a decision made by the PSCU in August of 2000 concerning certain processing costs incurred by Questar Gas. Specifically, the court ruled that the PSCU in 2000 did not comply with its statutory responsibilities and regulatory procedures when approving a stipulation that permitted Questar Gas to reflect $5 million in rates per year to recover certain processing costs. The court's action forced Questar Gas to record a liability for the amounts collected in rates since June of 1999.

The PSCU subsequently determined to proceed with deliberations in the 1999 case that ended with the stipulation and to address the question whether Questar Gas met its burden of demonstrating that it acted prudently to incur processing costs in its rates in order to enhance the heating value of natural gas volumes delivered to customers. Before the PSCU could set a schedule of additional hearing and briefs, the Committee of Consumer Services (a state agency that appealed the PSCU's original decision approving the stipulation) filed a petition for extraordinary relief with the Utah Court. Questar Gas, the PSCU, and the Division of Public Utilities (another state agency) have filed briefs opposing the Committee's request. The Utah Court has calendared March 22, 2004, to consider the Committee's petition.

Questar Gas has significant relationships with affiliates that have allowed it to lower its costs and improve its efficiency. These affiliate relationships, however, are subject to increased scrutiny by regulatory commissions for evidence of subsidization and above-market payments.

At the current time, Questar Gas is reviewing the need to file a general rate case in Utah in 2004.

Questar Gas is also subject to the requirements imposed by the Pipeline Safety Improvement Act of 2002, which is administered by the DOT. The act requires Questar to develop an integrity-management plan and assess the integrity of its high-pressure lines in "high consequence" areas on a recurring basis. Questar Gas estimates that it may be required to spend $4 to $5 million per year to comply with the new requirements.

Questar Gas, Competition

Questar Gas is a public utility and currently has no direct competition from other distributors of natural gas for residential and commercial customers. It has historically enjoyed a favorable price comparison with other energy sources used by residential and commercial customers except coal and occasionally fuel oil. It provides transportation service to industrial customers that can buy volumes of gas directly from others and have such volumes transported at aggregate prices lower than Questar Gas's sales rates. Questar Gas makes very low margins on this transportation service, but could lose customers to Kern River.

Other

Questar's "other" operations include information technology and communication services (Questar InfoComm); web-hosting and data centers (Consonus); commercial real estate management (Interstate Land); and wellhead gas analysis and automation, field compression and engine maintenance (Energy Services). Questar is refocusing attention on primary business units and has no plans to enlarge the scope of these activities. The Company recently announced a reorganization of its information-technology services to eliminate duplication and increase efficiency that will result in consolidation of base services within the parent and integrate other services in the business units. Consonus has never fulfilled its business purpose and has significantly retrenched its operations.

Interstate Land is selling its primary parcels of commercial real estate and will be merged with another Questar entity.

Environmental Matters

See *Item 3. Legal Proceedings* in this report for a discussion of the Company's environmental matters.

Employees

At year-end 2003, the Company had 2,173 employees, including 1,368 in the Regulated Services group, 535 in the Market Resources group and 270 in corporate and other areas.

Executive Officers

The following individuals are serving as executive officers of the Company:

Name	Age	Primary Positions Held with the Company and Affiliates, Other Business Experience
Keith O. Rattie	50	Chairman (May 2003); President (February 2001); Chief Executive Officer (May 2002); Director (February 2001); Chief Operating Officer (February 2001 to May 2002); Director, most affiliates (February 2001); and Senior Vice President of the Coastal Corporation (from 1997 to January 2001).
Charles B. Stanley	45	President, Chief Executive Officer and Director, Market Resources and Market Resources subsidiaries (November 2002); Executive Vice President and Chief Operating Officer, Market Resources and Market Resources subsidiaries (February 2002 to November 2002); Executive Vice President and Director, Questar (November 2002); Senior Vice President, Questar (February 2002 to November 2002); President and Chief Executive Officer and Director, Coastal Gas International Co. (1995 to 2000); President and Chief Executive Officer of El Paso Oil and Gas Canada, Inc. (2000 to January 2002).
Alan K. Allred	53	President and Chief Executive Officer and Director, Regulated Services, Questar Gas and Questar Pipeline (May 2003); Executive Vice President, Questar (May 2003); Executive Vice President and Chief Operating Officer, Regulated Services, Questar Gas and Questar Pipeline (November 2002 to May 2003); Senior Vice President, Regulated Services, Questar Gas and Questar Pipeline (March 2002 to November 2002); Vice President, Business Development, Regulated Services, Questar Gas and Questar Pipeline (November 2000 to March 2002); Manager, Regulatory Affairs, Questar Gas and Questar Pipeline (October 1997 to November 2000); Director, Wexpro (May 2003).
S. E. Parks	52	Senior Vice President and Chief Financial Officer (March 2001); Treasurer (May 1984 to March 2004); Vice President (February 1990 to March 2001); Vice President, Treasurer, and Chief Financial Officer all affiliates except Energy Trading and Gas Management (at various dates beginning in May 1984); Director, Questar E&P (May 1996).
Connie C. Holbrook	57	Senior Vice President (March 2001); Vice President (October 1984 to March 2001); Corporate Secretary (October 1984); General Counsel (April 1999); Corporate Secretary, Questar Gas and other affiliates except Energy Trading and Gas Management (at various dates beginning in March 1982).
Glenn H. Robinson	53	President, Chief Executive Officer and Director, Questar InfoComm (August 2000); Vice President and Chief Information Officer, Questar (August 2000); Vice President and Controller, Regulated Services (January 1999 to August 2000), Questar Gas (April 1991 to August 2000), and Questar Pipeline (September 1996 to August 2000).

Brent L. Adamson	52	Vice President, Ethics, Compliance and Audit (March 2002); Director, Audit (August 1982 to March 2002); Compliance Officer (March 1995 to March 2002).

There is no "family relationship" between any of the listed officers or between any of them and the Company's directors. The executive officers serve at the pleasure of the Board of Directors. There is no arrangement or understanding under which the officers were selected.

ITEM 2. PROPERTIES

Questar E&P

Reserves. The following table sets forth Questar E&P's estimated proved reserves, the estimated future net revenues from the reserves and the standardized measure of discounted net cash flows as of December 31, 2003. The proved-reserve volumes do not include cost-of-service reserves managed and developed by Wexpro for Questar Gas. The reserves were collectively estimated by Ryder Scott Company; H. J. Gruy and Associates, Inc.; and Netherland, Sewell & Associates, Inc., independent petroleum engineers. Market Resources does not have any long-term supply contracts with foreign governments, or reserves of equity investees or of subsidiaries with a significant minority interest. All properties are located in the United States due to the sale of Canadian properties in the last half of 2002.

Estimated proved reserves	
Natural gas (Bcf)	999.2
Oil and NGL (MMbbls)	26.6
Total proved reserves (Bcfe)	1,158.7
Proved-developed reserves (Bcfe)	735.2
Estimated future net revenues before future income taxes (in thousands) (1)	$4,539,751
Standardized measure of discounted net cash flows (in thousands) (2)	$1,530,013

(1) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, using average year-end 2003 prices of $5.57 per Mcf for natural gas and $30.45 per barrel for oil and NGL combined, net of estimated production and development costs (but excluding the effects of general and administrative expenses; debt services; depreciation, depletion and amortization; and income tax expense.

(2) The standardized measure of discounted net cash flows prepared by the Company represent the present value of estimated future net revenues after income taxes, discounted at 10%.

Estimates of proved reserves and future net revenues are made at year-end, using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the remaining life of the properties (except to the extent a contract specifically provides for escalation). Year-end prices do not include the effect of hedging. Estimated quantities of proved reserves and future net revenues are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this document are estimates.

Reference should be made to *Note 20* included in *Item 8* of this report for additional information pertaining to the Questar's proved reserves as of the end of each of the last three years.

Market Resources will file estimated reserves as of December 31, 2003, with the Energy Information Administration in the Department of Energy on Form EIA-23. Although Market Resources uses the same technical and economic assumptions when it prepares the EIA-23, it is obligated to report reserves for all wells it operates, not for all wells in which it has an interest, and to include the reserves attributable to other owners in such wells.

The following charts illustrate Market Resources' reserve statistics for the years ended December 31, 1999 through 2003:

Gas and Oil Reserves (Bcfe)*

Year	Year-End Reserves	Annual Production	Reserve Life (Years)
1999	597.6	76.6	7.8
2000	730.1	82.3	8.9
2001	1,184.4	85.6	13.8
2002	1,113.4	96.3	11.6
2003	**1,158.7**	**92.8**	**12.5**

*Does not include cost-of-service reserves managed and developed by Wexpro for Questar Gas.

Production. The following table sets forth the net production volumes, the average sales prices per Mcf of gas, per barrel of oil and of NGL produced, and the production cost per Mcfe for the years ended December 31, 2003, 2002, and 2001, respectively. Production costs include direct lifting costs (labor, repairs and maintenance, materials, supplies and workovers), and the costs of administration of production offices, insurance and property and severance taxes, but is exclusive of depreciation and depletion applicable to capitalized lease acquisitions, exploration and development expenditures.

	Year ended December 31,		
	2003	2002	2001
United States (excluding cost-of-service activities)			
Volumes produced and sold			
Gas (Bcf)	**78.8**	74.9	63.9
Oil and NGL (MMbbls)	**2.3**	2.3	1.8
Average realized selling price (includes hedges)			
Gas (per Mcf)	**$ 3.62**	$ 2.61	$ 3.21
Oil and NGL (per bbl)	**23.39**	20.26	18.14
Production costs per Mcfe			
Lease operating expense	**$ .49**	$ .51	$ .55
Production taxes	**.33**	.20	.29
Production cost per Mcfe	**$ .82**	$ .71	$ .84

	Year ended December 31,		
	2003	2002	2001
Canada (in U.S. dollars)			
Volumes produced and sold			
Gas (Bcf)		4.8	6.7
Oil and NGL (MMbbls)		.5	.7
Average realized selling price (includes hedges)			
Gas (per Mcf)		$ 2.22	$ 3.25
Oil and NGL (per bbl)		21.03	21.98
Production costs per Mcfe			
Lease operating expense		$ .92	$ .74
Production cost per Mcfe		$ .92	$ .74
Cost-of Service (Wexpro-managed)			
Volumes produced			
Gas (Bcf)	**40.1**	41.2	37.9
Oil and NGL (MMbbls)	**.4**	.5	.5

Productive Wells. The following table summarizes Market Resources' productive wells as of December 31, 2003. All of these wells are located in the United States.

	Gas	Oil	Total
Gross	3,636	921	4,557
Net	1,686	499	2,185

Although many of Market Resources' wells produce both gas and oil, a well is categorized as either a gas well or an oil well based upon the ratio of gas to oil produced. Each well completed in more than one producing zone is counted as a single well. At the end of 2003, there were 59 gross wells with multiple completions.

Market Resources also holds numerous overriding royalty interests in gas and oil wells, a portion of which are convertible to working interests after recovery of certain costs by third parties. After converting to working interests, these overriding royalty interests will be included in Market Resources' gross and net well count.

Leasehold Acreage. The following table summarizes developed and undeveloped leasehold acreage in which Market Resources owns a working interest as of December 31, 2003. "Undeveloped Acreage" includes (i) leasehold interests that already may have been classified as containing proved-undeveloped reserves; and (ii) unleased mineral-interest acreage owned by the company. Excluded from the table is acreage in which Market Resources' interest is limited to royalty, overriding royalty and other similar interests.

Leasehold Acreage - December 31, 2003

	Developed (1)		Undeveloped (2)		Total	
	Gross	Net	Gross	Net	Gross	Net
Arizona	-	-	480	450	480	450
Arkansas	32,322	10,513	510	400	32,832	10,913
California	345	113	3,390	1,240	3,735	1,353
Colorado	146,505	99,595	199,899	101,495	346,404	201,090
Idaho	-	-	44,174	10,642	44,174	10,642
Illinois	172	39	14,267	3,989	14,439	4,028
Indiana	-	-	269	235	269	235
Kansas	134	134	16,000	3,772	16,134	3,906
Kentucky	-	-	13,723	5,468	13,723	5,468
Louisiana	14,436	9,186	1,267	1,114	15,703	10,300
Michigan	169	28	6,400	1,346	6,569	1,374
Minnesota	-	-	313	104	313	104
Mississippi	2,862	1,902	1,095	468	3,957	2,370
Montana	18,349	8,463	308,349	56,497	326,698	64,960
Nevada	320	280	680	542	1,000	822
New Mexico	83,873	66,906	35,862	14,610	119,735	81,516
North Dakota	2,742	458	144,312	21,532	147,054	21,990
Ohio	-	-	202	43	202	43
Oklahoma	1,470,260	258,984	48,281	33,421	1,518,541	292,405
Oregon	-	-	43,868	7,670	43,868	7,670
South Dakota	-	-	204,398	107,828	204,398	107,828
Texas	153,646	51,432	55,183	42,423	208,829	93,855
Utah	82,357	66,135	221,879	116,865	304,236	183,000
Washington	-	-	26,631	10,149	26,631	10,149
West Virginia	969	115	-	-	969	115
Wyoming	229,701	149,430	412,008	246,942	641,709	396,372
Total	2,239,162	723,713	1,803,440	789,245	4,042,602	1,512,958

(1) Developed acreage is acreage spaced or assignable to productive wells.

(2) Undeveloped acreage is leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

Substantially all the leases summarized in the preceding table will expire at the end of their respective primary terms unless the existing leases are renewed or production has been obtained from the acreage subject to the lease prior to that date. In that event, the lease will remain in effect until production ceases. The following table sets forth the gross and net acres subject to leases summarized in the preceding table that will expire during the periods indicated:

	Acres Expiring	
	Gross	Net
Twelve Months Ending		
December 31, 2004	77,872	51,574
December 31, 2005	73,002	47,483
December 31, 2006	84,787	56,693
December 31, 2007	39,786	36,387
December 31, 2008 and later	34,926	23,595

Drilling Activity. The following table summarizes the number of development and exploratory wells drilled by Market Resources, including the cost-of-service wells drilled by Wexpro, during the years indicated.

		Year ended December 31,					
		Productive			Dry		
		2003	2002	2001	**2003**	2002	2001
Net Wells Completed							
United States	Exploratory	**3.7**	0.6	0.4	**0.2**	1.0	0.4
	Development	**132.3**	150.9	120.0	**9.6**	2.4	4.3
Canada	Exploratory		0.5	0.9			1.9
	Development		2.3	2.3		0.4	0.1
Total	Exploratory	**3.7**	1.1	1.3	**0.2**	1.0	2.3
	Development	**132.3**	153.2	122.3	**9.6**	2.8	4.4
Gross Wells Completed							
United States	Exploratory	**10.0**	2.0	1.0	**2.0**	1.0	1.0
	Development	**282.0**	215.0	251.0	**19.0**	5.0	11.0
Canada	Exploratory		1.0	2.0			5.0
	Development		9.0	9.0		1.0	1.0
Total	Exploratory	**10.0**	3.0	3.0	**2.0**	1.0	6.0
	Development	**282.0**	224.0	260.0	**19.0**	6.0	12.0

Gathering, Processing and Marketing

Gas Management owns 1,452 miles of gathering lines located in Utah, Wyoming, Colorado and Oklahoma. In conjunction with these gathering facilities, Gas Management owns compression facilities, field dehydration and measuring systems. Gas Management is a 50% partner in Rendezvous, which owns an additional 156 miles of gathering lines and associated field equipment.

Gas Management owns processing plants that have an aggregate daily capacity of 224 MMcf. These plants include the Blacks Fork Plant in southwestern Wyoming that has a daily capacity of 84 MMcf and the Red Wash Plant in the Uinta Basin that has a daily capacity of 70 MMcf.

Energy Trading, through a limited-liability company in which it has a 75% interest, owns and operates the Clear Creek gas-storage facility in southwestern Wyoming.

Questar Pipeline

Questar Pipeline has a maximum capacity of 1,933 Mdth per day and firm-capacity commitments of 1,655 Mdth per day. Questar Pipeline's transmission system includes 2,483 miles of transmission lines that interconnect with other pipelines. Its core system includes two segments, often referred to as the northern system and southern system. The northern system extends from northwestern Colorado through southwestern Wyoming into northern Utah, while the southern system extends from western Colorado to Elberta, Utah. The transmission mileage figure includes lines at storage fields and tap lines used to serve Questar Gas, the 488 miles of the Southern Trails system in service that is owned by a subsidiary and the 88 miles of Overthrust Pipeline owned by subsidiaries. The maximum daily capacity figures for Southern Trails and Overthrust are 899 Mdth and 88 Mdth, respectively. Questar Pipeline's system ranges in size from lines that are less than four inches in diameter to the Overthrust line that is 36 inches in diameter. Through a subsidiary, Questar Pipeline also owns and operates 210 miles comprising the western segment of the Southern Trails system. Questar Pipeline has major compression sites, including a complex near Rock Springs, Wyoming, that compresses gas volumes from the transmission system for delivery to other pipelines, including systems that move gas volumes east.

Questar Pipeline also owns the Clay Basin storage facility in northeastern Utah, which has a capacity of 117.5 Bcf, including 53.5 Bcf of working gas, and several smaller storage aquifers in eastern Utah. Through a subsidiary, Questar Pipeline owns a processing plant in Price, Utah, with a daily capacity of 140 MMcf and related gathering lines.

Questar Gas

Questar Gas distributes gas to customers in the major populated area of Utah, commonly referred to as the Wasatch Front, in which the metropolitan Salt Lake area, Provo, Ogden, and Logan are located. It also serves customers throughout the state, including the cities of Price, Roosevelt, Vernal, Moab, Monticello, Fillmore, Cedar City and St. George. Questar Gas supplies natural gas to the southwestern Wyoming communities of Rock Springs, Green River, Evanston, Kemmerer and Diamondville and the southeastern Idaho community of Preston. To supply these communities Questar Gas owns and operates distribution systems and has a total of 23,323 miles of street mains, service lines and interconnecting pipelines. Questar Gas has a major operations center located in Salt Lake City, Utah, and has operations centers, field offices and service-center facilities throughout its service area.

Other

Questar leases a 255,000 square-foot facility in downtown Salt Lake City, Utah, that serves as its corporate headquarters. Through subsidiaries, it also owns commercial real estate and two secure data centers in metropolitan Salt Lake.

ITEM 3. LEGAL PROCEEDINGS.

There are various legal proceedings pending against the Company and its affiliates. Management believes that the outcome of these cases will not have a material adverse effect on the Company's financial position, operating results or liquidity. Questar Gas's processing-cost case is discussed under *Item 1. Business, "Questar Gas, Regulation"* and in *Note 2 to the Notes to Consolidated Financial Statements of Item 8* in this report. Other significant cases are discussed below.

Grynberg. Questar defendants are involved in two separate lawsuits filed by Jack Grynberg, an independent producer. The first case, *United States ex rel. Grynberg v. Questar Corp.*, Civil No. 99-MD-1604, Consolidated Case MDL No. 1293 (D. Wyo.) involves claims filed by Grynberg under the Federal False Claims Act and is substantially similar to other cases filed against pipelines and their affiliates that have all been consolidated for discovery and pre-trial motions in Wyoming's federal district court. The cases involve allegations of industry-wide mismeasurement of natural gas quantities on which royalty payments are due the federal government. The Questar defendants have been deposing Grynberg and currently plan to file a motion contending that the court has no jurisdiction over the case because Grynberg cannot satisfy the statutory requirements for jurisdiction.

The second case, *Grynberg and L & R Exploration Venture v. Questar Pipeline Co.*, Civil No. 97CV0471 (D. Wyo.) was originally stayed pending the outcome of issues raised in other cases involving the parties. This case involves some of the same allegations that were heard in an earlier case between the parties, e.g., breach of contract, intentional interference with a contract, and has additional claims of antitrust violations and fraud. In June of 2001, the judge entered an order granting the motion for partial summary judgment filed by the Questar defendants dismissing the antitrust claims from the case, but has not ruled on other motions for summary judgment dealing with ratable take and fraud.

Kansas Cases. Energy Trading is a named defendant in tandem cases pending in a Kansas district court, *Price v. Gas Pipelines*, No. 99C30 (Dist. Ct. Kan.) and *Price v. El Paso Entities*, No. 03 C 23 (Dist. Ct. Kan.). These cases are similar to the cases filed by Grynberg, but the allegations of a conspiracy by the pipeline industry to set standards that result in the systematic mismeasurement of natural gas volumes and resulting underpayment of royalties are made on behalf of private and state lessors, rather than on behalf of the federal government. The purported class involves all royalty owners of production from nonfederal and non-Indian lands located in Kansas, Wyoming and Colorado. Energy Trading opposes certification of the class and contends that it does not engage in any measurement activities in Kansas. (Affiliates of Energy Trading do engage in measurement activities, but not in Kansas.)

Beaver Gas Pipeline System. Questar E&P is a named defendant in *Kaiser-Francis Oil Co. v. Anadarko Petroleum Corp.*, Case No. CJ-2003-66518 (Dist. Ct. Okla.). This lawsuit was filed by its co-defendant in a prior Oklahoma case, *Bridenstine v. Kaiser-Francis Oil Co.* The original lawsuit was a class action with allegations of improper royalty payments for wells connected to the Beaver Gas Pipeline System in western Oklahoma. Questar E&P and Anadarko (as the successor to Union Pacific Resources Company) settled the lawsuit in December of 2000 by agreeing to pay a total sum of $22.5 million, of which $16.5 million was allocated to Questar E&P. Kaiser-

Francis chose not to settle and had a jury verdict in excess of $50 million (including interest and reflecting a credit for the settlement) entered against it.

In the new lawsuit, Kaiser-Francis claims express and implied indemnity against its former co-defendants and requests payment for the damages assessed against it and for its legal defense costs. Questar E&P has asked the court to dismiss the lawsuit for failure to state a claim, or, at the very least, to transfer the case to the county in which the 2000 settlement agreement was approved and the jury trial was held.

Questar E&P is the named defendant in two other cases involving the Beaver system. In *State of Oklahoma ex. rel. Commissioners of Land Office,* Case No. CJ-2002-94 (Dist. Ct. Okla.) the Oklahoma Land Office, which opted out of the class represented in the *Bridenstine* case, basically alleges the same claims present in such case, e.g., improper deductions for gathering fees and resulting underpayment of royalties. The Oklahoma Tax Commission, in *State of Oklahoma ex rel. State Tax Commission v. Questar Exploration and Production Co.*, No. W-2004-10 (Dist. Ct. Okla.), contends that Questar E&P should pay additional production taxes to reflect the settlements involving the Beaver system and another pipeline system formerly owned by Questar E&P.

Data Center Incident. Safeway, Inc., a tenant in a data center owned and operated by Consonus, has a pending lawsuit against Consonus claiming that it suffered irreparable damage when its computer system was rendered unfit as a result of an accident that occurred at the center in February of 2002. The case, *Safeway, Inc. v. Consonus, Inc.*, Civil No. 2:02CV1216DS (D. Utah) is pending in Utah's federal district court. Safeway claims that Consonus breached its contract to provide a secure facility and was negligent with respect to hiring and monitoring the activities of other named parties responsible for manufacturing the suppression equipment, designing the center, building the center and performing operations at the facility. The total amount of the claimed damages is in excess of $12 million.

Landowner Cases. Royalty class actions are being asserted by landowners against entities involved in the gas and oil production and marketing businesses. The Market Resources group has been involved in several class actions involving royalty owners and believes it will continue to be the subject of additional class action cases involving similar claims.

Environmental Matters. Questar E&P has intervened in a lawsuit that was filed by Wyoming environmental groups against the Bureau of Land Management, *Wyoming Outdoor Council v. Bennett,* Case No. 03-CV50-J (D. Wyo.). The environmental groups claim that the BLM violated federal law and regulatory provisions when it approved Questar E&P's request for an exception that allowed limited drilling to be conducted during the winter of 2002-2003. (Questar E&P obtained another exception for the winter of 2003-2004.) Questar E&P contends that the BLM complied with federal regulations by taking a "hard look" at the environmental effects of granting a limited exception and by posting proper notice before taking such action.

Questar subsidiaries are listed as "responsible parties" at other sites involving hazardous wastes. They have also received formal notices of violation or informal inquiries from state environmental agencies and the federal Environmental Protection Agency (the "EPA"). None of these sites is significant to the Questar entity involved. With the possible exception of an enforcement action that the EPA may bring against QEP Uinta Basin (a subsidiary of Questar E&P) for violation of air permit requirements for operations on tribal lands in eastern Utah, there is no pending proceeding involving formal or informal notices of violation that includes a penalty of $100,000 or more.

Wasatch Chemical. The Company continues to monitor the Wasatch Chemical property in Salt Lake City, which is still included on the national priorities list, commonly known as the "Superfund" list. The Wasatch Chemical property was the location of chemical mixing operations and is the subject of a 1992 consent order. Questar has conducted the necessary soil remediation and groundwater remediation activities.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matters to a vote of stockholders during the last quarter of 2003.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Information concerning the market for the common equity of the Company and the dividends paid on such stock is located in Note 10 of the *Notes to Consolidated Financial Statements* under *Item 8*. As of March 5, 2004, Questar had 10,542 shareholders of record and estimates that it had an additional 30,000-35,000 beneficial holders.

ITEM 6. SELECTED FINANCIAL DATA.

	2003	2002	2001	2000	1999
	(in thousands, except per-share amounts)				
Revenues	**$1,463,188**	$1,200,667	$1,439,350	$1,266,153	$924,219
Operating expenses					
Cost of natural gas and other products sold	**542,441**	395,742	675,011	562,229	352,554
Operating and maintenance	**284,266**	284,317	270,355	251,477	221,082
Depreciation, depletion and amortization	**192,382**	184,952	151,735	142,491	132,164
Distribution rate-refund obligation	**24,939**				
Other expenses	**79,330**	61,461	68,142	61,989	45,580
Total operating expenses	**1,123,358**	926,472	1,165,243	1,018,186	751,380
Operating income	**$ 339,830**	$ 274,195	$ 274,107	$ 247,967	$172,839
Interest and other income	**$ 7,435**	$ 56,667	$ 35,298	$ 39,359	$ 78,700
Write-down of investment in partnership					(49,700)
Income before accounting changes	**179,196**	170,893	158,186	149,477	96,852
Cumulative effect of accounting changes	**(5,580)**	(15,297)			
Net income	**$173,616**	$155,596	$158,186	$149,477	$96,852
Basic earnings per common share					
Income before accounting changes	**$2.17**	$2.09	$1.95	$1.86	$1.17
Cumulative effect of accounting changes	**(0.07)**	(0.19)			
Net income	**$2.10**	$1.90	$1.95	$1.86	$1.17
Diluted earnings per common share					
Income before accounting changes	**$2.13**	$2.07	$1.94	$1.85	$1.17
Cumulative effect of accounting changes	**(0.07)**	(0.19)			
Net income	**$2.06**	$1.88	$1.94	$1.85	$1.17
Weighted-average common shares outstanding					
Used in basic calculation	**82,697**	81,782	81,097	80,412	82,547
Used in diluted calculation	**84,190**	82,573	81,658	80,915	82,676
Dividends per share	**$0.78**	$0.725	$0.705	$0.685	$0.67
Book value per common share	**$15.15**	$13.88	$13.26	$11.79	$10.99
Total assets	**$3,309,055**	$3,067,850	$3,244,496	$2,472,027	$2,184,734
Net cash provided from operating activities	**446,450**	467,495	377,458	255,519	207,331
Capital expenditures	**335,416**	357,800	984,086	315,142	261,983
Capitalization					
Long-term debt, less current portion	**950,189**	1,145,180	997,423	714,537	735,043
Common equity	**1,261,265**	1,138,761	1,080,781	952,632	894,516
Total capitalization	**$2,211,454**	$2,283,941	$2,078,204	$1,667,169	$1,629,559

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

Summary

Questar reported a 12% increase in net income to $173.6 million for 2003 compared with earnings of $155.6 million for 2002 due primarily to a 40% increase in realized prices for nonregulated natural gas production. Following is a year-to-year comparison of net income by line of business:

	2003	2002	Increase (Decrease)	% Change
Market Resources	**$115,990**	$97,929	$18,061	18
Natural gas transmission	**30,169**	32,608	(2,439)	(7)
Natural gas distribution	**20,182**	32,399	(12,217)	(38)
Corporate and other operations	**7,275**	(7,340)	14,615	199
Net income	**$173,616**	$155,596	$18,020	12
Earnings per common share, diluted	**$2.06**	$1.88	$0.18	10

Questar Market Resources net income grew 18% in 2003 over 2002 due to higher realized prices for natural gas, oil, and natural gas liquids and increased investment in gas gathering in Wyoming. Nonregulated gas and oil production totaled 92.8 Bcfe in 2003 compared with 96.3 Bcfe in 2002. Market Resources' 2002 net income reflected a $26.8 million after-tax gain from noncore-asset sales, including a Canadian exploration and production subsidiary. Production in 2002, adjusted for asset sales, amounted to 84 Bcfe.

Net income for Questar Pipeline – which conducts interstate natural gas transmission and storage – declined in 2003 compared with 2002. Increased operating expenses and lower capitalized costs for construction projects offset a 7% increase in transportation volumes and a 10% growth in revenues. Pipeline-expansion projects in recent years contributed to an increase in firm-gas transportation in 2003 compared with 2002.

Questar Gas – a retail natural gas-distribution utility – incurred a 38% drop in net income in 2003 compared with the prior-year earnings due to a $24.9 million pretax rate-refund liability, which was recorded following an adverse Utah State Supreme Court order. The court reversed an earlier decision of the Public Service Commission of Utah (PSCU) that allowed partial recovery of gas-processing costs incurred by Questar Gas from June 1999 forward. The nongas margin (revenues less gas costs) was higher and operating expenses, before the liability, were lower in 2003 compared to 2002. Questar Gas served 770,494 customers at year-end 2003, a 2.7% year-to-year growth rate.

Corporate and Other Operations reported lower income in 2003 – before a 2002 change in the method of accounting for goodwill – due to a decrease in revenues from data-processing and data-hosting businesses. Under a new accounting rule adopted in the first quarter of 2002, goodwill related to the data-hosting business was determined to be impaired and written off.

Questar implemented an accounting change in 2003 to comply with a new accounting standard for recognizing asset-retirement obligations, reducing net income by $5.6 million or $.07 per share. The new accounting standard requires companies to anticipate the cost of retiring certain long-lived assets when the assets are placed into service.

Results of Operation

Market Resources

Market Resources and subsidiaries acquire and develop gas and oil properties, develop cost-of-service reserves for an affiliated company, Questar Gas, provide gas-gathering and processing services, market equity and third-party gas and oil, provide risk-management services, and own and operate an underground gas-storage reservoir. Market Resources uses price hedges to protect earnings and cash flows from adverse commodity-price changes. Market Resources does not enter into gas- and oil-hedging contracts for speculative purposes. Following is a summary of Market Resources' financial results and operating information:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
OPERATING INCOME			
Revenues			
Natural gas sales	**$285,118**	$205,928	$226,656
Oil and natural gas-liquids sales	**67,020**	67,572	59,482
Cost-of-service gas operations	**100,997**	93,177	89,934
Energy marketing	**357,346**	218,832	337,845
Gas gathering, processing and other	**58,527**	43,614	32,480
Total revenues	**869,008**	629,123	746,397
Operating expenses			
Energy purchases	**342,476**	202,132	324,124
Operating and maintenance	**130,680**	131,598	112,087
Depreciation, depletion and amortization	**121,316**	117,446	92,678
Exploration	**4,498**	6,086	6,986
Abandonment and impairment of gas, oil and related properties	**4,151**	11,183	5,171
Production and other taxes	**53,343**	28,558	43,125
Wexpro Settlement Agreement oil-income sharing	**2,199**	1,676	2,885
Total operating expenses	**658,663**	498,679	587,056
Operating income	**$210,345**	$130,444	$159,341
OPERATING STATISTICS			
Nonregulated production volumes			
Natural gas (MMcf)	**78,811**	79,674	70,574
Oil and natural gas liquids (Mbbl)	**2,324**	2,764	2,500
Total production (Bcfe)	**92.8**	96.3	85.6
Average daily production (MMcfe)	**254**	264	234
Nonregulated selling price, net to the well			
Average realized selling price (including hedges)			
Natural gas (Mcf)	**$3.62**	$2.58	$3.21
Oil and natural gas liquids (bbl)	**$23.39**	$20.39	$19.22
Average selling price (without hedges)			
Natural gas (Mcf)	**$4.17**	$2.17	$3.84
Oil and natural gas liquids (bbl)	**$28.47**	$22.93	$23.14
Wexpro investment base at December 31, net of depreciation and deferred income taxes (in millions)	**$172.8**	$164.5	$161.3
Energy-marketing volumes (Mdthe)	**80,196**	83,816	91,791
Natural gas-gathering volumes (Mdth)			
For unaffiliated customers	**114,774**	112,205	91,729
For Questar Gas	**41,568**	40,685	37,161
For other affiliated customers	**46,150**	38,136	27,049
Total gathering	**202,492**	191,026	155,939
Gathering revenue (dth)	**$0.20**	$0.16	$0.13

Exploration and Production Activities

Market Resources' 2003 net income benefited from higher prices for natural gas, oil and natural gas liquids. Realized natural gas prices, net to the well, increased 40% year over year compared to 2002. Realized oil and natural gas-liquid prices, net to the well, increased 15% in 2003. A change in accounting for asset-retirement obligations reduced Questar Exploration & Production income by $4.6 million in 2003.

Two-thirds of Market Resources' annual nonregulated production is in the Rockies region. Rockies prices increased 53% in 2003 versus 2002. Rockies prices benefited from the expansion of a regional pipeline in May 2003, which added .9 billion cubic feet per day of transportation capacity. The Rockies basis differential – measured against the NYMEX benchmark – averaged $1.93 per MMBtu from May 2002 to April 2003 and fell to $.60 per MMBtu between May and December 2003. In response to lower gas prices in 2002 the company shut-in 3.3 Bcfe of Rockies gas production. Midcontinent realized natural gas prices were 27% higher in 2003 compared with 2002.

	Year ended December 31,		
	2003	2002	2001
	(in Mcf)		
Average realized gas prices by region (including hedges)			
Rockies	**$3.27**	$2.14	$2.83
Midcontinent	**4.26**	3.35	3.54
Canada		2.22	3.25
Total	**3.62**	2.58	3.21

Market Resources capitalized on recent higher natural gas prices to hedge a significant potion of its expected 2004 production. The company has hedged 67.9 Bcf of forecasted 2004 natural gas production at $4.02 per Mcf, net to the well. Net-to-the-well prices reflect adjustments for regional basis, gathering and processing fees, and quality.

Market Resources hedged or presold approximately 70% of nonregulated gas production in 2003 at an average price of $3.38 per Mcf, net to the well. The 2003 hedges resulted in a $43.2 million revenue reduction compared with revenues that would have been realized had the company not hedged its production. About 53% of nonregulated oil production was hedged or presold at an average price of $21.80 per barrel, net to the well, resulting in an $11.8 million reduction in oil revenues. In 2002, hedging activities added $32.9 million to gas revenues and reduced oil revenues by $7 million. Market Resources hedges gas and oil production when prices are attractive to lock in acceptable returns and cash flow, and to protect against price declines. The Company believes hedging lowers risk and thus lowers cost of capital.

Natural gas-equivalent production was 4% lower in 2003 compared to the prior year due to sale of noncore producing properties, including the company's Canadian subsidiary, in 2002. Production was 10% higher in 2003 at 92.8 Bcfe compared with 2002 production, adjusted for property sales, of 84 Bcfe. Overall Rockies production increased 9% year over year. Midcontinent production declined 2% in 2003 due to natural decline and the sale of noncore producing properties in 2002. Following is a table showing production volumes by region:

	Year ended December 31,		
	2003	2002	2001
	(in Bcfe)		
Region			
Rockies	**60.9**	56.1	36.3
Midcontinent	**31.9**	32.7	38.3
Canada		7.5	11.0
Total	**92.8**	96.3	85.6

Market Resources expects to replace natural gas production and grow proved reserves in 2004, primarily through increased development drilling in the Rocky Mountain region, and continued development drilling in the Midcontinent region.

Market Resources completed its first full year of a program designed to drill more wells per year while reducing the environmental impact of its development activities on the Pinedale Anticline in western Wyoming. During 2003, Market Resources drilled and completed 25 gross (17.1 net) new wells at Pinedale. In addition, two wells were drilled to intermediate-casing points, and one well was drilling at year end. Market Resources' net nonregulated Pinedale production totaled 15.2 Bcfe for 2003 compared to 8.6 Bcfe in 2002, a 76% increase.

During the winter of 2002-2003, Market Resources produced six Pinedale wells to the deeper Mesaverde Formation to assess its potential. Based on the wells' encouraging production performance, all 2003 Pinedale wells were drilled to the Mesaverde. The success of the 25 wells drilled in 2003 demonstrate the widespread productive potential of the Mesaverde.

Also during 2003, Market Resources demonstrated that pad drilling is a technically and commercially feasible option for full development of the Pinedale Anticline. By directionally drilling up to 16 development wells from each surface location, Market Resources can develop this world-class gas accumulation while minimizing the surface disturbance and environmental impact on critical mule-deer winter rangeland. With year-round drilling, Market Resources projects that it could drill all remaining wells on its Pinedale acreage with only nine new drilling pads. The company is working with various stakeholders on a five-year study to assess the impact of winter drilling on wildlife.

Production from Market Resources' Uinta Basin properties grew 8% to 29 Bcfe in 2003. Production data indicates well performance in some areas is falling significantly below projections made at the time the company acquired Shenandoah Energy (SEI). Current average reserves for all Wasatch Formation wells completed to date is approximately 0.8 Bcfe per well compared to predicted reserves of 1.0 to 1.2 Bcfe at the time of the acquisition. Factors causing reduced well performance include high variability of the size, quality and thickness of individual reservoirs and difficulties in optimizing the gathering system to handle the highly variable flowing wellhead pressures that exist between different age wells. Market Resources continues to adjust its reserve base to reflect performance-related revisions.

Higher realized sales prices in 2003 resulted in higher production taxes. Lease-operating expenses were lower in the 2003 period after the 2002 sale of higher-cost Canadian and other noncore properties. Depreciation, depletion and amortization rates increased in 2003 due to higher costs and lower reserves estimated in the company's Uinta Basin properties in eastern Utah. A comparison of costs for nonregulated production is shown in the table below.

	Year ended December 31,		
	2003	2002	2001
	(per Mcfe)		
Lease-operating expense	**$0.49**	$0.55	$0.58
Production taxes	**0.33**	0.17	0.25
Lifting costs	**0.82**	0.72	0.83
Depreciation, depletion and amortization	**0.95**	0.91	0.83
General and administrative expense	**0.29**	0.27	0.24
Allocated-interest expense	**0.23**	0.27	0.21
Total	**$2.29**	$2.17	$2.11

Nonregulated Gas and Oil Reserves

In 2003, gas and oil reserves increased 4%, after production and sales of producing properties, to 1,159 Bcfe. Market Resources' production-replacement ratio was 149% in 2003 and 26% in 2002. Net reserve additions, revisions, purchases, and sales in place totaled 138 Bcfe in 2003 and 25 Bcfe in 2002. Market Resources' five-year average finding cost of nonregulated reserves per Mcfe was $.84 in 2003 and $.85 in both 2002 and 2001.

Proved nonregulated reserves by major operating areas at December 31, 2003, follow:

	Bcfe	%
Other Rocky Mountains		
Pinedale Anticline	443.2	38
Uinta Basin	303.3	26
Other	133.0	12
	879.5	76
Midcontinent	279.2	24
Total	1,158.7	100

Wexpro Earnings

Wexpro earned $32.6 million in 2003 compared to $30.8 million in 2002 due to increased investment in gas-development wells, higher realized prices for oil, capitalized interest associated with construction, and lower debt expense. Wexpro manages and develops gas reserves on behalf of Questar Gas. Wexpro activities are governed by a long-standing agreement (Wexpro Agreement) with the states of Utah and Wyoming. Pursuant to this agreement, Wexpro produces gas on behalf of Questar Gas and is reimbursed for incurred costs. In addition, Wexpro receives an after-tax return of approximately 19% on its net investment in commercial wells and related facilities – known as the investment base – adjusted for working capital, deferred taxes, and depreciation. Wexpro's 2003 results included a $563,000 after-tax charge for the cumulative effect of an accounting change for asset-retirement obligations.

Gas Gathering and Processing; Gas and Oil Marketing

Net income from gas gathering and marketing operations increased 18% to $13.0 million in 2003. Gathering volumes increased 11.5 MMdth to 202.5 MMdth in 2003 as the result of increased investment in gathering facilities in the Pinedale area. Market Resources' December 2002 purchase of the remaining 50% of the Blacks Fork plant added $1.9 million to income in 2003. Pre-tax earnings from Market Resources' 50% interest in Rendezvous Gas Services increased from $2.2 million in 2002 to $4.7 million in 2003. Rendezvous provides gas gathering services for the Pinedale/Jonah producing areas. Marketing margins – revenues less the costs to purchase gas and oil and transport gas – declined $1.8 million in 2003 due primarily to losses from long-term transportation contracts that were out of the money for much of 2003.

Natural Gas Transmission

Questar Pipeline and subsidiaries conduct interstate natural gas transmission, storage, processing and gathering operations. Following is a summary of financial results and operating information:

	2003	2002	2001
	(in thousands)		
OPERATING INCOME			
Revenues			
Transportation	**$103,579**	$93,007	$77,002
Storage	**37,616**	37,673	37,828
Processing	**7,281**	6,241	7,543
Other	**8,362**	5,954	2,520
Total revenues	**156,838**	142,875	124,893
Operating expenses			
Operating and maintenance	**53,249**	49,593	47,244
Depreciation and amortization	**26,141**	22,149	15,407
Other taxes	**6,352**	4,948	2,920
Total operating expenses	**85,742**	76,690	65,571
Operating income	**$71,096**	$66,185	$59,322
OPERATING STATISTICS			
Natural gas-transportation volumes (Mdth)			
For unaffiliated customers	**256,099**	245,119	195,610
For Questar Gas	**105,720**	111,692	110,259
For other affiliated customers	**26,224**	6,044	6,892
Total transportation	**388,043**	362,855	312,761
Transportation revenue (dth)	**$0.27**	$0.26	$0.25

Revenues

Natural gas-transmission revenues grew 10% in 2003 compared with 2002 and 14% in 2002 compared with 2001. Following is a summary of major changes in Questar Pipeline's revenues:

	Change in revenues	
	2002 to 2003	2001 to 2002
	(in thousands)	
New transportation contracts	**$4,900**	$10,400
Expiration of prior transportation contracts	**(2,100)**	(1,900)
Eastern segment of Southern Trails in service beginning June of 2002	**8,100**	7,000
Change in gas-processing revenues	**1,300**	(1,600)
Change in gathering revenues	**500**	1,500
Other	**1,300**	2,600
Total	**$14,000**	$18,000

Questar Pipeline expanded its transportation system in response to growing regional natural gas production and transportation demand. Questar Pipeline added new transportation contracts in 2003 for deliveries to the Kern River Pipeline (owned by MidAmerican Energy) at Roberson Creek and for increased deliveries to Questar Gas customers in northern Utah. The increase in 2002 contracts shown in the above table resulted from the November 2001 start up of Main Line 104. Main Line 104 interconnects with the Kern River Pipeline in central Utah and the Questar Gas system at Payson, Utah.

Questar Pipeline began service in June 2002 on the eastern segment of the Southern Trails Pipeline, which extends from New Mexico's San Juan basin into California.

Questar Pipeline's transportation system is nearly fully subscribed. As of December 31, 2003, Questar Pipeline had firm-transportation contracts of 1,655,000 dth per day compared to 1,543,000 dth per day a year earlier, a 7% year-on-year increase. Both years included 80,000 dth per day capacity on the eastern segment of Southern Trails. These contracts have varying terms and lengths. Questar Gas is Questar Pipeline's largest transportation customer with contracts for 951,000 dth per day, including 50,000 dth per day for winter-peaking service. The majority of Questar Gas's transportation contracts extend to 2017.

Questar Pipeline's primary storage facility is Clay Basin in eastern Utah. This facility is 100% subscribed under long-term contracts. Questar Gas has contracted for 62% of firm-storage capacity at Clay Basin for terms extending from 2008 to 2019.

Questar Pipeline subsidiary Questar Transportation Services owns a processing plant near Price, Utah that was built in 1999 to process gas on behalf of Questar Gas. Questar Gas has contracted for 100% of the plant's firm capacity and pays the cost of service for operating the plant. The net book value of the plant was approximately $15.4 million as of December 31, 2003.

Operating Expenses

Operating and maintenance expenses increased 7% in 2003 over 2002 following a 5% increase in 2002 over 2001. Higher expenses resulted from the startup of operations on the eastern segment of Southern Trails in June 2002. Reduced construction activity and related capitalization of labor costs resulted in higher operating expenses in 2003. In addition, employee benefits, insurance and pipeline-inspection costs were higher in 2003. Legal expenses were higher in 2002 than 2003 because of the TransColorado Pipeline litigation described below.

Depreciation and property-tax expense increased in 2003, reflecting increased pipeline investment. Capitalized financing costs related to construction were significantly lower in 2003.

TransColorado Litigation

Questar TransColorado, a Questar Pipeline subsidiary, sold its 50% interest in the TransColorado Pipeline in 2002 following successful resolution of a protracted legal dispute.

Natural Gas Distribution

Questar Gas conducts natural gas-distribution operations in Utah, part of southwestern Wyoming and part of southeastern Idaho. Following is a summary of financial results and operating information:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
OPERATING INCOME			
Revenues			
Residential and commercial sales	**$552,773**	$521,716	$618,451
Industrial sales	**45,279**	44,488	56,200
Industrial transportation	**7,108**	7,222	7,233
Other	**15,835**	22,085	22,229
Total revenues	**620,995**	595,511	704,113
Cost of natural gas sold	**394,523**	370,294	498,545
Margin	**226,472**	225,217	205,568
Operating expenses			
Operating and maintenance	**100,279**	105,544	103,427
Rate-refund obligation	**24,939**		
Depreciation and amortization	**40,126**	39,771	35,030
Other taxes	**9,743**	9,548	8,729
Total operating expenses	**175,087**	154,863	147,186
Operating income	**$ 51,385**	$ 70,354	$ 58,382
OPERATING STATISTICS			
Natural gas volumes (Mdth)			
Residential and commercial sales	**84,393**	90,796	83,650
Industrial sales	**9,613**	10,729	10,684
Industrial transportation	**38,341**	46,459	54,624
Total industrial	**47,954**	57,188	65,308
Total deliveries	**132,347**	147,984	148,958
Natural gas revenue (dth)			
Residential and commercial	**$6.55**	$5.75	$7.39
Industrial sales	**4.71**	4.15	5.26
Industrial transportation	**0.19**	0.16	0.13
System natural gas cost (dth)	**$4.13**	$3.14	$4.92
Heating degree days – colder (warmer) than Normal	**(7%)**	8%	(1%)
Temperature-adjusted usage per customer (dth)	**118.9**	117.4	119.3
Customers at December 31,			
Residential and commercial	**769,256**	748,842	730,579
Industrial	**1,238**	1,286	1,321
Total customers	**770,494**	750,128	731,900

Revenues less cost of natural gas sold (margin)

Questar Gas's margin increased by 1% in 2003 compared with 2002 and 10% in 2002 compared with 2001. Following is a summary of major changes in Questar Gas's margin:

	Change in margin	
	2002 to 2003	2001 to 2002
	(in thousands)	
General rate case	**$11,200**	
New customers	**1,800**	$4,800
Change in usage per general-service customer	**4,300**	(3,900)

Estimated impact of warmer-than-normal weather	**(1,900)**	
2002 customer contributions in excess of general-rate-case amount	**(5,600)**	5,600
2002 recovery of gas-processing costs	**(3,800)**	3,800
Recovery of gas-cost portion of bad-debt costs	**(1,500)**	3,800
Change in gas costs recovered through general rate case	**(2,100)**	1,600
Other	**(1,100)**	3,900
Total	**$1,300**	$19,600

Effective December 30, 2002, the PSCU approved an $11.2 million general-rate increase and an 11.2% allowed return on equity. The PSCU based the increase on November 2002 rate base, operating costs and usage per customer.

At year-end 2003 Questar Gas was serving 770,494 customers. Customer growth remained above national averages at 2.7% in 2003, 2.5% in 2002 and 3.9% in 2001. Housing construction in Utah remained strong, driven by low mortgage-interest rates. Usage per general-service customer, adjusted for normal temperatures, increased 1% in 2003 compared with declines of 2% in 2002 and 5% in 2001. The company believes that usage per customer will decline in 2004 as consumers respond to higher natural gas prices.

Weather, as measured in degree days, was 7% warmer than normal in 2003 compared with 8% colder than normal in 2002. A weather-normalization adjustment on customer bills generally offsets financial impacts of moderate temperature variations. However, weather was significantly warmer than normal during September and October 2003, and the company did not fully recover nongas-related costs during the period. This reduced the margin by approximately $1.9 million.

Questar Gas's 2002 results included $3.8 million of recovery of previously denied 1999 gas-processing costs. The PSCU's 2002 order allowing the recovery of gas-processing costs is part of a continuing dispute, discussed below.

The company's 2002 results also included revenues of $5.6 million due to upfront contributions from customers in addition to the amount included in general rates. Accounting for customer contributions changed beginning in 2003 as a result of the 2002 Utah general rate case. Customer contributions are now recorded as a reduction of investment instead of revenues.

Beginning in 2002, the gas-cost portion of bad debts was recovered from customers through the purchased-gas-adjustment account, increasing the 2002 margin by $3.8 million. A decline in bad debts during 2003 reduced the margin by $1.5 million.

Industrial deliveries declined 16% in 2003 following a 12% decline in 2002. Lower power-generation requirements caused 2003 industrial volumes to drop below 2002 levels. The 2002 decline from 2001 was due to lower volumes used in the manufacturing and power-generation sectors.

Operating Expenses

Operating and maintenance expenses declined 5% in 2003 compared with 2002 due to lower information-technology and bad-debt expenses partially offset by higher labor and labor-overhead costs. Operating and maintenance expenses increased 2% in 2002 over 2001 primarily because of higher bad-debt expense.

The Utah Supreme Court issued an order in August 2003 reversing PSCU decisions in 2000 and 2002. The PSCU in August 2000 permitted Questar Gas to collect $5 million per year to recover a portion of the costs of processing certain gas volumes. The processing enables low-Btu gas entering Questar Gas's system to burn safely and efficiently. In August 2002, the PSCU allowed an additional $3.8 million of recovery from a previous period. As a result of the 2003 Utah Supreme Court order, Questar Gas recorded a $24.9 million before-tax liability in 2003. The liability reflects a potential refund of gas processing costs collected in rates from June of 1999 through December of 2003 plus interest. To protect customer safety, the company must continue to operate the plant. Therefore, the company believes past and future costs of gas processing are recoverable in rates. The company expects to resolve this dispute in 2004.

Depreciation expense increased 1% in 2003 over 2002 after increasing 14% in 2002 over 2001. The 2002 increase was a result of capital expenditures, primarily for information systems.

Corporate and Other Operations

This reporting segment includes noncore investments in information-technology-related businesses, unregulated energy services and corporate activities.

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
OPERATING INCOME			
Revenues	**$48,113**	$50,225	$73,838
Operating expenses			
Cost of products sold	**4,651**	6,367	28,153
Operating and maintenance	**30,416**	29,922	38,792
Depreciation and amortization	**4,799**	5,586	6,396
Amortization of goodwill			2,224
Other taxes	**1,243**	1,138	1,211
Total operating expenses	**41,109**	43,013	76,776
Operating income (loss)	**$ 7,004**	$ 7,212	($ 2,938)

Revenues

Revenues decreased 4% in 2003 compared with 2002 with the company's exit from the equipment-resale business. Gross margin on products and services sold amounted to $3.1 million in 2003, $2.5 million in 2002 and $5.4 million in 2001. In addition, pricing for intercompany information-technology services was restructured at reduced rates.

Operating Expenses

Operating and maintenance expenses increased 2% in 2003 compared with 2002 primarily in response to higher rent charges.

In mid-year 2003, the Company acquired the minority-shareholder interests of Consonus, the data-center hosting business, which became a wholly owned subsidiary of Questar InfoComm.

Consolidated Operating Results After Operating Income

Interest and Other Income

Gains from sales of properties and securities and capitalization of construction-financing costs accounted for the high levels of interest and other income in 2002 and 2001 compared with 2003. Details of interest and other income are below:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Net gain (loss) from sales of properties and securities	**($525)**	$43,683	$21,765
Interest income and other earnings	**4,021**	6,067	3,252
Allowance for other funds used during construction (capitalized finance costs)	**1,125**	3,516	5,481
Return earned on working-gas inventory and purchased-gas-adjustment account	**2,814**	3,401	4,800
Total	**$7,435**	$56,667	$35,298

Earnings of Unconsolidated Affiliates

Rendezvous Gas Services' income increased in 2003 due to higher volumes and rates. A Market Resources subsidiary is a 50% owner in Rendezvous, which provides gas-gathering services for the Pinedale/Jonah producing area of western Wyoming. The company's share of earnings from TransColorado, Overthrust and Blacks Fork is included in the 2002 and 2001 results. The company sold its TransColorado Pipeline interest in 2002. Also, the company became sole owner of Overthrust Pipeline and the Blacks Fork processing plant in the fourth quarter of 2002.

Debt Expense

Lower debt balances and variable-interest rates resulted in lower debt expense in 2003 compared with 2002. In 2002, the Company applied approximately $250 million from asset sales to repay debt that was used to finance a mid-2001 acquisition of gas and oil reserves and related facilities. In addition, Questar Gas replaced higher-cost fixed-rate debt with lower-cost fixed-rate debt in 2003.

Income Taxes

The effective combined federal, state and foreign income-tax rate was 36.4% in 2003, 34.8% in 2002 and 35.8% in 2001. The Section 29 income-tax credit associated with production of nonconventional fuels expired December 31, 2002. The nonconventional-fuel credits amounted to $6.6 million in 2002 and $6.8 million in 2001.

Cumulative Effect of Changes in Accounting Methods

On January 1, 2003, the Company adopted a new accounting rule, SFAS 143, "Accounting for Asset Retirement Obligations" and recorded a cumulative effect that reduced net income by $5.6 million, or $.07 per diluted common share. Accretion expense associated with SFAS 143 amounted to $2.3 million in 2003. A year earlier, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets," that resulted in impairment of the goodwill acquired by Consonus. Consonus wrote off $17.3 million of goodwill, of which $15.3 million, or $.19 per diluted common share, was Questar InfoComm's share, and reported as a cumulative effect of a change in accounting for goodwill. The remaining $2.0 million was attributed to minority shareholders.

Liquidity and Capital Resources

Operating Activities

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Net income	**$173,616**	$155,596	$158,186
Noncash adjustments to net income	**296,725**	261,434	179,818
Changes in operating assets and liabilities	**(23,891)**	50,465	39,454
Net cash provided from operating activities	**$446,450**	$467,495	$377,458

Net cash provided from operating activities decreased 5% in 2003 compared with 2002 due primarily to changes in operating assets and liabilities. Higher gas costs resulted in increased investment in receivables, inventories and hedging collateral deposits in 2003.

Investing Activities

Capital spending amounted to $335.4 million in 2003. The details of capital expenditures in 2003 and 2002, and a forecast for 2004 are as follows:

	Year ended December 31,		
	2004 Forecast	**2003**	2002
	(in thousands)		
Market Resources			
Drilling and other exploration	$ 16,300	**$ 11,055**	$ 5,966
Development drilling	157,600	**146,608**	112,173
Wexpro development drilling	31,500	**33,028**	24,065
Reserve acquisitions		**2,492**	65
Production	14,800	**9,687**	14,191
Gathering and processing	21,400	**31,448**	31,407
Storage	500	**333**	40
General	3,800	**3,480**	1,453
	245,900	**238,131**	189,360

Natural gas transmission			
Transmission system	43,000	**17,883**	13,007
Storage	2,200	**1,286**	12,200
Southern Trails Pipeline	1,100	**121**	63,630
Gathering and processing	200	**500**	3,918
General	4,500	**2,564**	2,343
	51,000	**22,354**	95,098
Natural gas distribution			
Distribution system and customer additions	55,000	**47,638**	54,855
General	27,800	**23,885**	14,550
	82,800	**71,523**	69,405
Corporate and Other Operations	35,000	**3,408**	3,937
Total capital expenditures	$414,700	**$335,416**	$357,800

Market Resources

Market Resources increased its investment in the Pinedale Anticline development project in 2003. Market Resources plans to drill and complete 30 wells at Pinedale in 2004 compared to 25 in 2003, and an average of about 15 wells per year in the 2000-2002 periods. In 2003, Market Resources participated in 352 wells (146 net), resulting in 136 net successful gas and oil wells and 10 net dry or abandoned wells. The net drilling-success rate was 93% in 2003. There were 39 gross wells in progress at year end. In 2003, the company invested $14.8 million in the Rendezvous partnership.

Natural gas transmission

During 2003, Questar Pipeline completed Tie Line 112, which increased delivery capacity to Questar Gas. Questar Pipeline also completed an interconnection with Kern River at Roberson Creek, which increased delivery capacity into that pipeline.

Natural gas distribution

During 2003, Questar Gas added 744 miles of main, feeder and service lines to provide service to 20,366 new customers.

Corporate and Other Operations

The 2004 forecast includes $25 million of yet-to-be-defined capital expenditures.

Financing Activities

Net cash flow provided from operating activities exceeded the sum of net capital expenditures and dividends by $57.5 million in 2003 and $331 million in 2002. The Company used surplus cash flow generated from operations to repay debt. Market Resources paid down its revolving debt by $145 million, and Questar Gas refinanced $105 million of higher-cost debt in 2003. In 2002, the Company generated more than $250 million of cash through the sale of noncore assets and used the proceeds to repay debt resulting from a 2001 acquisition of reserves and related assets.

Questar's consolidated capital structure consisted of 47% combined short- and long-term debt and 53% common shareholders' equity at December 31, 2003. A year earlier debt represented 51% and shareholders' equity 49% of capitalization. Ratings of senior-unsecured debt as of December 31, 2003, were as follows:

	Moody's	Standard & Poor's
Market Resources	Baa3	BBB+
Questar Pipeline	A2	A+
Questar Gas	A2	A+
Questar – short term	P2	A1

Short-term borrowings amounted to $105.5 million of loans from banks at December 31, 2003, compared with $49 million a year earlier. The weighted-average interest rate on short-term debt balances at December 31 was 1.11% in 2003 and 1.62% in 2002. Questar commercial-paper borrowings are backed by short-term line-of-credit arrangements. The Company's lines-of-credit capacity as of December 31, 2003, was $210 million. Market Resources has an unrated commercial-paper program with a $100 million capacity. The subsidiary's commercial-paper borrowings are limited to and supported by available capacity on its existing revolving-credit facility.

Questar has an effective shelf-registration statement filed with the Securities and Exchange Commission to issue common equity or mandatory-convertible securities to fund an acquisition, although there is no current plan to issue securities under this filing.

The Company typically has negative net working capital at December 31 because of short-term borrowing. The borrowing is seasonal and generally peaks at the end of the year because of the lag in customer receivables related to cold-weather gas purchases for distribution customers.

Contractual Cash Obligations and Other Commitments

In the course of ordinary business activities, Questar enters into a variety of contractual cash obligations and other commitments. The following table summarizes the Company's significant contractual cash obligations:

	Payments Due by Year				
	Total	2004	2005-2006	2007-2008	After 2008
	(in millions)				
Long-term debt	$1,005.5	$ 55.0		$311.3	$639.2
Gas-purchase contracts	192.5	132.1	$60.4		
Transportation contracts	48.1	4.3	8.6	8.2	27.0
Operating leases	49.4	5.0	9.8	8.7	25.9
Total	$1,295.5	$196.4	$78.8	$328.2	$692.1

Critical Accounting Policies, Estimates and Assumptions

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires management to make assumptions and estimates that affect the reported results of operations and financial position. The following accounting policies may involve a higher degree of complexity and judgment on the part of management:

Successful-Efforts Accounting for Gas and Oil Operations

The Company follows the successful-efforts method of accounting for gas- and oil-property acquisitions, exploration, development and production activities. Under this method, the acquisition costs of proved and unproved properties, successful exploratory wells and development wells are capitalized. Other exploration costs, including geological and geophysical costs, the costs of carrying unproved property and unsuccessful exploratory-well costs are expensed. Costs to operate and maintain wells and field equipment are expensed as incurred.

The costs of unproved properties are generally combined and amortized over the expected holding period for such properties. Individually significant unproved properties are periodically reviewed for impairment. Net capitalized costs of unproved properties are reclassified as proved property when related proved reserves are determined or charged against the impairment allowance when abandoned.

Capitalized proved-property-acquisition costs are amortized by field using the unit-of-production method based on proved reserves. Capitalized exploratory-well and development costs are amortized similarly by field based on proved-developed reserves. The calculation takes into consideration estimated future equipment dismantlement, surface restoration and property-abandonment costs, net of estimated equipment-salvage values. Other property and equipment is generally depreciated using the straight-line method over estimated useful lives or the unit-of-production method for certain processing plants. A gain or loss is generally recognized only when an entire field is sold or abandoned, or if the unit-of-production amortization rate would be significantly affected.

The Company engages independent consultants to prepare estimates of the nonregulated proved gas and oil reserves. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available.

Long-lived assets are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated on a field-by-field basis. If the undiscounted pretax cash flows are less than the carrying value of the asset group, the carrying value is written down to estimated fair value which is determined using discounted future net revenues.

Wexpro Agreement

Wexpro's operations are subject to the terms of the Wexpro Agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's oil-development operations and the rate of return that Wexpro will earn for managing Questar Gas's reserves. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Utah Supreme Court in 1983 (See Item 8, Note 17).

Accounting for Derivatives

The Company uses derivative instruments, typically fixed-price swaps, to hedge against a decline in the average selling prices of its gas and oil production. Accounting rules for derivatives require that these instruments be marked to fair value at the balance-sheet reporting date. The difference between fair value and carrying value is reported either in net income or comprehensive income depending on the structure of the derivatives. The Company has structured virtually all energy-derivative instruments as cash-flow hedges as defined in SFAS 133 as amended. Changes in the fair value of cash-flow hedges are recorded on the balance sheet and in comprehensive income or loss until the underlying gas or oil is produced. When a derivative is terminated before its contract expires, the associated gain or loss is recognized as income over the life of the previously hedged production.

Revenue Recognition

Revenues are recognized in the period that services are provided or products are delivered. The Company's exploration and production operations use the sales method of accounting for gas, oil and NGL revenues, whereby revenue is recognized on all gas, oil and NGL sold to purchasers. A liability is recorded to the extent that the Company has an imbalance in excess of its share of remaining reserves in an underlying property. Revenues and prices for gas, oil, and NGL are reported on a "net-to-the-well" basis after adjustments for regional basis, gathering and processing fees, and quality.

Rate Regulation

Regulatory agencies establish rates for the storage, transportation, distribution and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment. Questar Gas and Questar Pipeline follow SFAS 71, "Accounting for the Effects of Certain Types of Regulation," that requires the recording of regulatory assets and liabilities by companies subject to cost-based regulation. The FERC, PSCU and PSCW have accepted the recording of regulatory assets and liabilities.

Recording of Unbilled Revenues

Questar Gas records revenues on a calendar basis even though bills are sent to customers on a cycle basis throughout the month. The company estimates revenues for the period from the date the bills are sent to customers to the end of the month. The estimates are reconciled on an annual basis in the summer when customers' gas bills are at their lowest amount. The gas costs and other variable costs are recorded on the same basis to ensure proper matching of revenues and expenses.

Weather Normalization

Questar Gas's tariff provides for monthly adjustments to customer charges to approximate the impact of normal temperatures on nongas revenues. Questar Gas estimates the weather-normalization adjustment for the unbilled revenue each month. The weather-normalization adjustment is evaluated each month and reconciled on an annual basis in the summer to agree with the amount billed to customers. This accounting treatment has been accepted by the PSCU and PSCW.

Group Depreciation

Both Questar Gas and Questar Pipeline use group depreciation for the majority of their fixed assets. Under this policy, assets are depreciated in groups of similar assets rather than on an individual-asset basis. When an asset is retired, the original cost and a like amount of accumulated depreciation are removed from the books. The method typically increases depreciation expense over what would be recognized under the individual-asset method, and eliminates gains and losses when a group-depreciated asset is retired. Assets that can be separately identified, such as buildings, vehicles and computers, are depreciated on an individual-asset basis. The FERC, PSCU and PSCW have accepted the use of group depreciation.

Employee Benefit Plans

Independent consultants hired by the Company use actuarial models to calculate the yearly expenses of pension, postretirement benefits and benefit payments to recipients of a long-term disability program. The models consider mortality estimations, liability discount rates, return on investments, rate of increase of compensation, amortizing gain or loss from investments and medical-cost trend rates among the key factors. Management makes assumptions based on parameters and advice from the consultants. The Company's general policy is to make contributions to the pension fund approximately equal to the yearly expense.

Questar recorded an additional minimum pension liability of $28.7 million, a $14.7 million intangible pension asset and an after-tax comprehensive loss of $8.7 million as of December 31, 2003 related to its defined pension benefit plans. In 2001 and 2002, a decrease in the fair value of pension-plan assets, combined with a lower benefit-liability discount rate, caused the calculated accumulated-benefit obligation to exceed the fair value of the pension plan's assets. The condition can be remedied by an increase in fair value of assets, an increase in the benefit-liability discount rate and/or through additional Company contributions. The Company has no plans to materially increase the amount of its pension contributions in the near future. Improved returns on pension-plan assets in 2003 reduced the additional minimum pension liability.

Recent Accounting Developments

The Securities and Exchange Commission has requested that the Financial Accounting Standards Board review the applicability of certain provisions of SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." For a discussion of recent accounting developments, see disclosures in Item 8, Note 1.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Questar's primary market-risk exposures arise from commodity-price changes for natural gas, oil and other hydrocarbons and volatility in interest rates. A Market Resources subsidiary has long-term contracts for pipeline capacity and is obligated for transportation services with no guarantee that it will be able to recover the full cost of these transportation commitments.

Commodity-Price Risk Management

Market Resources bears the risk associated with commodity-price changes and uses gas- and oil-price hedging arrangements in the normal course of business to limit the risk of adverse price movements. However, these same arrangements typically limit future gains from favorable price movements. The hedging contracts exist for a significant share of Market Resources-owned gas and oil production and for a portion of gas- and oil-marketing transactions.

Market Resources has established policies and procedures for managing commodity-price risks through the use of derivatives. Natural gas-and-oil-price hedging support Market Resources' earnings and cash flow targets and protect earnings from downward movements in commodity prices. The volume of hedged production and the mix of derivative instruments are regularly evaluated and adjusted by management in response to changing market conditions and reviewed periodically by Market Resources' Board of Directors. The company intends to hedge up to 100% of forecast production from proved-developed reserves when prices are attractive. Proved-developed production represents production from existing wells. Market Resources does not enter into derivative arrangements for speculative purposes and does not hedge undeveloped reserves. Hedges are matched to equity gas and oil production, thus qualifying as cash-flow hedges under the accounting provisions of SFAS 133 as amended and interpreted. Gas hedges are structured as fixed-price swaps into regional pipelines, locking in basis and hedge effectiveness.

That portion of hedges no longer deemed effective is immediately recognized in the income statement. The ineffective portion of hedges was not significant in 2003, 2002 and 2001.

As of December 31, 2003, approximately 80% of forecast 2004 gas production is hedged at an average price of $4.02 per Mcf, net to the well. Hedges are more heavily weighted to the Rockies to reduce basis risk and to protect returns on capital. In addition, Market Resources could curtail production if prices drop below levels necessary for profitability.

Market Resources enters into commodity-price-hedging arrangements with several banks and energy-trading firms. Generally, the contracts allow some amount of credit before Market Resources is required to deposit collateral for out-of-the-money hedges. In some contracts, the amount of credit allowed before Market Resources must post collateral varies depending on the credit rating assigned to Market Resources' debt. At Market Resources' current credit ratings, the credit available from each counterparty ranges between $5 million and $20 million, depending on the agreement. In cases where this arrangement exists, if Market Resources' credit ratings fall below investment grade (BBB- by Standard & Poor's or Baa3 by Moody's), counterparty credit generally falls to zero. The company maintains lines of credit to cover potential collateral calls. Collateral required at December 31, 2003, was $9.1 million.

A summary of Market Resources' hedging positions for equity production as of February 18, 2004, is shown below. Prices are net to the well. Currently, all hedges are fixed-price swaps with creditworthy counterparties, which allows the company to achieve a known price for a specific volume of production delivered into a regional sales point, i.e., incorporating a known basis. The swap price is then reduced by gathering costs and adjusted for product quality to determine the net-to-the-well price.

Time periods	Rocky Mountains	Midcontinent	Total	Rocky Mountains	Midcontinent	Total
		Gas (in Bcf)			Average price per Mcf, net to the well	
First half of 2004	22.8	12.0	34.8	$3.79	$4.53	$4.05
Second half of 2004	21.0	12.1	33.1	3.69	4.53	3.99
12 months of 2004	43.8	24.1	67.9	3.74	4.53	4.02
First half of 2005	13.1	7.7	20.8	$3.84	$4.44	$4.06
Second half of 2005	13.3	7.9	21.2	3.84	4.44	4.06
12 months of 2005	26.4	15.6	42.0	3.84	4.44	4.06
		Oil (in Mbbl)			Average price per Bbl, net to the well	
First half of 2004	290	75	365	$30.74	$31.39	$30.87
Second half of 2004	276	92	368	30.50	31.39	30.73
12 months of 2004	566	167	733	30.62	31.39	30.80

Market Resources held gas-price-hedging contracts covering the price exposure for about 148.1 million dth of gas as of December 31, 2003. At December 31, 2003, all oil-price-hedging contracts had expired. Early in 2004 oil-hedging opportunities at attractive prices allowed Market Resources to hedge oil prices covering 733,000 barrels of oil. A year earlier Market Resources' hedging contracts covered 85.2 million dth of natural gas and 1.1 million barrels of oil. The company does not hedge the price of natural gas liquids.

A reconciliation of the activity for the fair value of hedging contracts for the 12 months ended December 31, 2003, is shown below. The reconciliation incorporates the valuation of financial and physical contracts.

	(in thousands)
Net fair value of gas- and oil-hedging contracts outstanding at December 31, 2002	($20,661)
Contracts realized or otherwise settled	15,621
Increase in gas and oil prices on futures markets	(17,747)
Contracts added since December 31, 2002	(26,311)
Net fair value of gas- and oil-hedging contracts outstanding at December 31, 2003	($49,098)

A vintaging of the net fair value of gas-hedging contracts as of December 31, 2003, is shown below. About 99% of all contracts will settle and be reclassified from other comprehensive income in the next 12 months.

	(in thousands)
Contracts maturing by December 31, 2004	($49,074)
Contracts maturing between December 31, 2004, and December 31, 2005	(14)
Contracts maturing between December 31, 2005, and December 31, 2006	2
Contracts maturing after December 31, 2006	(12)
Net fair value of gas- and oil-hedging contracts at December 31, 2003	($49,098)

Market Resources' mark-to-market valuation of gas and oil price-hedging contracts and a sensitivity analysis follow:

	As of December 31, **2003**	2002
	(in millions)	
Mark-to-market valuation – asset (liability)	**($49.1)**	($20.7)
Value if market prices of gas and oil decline by 10%	**1.3**	(22.2)
Value if market prices of gas and oil increase by 10%	**(99.5)**	(19.1)

Other Information

Western Segment of Questar Southern Trails Pipeline

Questar has invested approximately $52 million in the western segment of the Southern Trails Pipeline, which extends from the California-Arizona border to Long Beach. This investment consists of an allocation of the original price of the 16-inch-diameter line, relocation costs, and engineering costs.

Questar has been actively pursuing various alternatives for the western segment including selling the pipeline and completing the conversion of the former liquids pipeline for natural gas service. Active discussions are being held with a party interested in acquiring the pipeline and completing the conversion to gas service. Questar intends to complete the sale of the pipeline during 2004. If not, Questar will continue to pursue other alternatives, including conducting an open season to determine market support for putting the pipeline into natural gas service.

Federal Energy Regulatory Commission (FERC) – Order No. 2004 on Standards of Conduct for Transmission Providers

In November 2003, the FERC issued final rules on "nondiscriminatory" standards when dealing with affiliated energy companies. The initial Notice of Proposed Rule Making (NOPR) would have included affiliated local-distribution companies (LDCs), such as Questar Gas, in the marketing-affiliate regulations. The final rule exempts LDCs from the regulations as long as they do not engage in off-system sales. As a policy, Questar Gas does not make off-system sales. Questar does not believe that the final order will have a significant impact on its operating costs.

FERC Rule on Quarterly Financial Reporting

The FERC issued a Rule on Quarterly Financial Reporting and Revision to the Annual Reports. The Rule, among other issues, requires a new quarterly filing of financial statements. The FERC has not previously required quarterly statements. The added burden of preparing quarterly reports for the FERC is not expected to significantly increase operating costs.

Questar Gas Energy-Price-Risk Management

Questar Gas pursues some hedging activities to mitigate energy-price volatility for gas-distribution customers. The benefits and the costs of hedging are included in the purchased-gas-adjustment account. Questar Gas records mark-to-market adjustments for hedging contracts in the purchased-gas-adjustment account. Questar Gas had one minor gas-purchase hedge in place at December 31, 2003.

Credit Risk

Questar Pipeline requests credit support, such as letters of credit and cash deposits, from those companies that pose unfavorable credit risks. All companies posing such concerns were current on their accounts as of the date of this report. Questar Pipeline's largest customers, other than Questar Gas, include Chevron-Texaco, Williams Energy Services, ConocoPhillips and Dominion Exploration and Production.

Market Resources requests credit support and, in some cases, prepayment from companies with unacceptable credit risks. Market Resources' five largest customers are BP Energy Company, Sempra Energy Trading Corporation, Oneok Energy Marketing, Virginia Power Energy, and Coral Energy Resources LP. Transactions with these five companies accounted for 24% of Market Resources revenues in 2003 and were current on their accounts as of the date of this report.

Interest-Rate Risk Management

The Company had $950.5 million of fixed-rate long-term debt at December 31, 2003. The fair value of fixed-rate debt is subject to change as interest rates fluctuate. The fair value of Questar's long-term debt amounted to $1.1 billion at December 31, 2003. The Company had $1.1 billion of long-term debt at December 31, 2002, of which $945.5 million was fixed-rate debt. The fair value of Questar's long-term debt amounted to $1.3 billion at December 31, 2002. If interest rates declined 10%, fair value would increase to $1.2 billion in 2003 and $1.3 billion in 2002 and interest paid on variable-rate long-term debt would decrease about $400,000. The sensitivity calculations do not represent the cost to retire the debt securities. The book value of variable-rate debt approximates fair value.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements:

Financial-Statement Schedules:

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Questar Corporation

We have audited the accompanying consolidated balance sheets of Questar Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the index at *Item 8*. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Questar Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1, 3 and 7 to the financial statements, Questar Corporation and subsidiaries adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003.

Salt Lake City, Utah
February 10, 2004

QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2003	2002	2001
	(in thousands, except per-share amounts)		
REVENUES			
Market Resources	**$ 751,502**	$ 522,476	$ 645,867
Natural gas transmission	**74,981**	66,275	49,402
Natural gas distribution	**618,791**	593,835	701,150
Corporate and other operations	**17,914**	18,081	42,931
TOTAL REVENUES	**1,463,188**	1,200,667	1,439,350
OPERATING EXPENSES			
Cost of natural gas and other products sold	**542,441**	395,742	675,011
Operating and maintenance	**284,266**	284,317	270,355
Depreciation, depletion and amortization	**192,382**	184,952	151,735
Distribution rate-refund obligation	**24,939**		
Exploration	**4,498**	6,086	6,986
Abandonment and impairment of gas, oil and related properties	**4,151**	11,183	5,171
Production and other taxes	**70,681**	44,192	55,985
TOTAL OPERATING EXPENSES	**1,123,358**	926,472	1,165,243
OPERATING INCOME	**339,830**	274,195	274,107
Interest and other income	**7,435**	56,667	35,298
Earnings from unconsolidated affiliates	**5,008**	11,777	159
Minority interest	**222**	501	1,725
Debt expense	**(70,736)**	(81,121)	(64,833)
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT	**281,759**	262,019	246,456
Income taxes	**102,563**	91,126	88,270
INCOME BEFORE CUMULATIVE EFFECT	**179,196**	170,893	158,186
Cumulative effect of accounting change for asset-retirement obligations, net of income taxes of $3,331	**(5,580)**		
Cumulative effect of accounting change for goodwill, net of $2,010 attributed to minority interest		(15,297)	
NET INCOME	**$173,616**	$155,596	$158,186
BASIC EARNINGS PER COMMON SHARE			
Income before cumulative effect	**$ 2.17**	$ 2.09	$ 1.95
Cumulative effect	**(0.07)**	(0.19)	
Net income	**$ 2.10**	$ 1.90	$ 1.95
DILUTED EARNINGS PER COMMON SHARE			
Income before cumulative effect	**$ 2.13**	$ 2.07	$ 1.94
Cumulative effect	**(0.07)**	(0.19)	
Net income	**$ 2.06**	$ 1.88	$ 1.94
Weighted-average common shares outstanding			
Used in basic calculation	**82,697**	81,782	81,097
Used in diluted calculation	**84,190**	82,573	81,658

See notes to consolidated financial statements

QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2003	December 31, 2002
	(in thousands)	
CURRENT ASSETS		
Cash and cash equivalents	**$13,905**	$21,641
Accounts receivable, net	**199,378**	154,498
Unbilled gas accounts receivable	**49,722**	39,788
Hedging collateral deposits	**9,100**	
Fair value of hedging contracts	**3,861**	3,617
Inventories, at lower of average cost or market		
Gas and oil storage	**40,305**	29,666
Materials and supplies	**12,184**	10,679
Prepaid expenses and other	**16,356**	15,008
Purchased-gas adjustments	**552**	
Deferred income taxes – current		5,047
TOTAL CURRENT ASSETS	**345,363**	279,944
NET PROPERTY, PLANT AND EQUIPMENT	**2,768,529**	2,617,798
INVESTMENT IN UNCONSOLIDATED AFFILIATES	**36,393**	23,617
OTHER ASSETS		
Goodwill	**71,260**	71,133
Regulatory assets	**37,839**	30,846
Intangible pension asset	**14,652**	16,911
Other noncurrent assets	**35,019**	27,601
TOTAL OTHER ASSETS	**158,770**	146,491
	$3,309,055	$3,067,850

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2003	December 31, 2002
	(in thousands)	
CURRENT LIABILITIES		
Short-term debt	**$105,500**	$49,000
Accounts payable and accrued expenses		
Accounts and other payables	**181,012**	159,485
Production and other taxes	**40,124**	28,179
Distribution rate-refund obligation	**24,939**	
Federal income taxes	**8,515**	9,854
Interest	**15,155**	16,418
Deferred income taxes – current	**210**	
Total accounts payable and accrued expenses	**269,955**	213,936
Fair value of hedging contracts	**52,959**	24,278
Purchased-gas adjustments		13,282

Current portion of long-term debt	**55,011**	10
TOTAL CURRENT LIABILITIES	**483,425**	300,506
LONG-TERM DEBT, less current portion	**950,189**	1,145,180
DEFERRED INCOME TAXES	**442,839**	377,717
DEFERRED INVESTMENT-TAX CREDITS	**4,166**	4,565
OTHER LONG-TERM LIABILITIES	**66,332**	48,166
ASSET-RETIREMENT OBLIGATIONS	**61,358**	
PENSION LIABILITY	**31,617**	42,930
MINORITY INTEREST	**7,864**	10,025
COMMON SHAREHOLDERS' EQUITY		
Common stock - without par value; 350,000,000 shares authorized; 83,233,951 outstanding at December 31, 2003, and 82,053,760 outstanding at December 31, 2002.	**324,783**	298,718
Retained earnings	**977,780**	868,702
Accumulated other comprehensive loss	**(41,298)**	(28,659)
TOTAL COMMON SHAREHOLDERS' EQUITY	**1,261,265**	1,138,761
	$3,309,055	$3,067,850

See notes to consolidated financial statements

QUESTAR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

	Common Stock		Retained	Accumulated Other Comprehensive	Compre-hensive
	Shares	Amount	Earnings	Income (loss)	Income
	(dollars in thousands)				
Balances at January 1, 2001	80,818,274	$268,630	$671,415	$12,587	
Issuance of common stock	1,148,080	21,371			
Purchase of common stock	(442,947)	(12,488)			
2001 net income			158,186		$158,186
Dividends paid ($.705 per share)			(57,193)		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		2,839			
Amortization of restricted stock		1,945			
Other comprehensive income					
Cumulative effect of accounting change for energy hedges, net income taxes of $41,624				(79,376)	(79,376)
Change in unrealized gain on energy hedges net of income taxes of $57,048				105,295	105,295

Unrealized loss on securities available for sale, net of income taxes of $6,565				(10,595)	(10,595)
Unrealized loss on interest rate swaps, net of income taxes of $235				(392)	(392)
Foreign currency translation adjustment, net of income taxes of $1,304				(1,443)	(1,443)
Balances at December 31, 2001	81,523,407	282,297	772,408	26,076	$171,675
Issuance of common stock	590,822	9,151			
Purchase of common stock	(60,469)	(1,594)			
2002 net income			155,596		$155,596
Dividends paid ($.725 per share)			(59,302)		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		1,642			
Adjustment of minority interest		6,093			
Amortization of restricted stock		1,129			
Other comprehensive income					
Change in unrealized loss on energy hedges net of income taxes of $25,651				(42,799)	(42,799)
Minimum pension liability, net of income taxes of $7,296				(11,779)	(11,779)
Unrealized loss on securities available for sale, net of income taxes of $2,005				(3,237)	(3,237)
Unrealized gain on interest-rate swaps, net of income taxes of $235				392	392
Foreign currency translation adjustment, net of income taxes of $2,375				2,688	2,688
Balances at December 31, 2002	82,053,760	298,718	868,702	(28,659)	$100,861
Issuance of common stock	**1,293,439**	**21,855**			
Purchase of common stock	**(113,248)**	**(3,462)**			
2003 net income			**173,616**		**$173,616**
Dividends paid ($.78 per share)			**(64,538)**		
Income tax benefit associated with exercise of nonqualified options and premature dispositions		**4,462**			
Amortization of restricted stock		**2,041**			
Acquisition of minority interest		**1,169**			
Other comprehensive income					
Change in unrealized loss on energy hedges, net of income taxes of $9,429				**(15,755)**	**(15,755)**
Minimum pension liability, net of income taxes of $1,930				**3,116**	**3,116**
Balances at December 31, 2003	**83,233,951**	**$324,783**	**$977,780**	**($41,298)**	**$160,977**

See notes to consolidated financial statements

QUESTAR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2003	2002	2001
		(in thousands)	
OPERATING ACTIVITIES			
Net income	**$173,616**	$155,596	$158,186
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation, depletion and amortization	**201,809**	194,369	159,042
Deferred income taxes and investment-tax credits	**80,811**	78,516	33,699
Amortization of restricted stock	**2,041**	1,129	1,945
Abandonment and impairment of gas, oil and related properties	**4,151**	11,183	5,171
Net (gain) loss from sales of properties and securities	**525**	(43,683)	(21,765)
Impairment of assets and securities available for sale		2,956	1,473
Earnings from unconsolidated affiliates, net of cash distributions	**1,974**	2,257	1,978
Minority interest and other	**(166)**	(590)	(1,725)
Cumulative effect of accounting changes	**5,580**	15,297	
	470,341	417,030	338,004
Changes in operating assets and liabilities			
Accounts receivable	**(63,914)**	6,537	119,344
Inventories	**(12,144)**	8,964	(8,434)
Energy-hedging contracts			(10,886)
Prepaid expenses and other	**(1,348)**	(374)	(2,785)
Accounts payable and accrued expenses	**30,534**	(16,724)	(83,594)
Distribution rate-refund obligation	**24,939**		
Federal income taxes	**2,412**	18,310	5,202
Purchased-gas adjustments	**(13,834)**	21,578	27,246
Other assets	**2,977**	10,399	3,436
Other liabilities	**6,487**	1,775	(10,075)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	**446,450**	467,495	377,458
INVESTING ACTIVITIES			
Capital expenditures			
Purchase of property, plant and equipment	**(320,005)**	(334,467)	(870,652)
Other investments	**(15,411)**	(23,333)	(113,434)
Total capital expenditures	**(335,416)**	(357,800)	(984,086)
Proceeds from disposition of assets	**10,975**	280,645	49,034
NET CASH USED IN INVESTING ACTIVITIES	**(324,441)**	(77,155)	(935,052)
FINANCING ACTIVITIES			
Issuance of common stock	**21,855**	9,151	21,371
Purchase of Questar common stock	**(3,462)**	(1,594)	(12,488)
Issuance of long-term debt	**110,000**	325,000	645,000
Repayment of long-term debt	**(249,990)**	(179,120)	(357,799)
Increase (decrease) in short-term loans	**56,500**	(481,246)	321,107
(Increase) decrease in cash held in escrow		6,838	(1,010)
Other financing	**(110)**	272	716
Payment of dividends	**(64,538)**	(59,302)	(57,193)

NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	**(129,745)**	(380,001)	559,704
Foreign-currency-translation adjustment		2	(226)
CHANGE IN CASH AND CASH EQUIVALENTS	**(7,736)**	10,341	1,884
BEGINNING CASH AND CASH EQUIVALENTS	**21,641**	11,300	9,416
ENDING CASH AND CASH EQUIVALENTS	**$13,905**	$21,641	$11,300

See notes to consolidated financial statements

QUESTAR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Principles of Consolidation

The consolidated financial statements contain the accounts of Questar Corporation and subsidiaries (Questar or the Company). Questar is an integrated natural gas company with two principal lines of business: nonregulated and regulated. Questar Market Resources and subsidiaries (Market Resources) conduct the nonregulated activities of gas and oil exploration, development and production, gas gathering and processing, wholesale-energy marketing, and operate a private gas-storage facility. The Company's regulated activities of natural gas distribution, interstate transmission and storage operations are conducted by Questar Regulated Services Co. and subsidiaries (Regulated Services). Questar Pipeline provides interstate natural gas transmission and storage services, and through a subsidiary, Questar Transportation Services, operates a gas-processing plant and provides gas-gathering services. Questar Gas conducts natural gas-distribution activities. Corporate and Other Operations include information-technology-related businesses, unregulated energy services and corporate activities. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investments in Unconsolidated Affiliates

Questar uses the equity method to account for investments in affiliates in which it does not have control. Generally, the Company's investment in these affiliates equals the underlying equity in net assets.

Regulation

Questar Gas is regulated by the Public Service Commission of Utah (PSCU) and the Public Service Commission of Wyoming (PSCW). The Idaho Public Utilities Commission has contracted with the PSCU for rate oversight of Questar Gas's operations in a small area of southeastern Idaho. Questar Pipeline is regulated by the Federal Energy Regulatory Commission (FERC). Market Resources, through its investment in Clear Creek Storage Company, LLC, operates a gas-storage facility that is under the jurisdiction of the FERC. These regulatory agencies establish rates for the storage, transportation and sale of natural gas. The regulatory agencies also regulate, among other things, the extension and enlargement or abandonment of jurisdictional natural gas facilities. Regulation is intended to permit the recovery, through rates, of the cost of service, including a return on investment.

The financial statements of rate-regulated businesses are presented in accordance with regulatory requirements. Methods of allocating costs to time periods, in order to match revenues and expenses, may differ from those of other businesses because of cost-allocation methods used in establishing rates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent liabilities reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized in the period that services are provided or products are delivered. Questar Gas records revenues for gas delivered to residential and commercial customers but not billed at the end of the accounting period. The impact of abnormal weather on gas-distribution earnings is significantly reduced by a weather-normalization adjustment. While the transportation and storage operations of the gas-transportation business are influenced by weather conditions, the straight-fixed-variable rate design, which allows for recovery of substantially all fixed costs in the demand or reservation charge, reduces the earnings impact of weather conditions.

Rate-regulated companies may collect revenues subject to possible refunds and establish reserves pending final orders from regulatory agencies.

Exploration and production operations use the sales method of accounting for gas revenues, whereby revenue is recognized on all gas sold to purchasers. A liability is recorded to the extent that the Company has sold gas in excess of its share of remaining gas reserves in an underlying property. The Company's net gas imbalances at December 31, 2003, and 2002 were $2.4 million and $1.8 million, respectively. Revenues and prices for gas and oil are reported "net to the well" in that costs for gathering and processing, oftentimes paid by purchasers of the products, are not included in the reported revenues. Market Resources manages commodity-price risk through the use of natural gas- and oil-price-hedging instruments.

Purchased-Gas Adjustments

Questar Gas accounts for purchased-gas costs in accordance with procedures authorized by the PSCU and the PSCW. Purchased-gas costs that are different from those provided for in present rates are accumulated and recovered or credited through future rate changes. Questar Gas hedges a portion of its natural gas supply to mitigate energy-price fluctuations for gas-distribution customers. The benefits and the costs of hedging are included in the purchased-gas-adjustment account. The regulatory commissions allow Questar Gas to record periodic mark-to-market adjustments for energy-hedging contracts in the purchased-gas-adjustment account.

Other Regulatory Assets and Liabilities

Rate-regulated businesses may be permitted to defer recognition of certain costs, which is different from the accounting treatment required of nonrate-regulated businesses. Questar Gas recorded a regulatory asset at January 1, 2003, amounting to $6.6 million, representing a retroactive charge for the abandonment costs associated with gas wells operated on its behalf by Wexpro. The regulatory asset will be reduced over approximately 18 years following an amortization schedule or as cash is paid to plug and abandon wells. Gains and losses on the reacquisition of debt by rate-regulated companies are deferred and amortized as debt expense over either the would-be remaining life of the retired debt or the life of the replacement debt. The reacquired debt costs had a weighted-average life of approximately 15 years as of December 31, 2003. The cost of the early retirement windows offered to employees of rate-regulated subsidiaries was capitalized and amortized over a five-year period, which will conclude in 2005. Rate-regulated operations record cumulative increases in deferred taxes as income taxes recoverable from customers, all of which are expected to be recovered in 2004. Production taxes on cost-of-service gas production are recorded when the gas is produced and recovered from customers when taxes are paid, generally within 12 months. A liability has been recorded for postretirement medical costs allowed in rates that exceed actual costs.

Cash and Cash Equivalents

Cash equivalents consist principally of repurchase agreements with maturities of three months or less. In almost all cases, the repurchase agreements are highly liquid investments in overnight securities made through commercial bank accounts that result in available funds the next business day.

Property, Plant and Equipment

Property, plant and equipment is stated at cost.

Gas and oil properties

Under the successful-efforts method of accounting, the Company capitalizes the costs of acquiring leaseholds, drilling development wells, drilling successful exploratory wells, and purchasing related support equipment and facilities. The costs of unsuccessful exploratory wells are charged to expense when it is determined that such wells have not located proved reserves. Unproved-leasehold costs are periodically reviewed for impairment. Costs related to impaired prospects are charged to expense. Costs of geological and geophysical studies and other exploratory activities are expensed as incurred. Costs associated with production and general corporate activities are expensed in the period incurred. A gain or loss is generally recognized only when an entire field is sold or abandoned, or if the unit-of-production amortization rate would be significantly affected.

Capitalized proved-leasehold costs are depleted using the unit-of-production method based on proved reserves on a field basis. The costs of unproved gas and oil leaseholds are generally combined and amortized over a period that is based on the average holding period for such properties. All other capitalized costs associated with gas and oil properties are depreciated using the unit-of-production method based on proved-developed reserves on a field basis. The Company capitalizes an estimate of the fair value of abandonment costs, less estimated salvage values, and depreciates those costs over the life of the related asset.

Cost-of-service gas and oil operations

The successful-efforts method of accounting is used for "cost-of-service" gas and oil properties managed and developed by Wexpro, a subsidiary of Market Resources. Cost-of-service gas and oil properties are properties for which the operations and return on investment are regulated by the Wexpro agreement (see Note 17). In accordance with the agreement, production from the gas properties operated by Wexpro is delivered to Questar Gas at Wexpro's cost of providing this service. That cost includes a return on Wexpro's investment. Oil produced from the cost-of-service properties is sold at market prices. Proceeds are credited pursuant to the terms of the agreement, allowing Questar Gas to share in the proceeds for the purpose of reducing natural gas rates.

Depreciation, depletion and amortization

Capitalized costs are depreciated on an individual-field basis using the unit-of-production method based upon proved-developed gas and oil reserves attributable to the field. The Company capitalizes an estimate of the fair value of abandonment costs, less estimated salvage values, and depreciates those costs over the life of the related asset.

Average depreciation, depletion and amortization rates used in the 12 months ended December 31 were as follows:

	2003	2002	2001
Market Resources			
Gas and oil properties, per Mcfe			
U.S.	**$.95**	$.90	$.79
Canada (in U.S. dollars)	**-**	.98	1.10
Combined U.S. and Canada	**.95**	.91	.83
Cost-of-service gas and oil properties, per Mcfe	**.59**	.59	.49

For the remaining Company properties, the provision for depreciation, depletion and amortization is based upon rates that will systematically charge the costs of assets against income over the estimated useful lives of those assets. The investment in natural gas-gathering and processing facilities is charged to expense using either the straight-line or unit-of-production method. For depreciation purposes, major categories of fixed assets in the gas-distribution, transmission and storage operations are grouped together and depreciated on a straight-line method. Under the group method, salvage value is not considered when determining depreciation rates. Gains and losses on asset disposals are recorded as adjustments in accumulated depreciation. Gas-production facilities are depreciated using the unit-of-production method. The Company has not capitalized future-abandonment costs on a majority of its long-lived distribution and transmission assets due to a lack of a legal obligation to abandon the assets or to an indeterminable abandonment date. If required, an obligation will be recognized when an abandonment date is known.

Average depreciation, depletion and amortization rates used in the 12 months ended December 31 were as follows:

	2003	2002	2001
Natural gas transmission, processing and storage	**3.2%**	3.2%	2.9%
Natural gas distribution			
Distribution plant	**3.7%**	3.9%	3.8%
Gas wells, per Mcf	**$.13**	$.14	$.14

Impairment of Long-Lived Assets

Proved gas and oil properties are evaluated on a field-by-field basis for potential impairment. Other properties are evaluated on a specific-asset basis or in groups of similar assets, as applicable in accordance with Statement of Financial Accounting Standard (SFAS) 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment is indicated when a triggering event occurs and the estimated undiscounted future net cash flows of an evaluated asset are less than its carrying value. Triggering events that may indicate an impairment of gas and oil reserves could be caused by mechanical problems, a faster decline of reserves than expected, lease-ownership issues, and/or an other-than-temporary decline in gas and oil prices. If impairment is indicated, fair value is calculated using a discounted-cash-flow approach. Cash-flow estimates require forecasts and assumptions for many years into the future for a variety of factors, including pricing and operating costs.

Goodwill and Other Intangible Assets

Intangible assets consist primarily of goodwill acquired through business combinations. The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill. On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets." According to SFAS 142, goodwill is no longer amortized, but is tested for impairment at a minimum of once a year or when an event occurs. Annual impairment tests are conducted in the fourth quarter. When a triggering event occurs, the undiscounted net cash flows of the asset or entity to which the goodwill relates are evaluated. If undiscounted cash flows are less than the carrying value of the assets, impairment is indicated. The amount of the impairment is measured using a discounted-cash-flow model considering pricing, operating costs, a risk-adjusted discount rate and other factors.

Capitalized Interest and Allowance for Funds Used During Construction

When applicable, Market Resources capitalizes interest costs during the construction period of plant and equipment. However, the company did not capitalize interest costs in 2003, 2002 and 2001. Under provisions of the Wexpro Agreement, the company capitalizes an allowance for funds used during construction (AFUDC) on cost-of-service construction projects. The FERC requires the capitalization of AFUDC during the construction period of rate-regulated plant and equipment. AFUDC amounted to $1.1 million in 2003, $400,000 in 2002 and $203,000 in 2001, and is included in Interest and Other Income in the Consolidated Statements of Income.

Foreign-Currency Translation

The Company conducted gas and oil development-and-production operations in Canada, which were sold in 2002. The local currency, the Canadian dollar, was the functional currency of the Company's foreign operations. Revenue and expense accounts were translated using an average exchange rate. Adjustments resulting from such translations were reported as a separate component of other comprehensive income in shareholders' equity.

Energy-Price Financial Instruments

On January 1, 2001, the Company adopted the provisions of SFAS 133 as amended and recorded a cumulative effect of this accounting change that decreased other comprehensive income by $79.4 million after tax. The majority of its energy-price-derivative instruments are structured as cash-flow hedges. A $121 million hedging liability for derivative instruments was recorded as a result of adopting SFAS 133.

The Company may elect to designate a derivative instrument as a hedge of exposure to changes in fair value, cash flows or foreign currencies. If the hedged exposure is a fair-value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of the change together with the offsetting gain or loss from the change in fair value of the hedged item. If the hedged exposure is a cash-flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amount excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, is reported in earnings in the current period.

A derivative instrument qualifies as a hedge if all of the following tests are met:

- The item to be hedged exposes the Company to price risk.
- The derivative reduces the risk exposure and is designated as a hedge at the time the Company enters into the contract.
- At the inception of the hedge and throughout the hedge period, there is a high correlation between changes in the market value of the derivative instrument and the fair value of the underlying hedged item.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are included in income in the same period that the underlying production or other contractual commitment is delivered. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if correlation no longer exists, the gain or loss on the derivative is reclassified from other comprehensive income and recognized currently in the results of operations.

Physical Contracts

Physical-hedge contracts have a nominal quantity and a fixed price. Contracts representing both purchases and sales settle monthly based on quantities valued at a fixed price. Purchase contracts fix the purchase price paid and are recorded as cost of sales in the month the contracts are settled. Sales contracts fix the sales price received and are recorded as revenues in the month they are settled. Due to the nature of the physical market, there is a one-month delay for the cash settlement. Market Resources accrues for the settlement of contracts in the current month's revenues and cost of sales.

Financial Contracts

Financial contracts are contracts which are net settled in cash without delivery of product. Financial contracts also have a nominal quantity and exchange an index price for a fixed price, and are net settled with the brokers as the price bulletins become available. Financial contracts are recorded in cost of sales in the month of settlement.

Credit Risk

The Company's primary market areas are the Rocky Mountain and Midcontinent regions of the United States. Exposure to credit risk may be impacted by the concentration of customers in these regions due to changes in economic or other conditions. Customers include individuals and numerous commercial and industrial enterprises that may be affected differently by changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses. Commodity-based hedging arrangements also expose the Company to credit risk. The Company monitors the creditworthiness of its counterparties, which generally are major financial institutions. Loss reserves are periodically reviewed for adequacy and may be established on a specific-case basis. Market Resources requests credit support and, in some cases, fungible collateral from companies with unacceptable credit risks. The Company has a master netting agreement with some customers that allows the offsetting of receivables and payables in a default situation. The Company is attempting to increase the number of contracts that contain netting provisions. Bad-debt expense amounted to $3.7 million, $7.9 million and $8.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. The allowance for bad-debt expenses was $6.7 million and $7.1 million at December 31, 2003, and 2002, respectively.

Income Taxes

Questar and its subsidiaries file a consolidated federal income-tax return. Deferred income taxes have been provided for temporary differences caused by differences between the book and tax-carrying amounts of assets and liabilities. These differences create taxable or tax-deductible amounts for future periods. Questar Gas and Questar Pipeline use the deferral method to account for investment-tax credits as required by regulatory commissions.

Earnings Per Share

Basic earnings per share (EPS) are computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the accounting period. Diluted EPS include the potential increase in outstanding shares that could result from exercising stock options, which is the sole difference between basic and diluted shares.

Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic-value method prescribed by Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this method, no compensation expense is recorded for stock options granted because the exercise price of those options equals the market price of the Company's common stock on the date of grant. Compensation expense for awards of restricted shares is recognized over the vesting period, based on share value on the date of grant. A table showing income adjusted for stock-based compensation follows:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Net income, as reported	**$173,616**	$155,596	$158,186
Deduct: Stock-based compensation expense determined under fair-value-based methods, net of income tax	**(5,277)**	(5,100)	(4,435)
Pro-forma net income	**$168,339**	$150,496	$153,751
Earnings per share			
Basic, as reported	**$2.10**	$1.90	$1.95
Basic, pro forma	**2.04**	1.84	1.90
Diluted, as reported	**2.06**	1.88	1.94
Diluted, pro forma	**2.00**	1.82	1.88

Comprehensive Income

Comprehensive income is the sum of net income as reported in the Consolidated Statement of Income and other comprehensive income transactions reported in the Consolidated Statement of Common Shareholders' Equity. Other comprehensive income transactions result from changes in the market value of qualified energy derivatives and recognition of additional pension liability. These transactions are not the culmination of the earnings process, but result from periodically adjusting historical balances to fair value. Income or loss is realized when the underlying energy product is sold.

The balances of accumulated other comprehensive loss, net of income taxes, at December 31, were as follows:

	2003	2002
	(in thousands)	
Unrealized loss on energy-hedging transactions	**($32,635)**	($16,880)
Additional pension liability	**(8,663)**	(11,779)
Accumulated other comprehensive loss	**($41,298)**	($28,659)

Business Segments

Questar's line-of-business disclosures are presented according to senior management's basis for evaluating performance. Certain intersegment sales include intercompany profit.

Recent Accounting Developments

The Securities and Exchange Commission has requested that the Financial Accounting Standards Board review the applicability of certain provisions of SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets," to companies in the exploration and production business. The issue is whether the provisions of SFAS 141 and SFAS 142 require companies to classify costs associated with mineral rights, including both proved and unproved lease-acquisition costs, as intangible assets on the balance sheet apart from other capitalized gas and oil property costs. As of December 31, 2003, Market Resources' proved and unproved leaseholds had a net book value of $385 million.

Reclassifications

Certain reclassifications were made to the 2002 and 2001 financial statements to conform with the 2003 presentation.

Note 2 – Distribution Rate Refund – Questar Gas-Processing Dispute

On August 1, 2003, the Utah Supreme Court issued an order reversing a decision made by the PSCU in August of 2000 concerning certain processing costs incurred by Questar Gas. The court ruled that the PSCU did not comply with its responsibilities and regulatory procedures when approving a stipulation in Questar Gas's general rate case filed in December of 1999. The stipulation permitted Questar Gas to collect $5 million per year in rates to recover a portion of the gas-processing costs incurred. The Committee of Consumer Services (Committee), a Utah state agency, appealed the PSCU's decision because the PSCU did not explicitly address whether the costs were prudently incurred.

As a result of the court's order, Questar Gas recorded a $24.9 million liability for a potential refund to gas-distribution customers. The liability reflects revenue received for processing costs from June 1999 through December 2003. This charge reduced Questar's consolidated net income by $15.5 million, or $.18 per diluted share. Recording the liability did not have a material impact on the credit, cash or liquidity of Questar or Questar Gas. Questar Gas has requested ongoing rate coverage for gas-processing costs in its recent gas-cost pass through filing and is currently collecting these costs in rates. Until the issue is decided by the PSCU, Questar Gas will continue to record a liability for the potential refund of the ongoing gas-processing costs.

On January 21, 2004, the Committee filed a petition for extraordinary relief with the Utah Supreme Court. The Committee maintained that by reopening the proceeding to review the prudence of Questar's decision-making with regards to gas processing, the PSCU did not comply with the mandate of the Utah Supreme Court. The Committee questioned whether the PSCU can modify post-appeal evidentiary determinations. The company, as well as the PSCU and the Division of Public Utilities, filed memorandum opposing the committee's filing.

Note 3 – New Accounting Standard – Accounting for Asset-Retirement Obligations

On January 1, 2003, Questar adopted SFAS 143, "Accounting for Asset Retirement Obligations," and recorded a $5.6 million after-tax charge ($.07 per diluted share) for the cumulative effect of implementing this accounting change. SFAS 143 addresses the financial accounting and reporting of the fair value of legal obligations associated with the retirement of tangible long-lived assets. The new standard requires the Company to estimate a fair value of abandonment costs and to capitalize and depreciate those costs over the life of the related assets. The asset-retirement obligation is adjusted to its present value each period through an accretion process using a credit-adjusted risk-free interest rate. Both the accretion expense associated with the liability and the depreciation associated with the capitalized abandonment costs are noncash expenses.

With the adoption of SFAS 143, Questar changed the accounting method for plugging and abandonment costs associated with gas and oil wells and certain other properties. SFAS 143 was applied retroactively to prior years to determine the cumulative effect through December 31, 2002. Questar Gas recorded a regulatory asset at January 1, 2003, amounting to $6.6 million representing a retroactive charge for the abandonment costs associated with gas wells operated on its behalf by Wexpro. The regulatory asset will be reduced over 18 years following an amortization schedule or as cash is spent to plug and abandon the gas wells. Changes in the asset-retirement obligations are shown below:

	(in thousands)
Balance at January 1, 2003	**$56,493**
Accretion (expensed or capitalized)	**3,667**
Additions	**2,268**
Properties sold	**(777)**
Retirements	**(293)**
Balance at December 31, 2003	**$61,358**

Assuming retroactive application of SFAS 143 as of January 1, 2001, the pro-forma effect of applying this new accounting principle would have not materially affected income in 2002 and 2001. The pro-forma asset-retirement obligation as of January 1, 2002, was $53.2 million.

Note 4 – Property, Plant and Equipment

The details of property, plant and equipment and accumulated depreciation, depletion and amortization follow:

	December 31, **2003**	December 31, 2002
Property, plant and equipment	(in thousands)	
Market Resources		
Gas and oil properties		
Proved properties	**$1,315,330**	$1,103,686
Unproved properties, not being depleted	**95,208**	131,817
Support equipment and facilities	**22,569**	29,571
	1,433,107	1,265,074
Cost-of-service gas and oil properties	**472,983**	428,597
Gathering, processing and marketing	**243,081**	223,974
	2,149,171	1,917,645
Natural gas transmission	**1,034,958**	1,020,838
Natural gas distribution	**1,240,553**	1,193,553
Corporate and other operations	**78,113**	79,515
	4,502,795	4,211,551

Accumulated depreciation, depletion and amortization		
Market Resources		
Gas and oil properties	**501,825**	424,392
Cost-of-service gas and oil properties	**239,035**	224,440
Gathering, processing and marketing	**75,985**	68,157
	816,845	716,989
Natural gas transmission	**336,206**	316,433
Natural gas distribution	**532,747**	513,485
Corporate and other operations	**48,468**	46,846
	1,734,266	1,593,753
Net Property, Plant and Equipment	**$2,768,529**	$2,617,798

Note 5 – Dispositions and Acquisitions

Sale of Canadian Properties

On October 21, 2002, Market Resources sold its Canadian exploration and production subsidiary, Celsius Energy Resources, Ltd (CERL), to EnerMark Inc., a subsidiary of Calgary-based Enerplus Resources Fund and recorded a pretax gain of $US19.7 million. Total consideration received was $US 101.6 million. CERL earned net income for the nine months ended September 30, 2002, of $US 1.5 million and had total assets of $US 80 million at September 30, 2002. Market Resources used the proceeds from the sale to repay debt.

Sale of TransColorado

On October 20, 2002, Questar Pipeline sold Questar TransColorado, Inc., the company owning Questar's interest in the TransColorado Pipeline, for $105.5 million. Proceeds from the sale were used to retire debt at Questar Pipeline.

Partnership Interests Acquired

In 2002, Questar Pipeline and affiliates acquired the final 28% partnership interests in the Overthrust Pipeline Company (Overthrust) for $5.4 million. Accounting for Overthrust changed from an unconsolidated affiliate to full consolidation as a result of acquiring controlling interest. The purchase included $4.1 million of goodwill.

Market Resources, through an affiliate, acquired El Paso Gas Gathering and Processing's 50% interest in the Blacks Fork processing plant for approximately $5.4 million, effective December 18, 2002. Market Resources now owns 100% of the plant. Accounting for the company's interest in Blacks Fork changed from an unconsolidated partnership to full consolidation as a result of this transaction.

Note 6 – Investment in Unconsolidated Affiliates

Questar, indirectly through subsidiaries, has interests in businesses accounted for on the equity basis. As of December 31, 2003, and 2002, these affiliates did not have debt obligations with third-party lenders. The principal business activities, form of organization and%age ownership are listed below.%age of voting control and economic interest are identical. Canyon Creek Compression Co., a general partnership (15%) and Rendezvous Gas Services LLC, a limited-liability corporation (50%), are engaged in processing and/or gathering natural gas. TransColorado and Overthrust conducted transportation activities. In 2002, TransColorado was sold and the remaining interest in Overthrust was acquired.

Summarized results of the partnerships are listed below.

	Year ended December 31,		
	2003	2002	2001
		(in thousands)	
Gas-gathering and processing partnerships			
Revenues	**$15,916**	$25,490	$24,992
Operating income	**9,775**	8,805	2,830
Income before income taxes	**9,807**	8,869	3,105

Current assets, at end of period	**5,167**	11,806	21,000
Noncurrent assets, at end of period	**74,111**	45,704	38,862
Current liabilities, at end of period	**909**	5,178	3,893
Noncurrent liabilities, at end of period	**1,589**	2,182	2,529
Transportation partnerships			
Revenues		$24,992	$16,164
Operating income (loss)		14,732	(4,805)
Income (loss) before income taxes		14,791	(13,606)
Current assets, at end of period			13,315
Noncurrent assets, at end of period			301,431
Current liabilities, at end of period			5,146
Noncurrent liabilities, at end of period			13,662

Note 7 – Goodwill and Other Intangible Assets

The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," as of January 1, 2002, and performed an initial test that indicated an impairment of the goodwill acquired by Consonsus. The impairment amounted to $17.3 million, of which $15.3 million ($.19 per diluted common share) was attributed to Questar InfoComm's share and reported as a cumulative effect of a change in accounting for goodwill. The remaining $2 million loss was attributed to minority shareholders.

The balance in goodwill in each line of business is listed below:

	Consolidated	Market Resources	Natural Gas Transmission	Natural Gas Distribution	Corporate and Other Operations
			(in thousands)		
Balance at December 31, 2001	$90,927	$66,823		$5,876	$18,228
Impaired goodwill identified in initial test	(17,307)				(17,307)
Goodwill attributed to dispositions	(6,545)	(5,400)		(224)	(921)
Goodwill purchase	4,058		$4,058		
Balance at December 31, 2002	71,133	61,423	4,058	5,652	-
Adjustment	127		127		
Balance at December 31, 2003	**$71,260**	**$61,423**	**$4,185**	**$5,652**	-

The following table shows pro-forma net income, excluding the impairment and amortization of goodwill. Neither the impairment resulting from the change in accounting method nor the amortization of goodwill was deductible for income-tax purposes.

	Year ended December 31, 2002	2001
	(in thousands)	
Net income	$155,596	$158,186
Goodwill amortization		2,224
Cumulative effect of accounting change for goodwill, net of $2,010 attributed to minority interest	15,297	
Pro-forma net income	$170,893	$160,410
Basic earnings per share		
Net income as reported	$1.90	$1.95
Pro-forma net income	2.09	1.98
Diluted earnings per share		

Net income as reported	$1.88	$1.94
Pro-forma net income	2.07	1.96

As of December 31, 2003, the Company held about $1.1 million of intangible assets with indefinite lives. Intangible assets, primarily rights of way for pipelines, subject to amortization, amounted to $9.4 million, net of accumulated amortization of $1.8 million.

Note 8 – Other Regulatory Assets and Liabilities

In addition to purchased-gas adjustments, the Company has other regulatory assets and liabilities. The regulated entities recover these costs but do not receive a return on these assets. A list of regulatory assets follows:

	December 31,	
	2003	2002
	(in thousands)	
Cost of reacquired debt	**$17,954**	$14,879
Asset-retirement obligations - cost-of-service gas wells	**8,256**	
Early retirement costs	**5,370**	8,334
Deferred production taxes	**3,090**	2,719
Income taxes recoverable from customers	**3,010**	4,269
Other	**159**	645
	$37,839	$30,846

Questar Pipeline has accrued a regulatory liability for the collection of postretirement medical costs allowed in rates which were in excess of actual charges. The balance as of December 31 was $3.2 million in 2003 and $2.9 million in 2002. Questar Pipeline has a regulatory liability for a refund of income taxes to customers amounting to $1.3 million and $1.6 million at December 31, 2003, and 2002, respectively. The balance will be refunded to customers through 2016.

Note 9 – Debt

Questar has short-term line-of-credit arrangements with several banks under which it may borrow up to $210 million. These lines have interest rates generally below the prime-interest rate. Commercial-paper borrowings with initial maturities of less than one year are backed by the short-term line-of-credit arrangements. The details of short-term debt are as follows:

	December 31,	
	2003	2002
	(in thousands)	
Commercial paper with variable-interest rates	**$105,500**	$49,000
Weighted-average interest rate at December 31	**1.11%**	1.62%

The details of long-term debt are as follows:

	December 31,	
	2003	2002
	(in thousands)	
Market Resources		
Revolving-credit loan due 2004 with variable-interest rates (1.77% at December 31, 2003)	**$ 55,000**	$ 200,000
7.0% notes due 2007	**200,000**	200,000
7.5% notes due 2011	**150,000**	150,000

Questar Pipeline		
Medium-term notes 5.85% to 7.55%, due 2008 to 2018	**310,400**	310,400
Questar Gas		
Medium-term notes 5.02% to 8.12%, due 2007 to 2024	**290,000**	285,000
Corporate and Other	**123**	132
Total long-term debt outstanding	**1,005,523**	1,145,532
Current portion	**(55,011)**	(10)
Unamortized-debt discount	**(323)**	(342)
	$ 950,189	$1,145,180

Maturities of long-term debt for the five years following December 31, 2003, are as follows:

	(in thousands)
2004	$ 55,011
2005	12
2006	14
2007	210,016
2008	101,318

Cash paid for interest was $70.2 million in 2003, $77.3 million in 2002 and $61.7 million in 2001. Market Resources' revolving-credit loan contains covenants specifying a minimum amount of net equity and a maximum ratio of debt to equity. This facility matures in April 2004. The company is negotiating a new credit facility and has received letters of commitment for a new long-term agreement.

On January 24, 2003, Questar Gas issued $40 million of medium-term notes with an effective interest rate of 5.02% and a 10-year life. The proceeds were used to redeem debt with a higher interest rate. In March 2003, Questar Gas sold $70 million of 15-year notes with a coupon rate of 5.31%. Proceeds from the offering were used to replace higher-cost debt with a weighted-average interest rate of 8.11%

Questar has an effective shelf registration with the Securities and Exchange Commission to issue up to $400 million of common equity or debt convertible into common stock. Currently there are no plans to issue securities under this shelf registration.

Note 10 – Earnings Per Share

Common shares outstanding increased as a result of issuances under the Long-Term Stock Incentive Plan, the Dividend Reinvestment and Stock Purchase Plan and the Employee Investment Plan discussed in Note 11. A reconciliation of the components of basic and diluted common shares used in the earnings-per-share calculation is as follows:

	Year ended December 31,		
	2003	2002	2001
		(in thousands)	
Weighted-average basic common shares outstanding	**82,697**	81,782	81,097
Potential number of shares issuable under stock plans	**1,493**	791	561
Weighted-average diluted common shares outstanding	**84,190**	82,573	81,658

Note 11 – Common Stock

Dividend Reinvestment and Stock-Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan (Reinvestment Plan) allows parties interested in owning Questar common stock to reinvest dividends or invest additional funds in common stock. The Company can issue new shares or buy shares in the open market to meet shareholders' purchase requests. The Reinvestment Plan issued total shares of 208,400, 112,761, and 219,846 in 2003, 2002 and 2001, respectively. At December 31, 2003, 1,379,754 shares were reserved for future issuance.

Employee Investment Plan

The Employee Investment Plan (Plan) allows eligible employees to purchase shares of Questar common stock or other investments through payroll deduction. The Company matches 80% of employees' pre-tax purchases up to a maximum of 6% of their qualifying earnings. In addition, each year the Company makes a nonmatching contribution of $200 to each eligible employee. The Company's expense equals its contribution. Questar's expense of the Plan amounted to $5.5 million, $5.5 million and $5.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock Plans

The Company has an omnibus Long-term Stock Incentive Plan (Stock Plan) for officers, directors, and employees. The current plan was amended March 1, 2001, and approved by shareholders to combine optionees under one plan and reserve an additional 8,000,000 shares. The Company's separate Stock Option Plan for Directors terminated, but still has outstanding options granted between 1994 and 2002. Stock options for participants have 10-year terms. Options held by employees vest in four equal, annual installments beginning six months after grant. Options granted to nonemployee directors after 1996, generally vest in one installment six months after grant. Options vest on an accelerated basis in the event of retirement and have post-retirement exercise periods. The option price equals the closing market price of the stock on the grant date; therefore no compensation expense is recorded. There were 6,025,943 shares available for future grant at December 31, 2003.

Shares of restricted stock granted as sign-on bonuses, for retention purposes, and as partial payment of earned bonuses under the annual bonus plans adopted by the Company and its primary business units are granted under the terms of the Stock Plan.

Nonemployee directors may choose to receive shares of common stock instead of cash in payment of directors' fees pursuant to the terms of a plan approved by shareholders. As of December 31, 2003, there were 88,258 shares available for future use.

Transactions involving options in the stock plans are summarized as follows:

	Options	Price Range	Weighted-Average Exercise Price
Balance at January 1, 2001	3,782,581	$ 9.81 - $21.38	$17.38
Granted	1,085,500	27.42 - 28.01	27.96
Cancelled	(13,320)	15.00 - 21.38	16.02
Exercised	(709,215)	9.81 - 21.38	17.10
Balance at December 31, 2001	4,145,546	9.81 - 28.01	20.20
Granted	1,364,000	22.95 - 23.95	23.02
Cancelled	(53,600)	15.00 - 28.01	22.62
Exercised	(480,207)	9.81 - 22.95	16.57
Balance at December 31, 2002	4,975,739	13.69 - 28.01	21.29
Granted	**1,156,500**	**27.11 - 29.71**	**27.18**
Cancelled	**(13,250)**	**22.95 - 28.01**	**26.29**
Exercised	**(1,138,770)**	**13.69 - 28.01**	**19.03**
Balance at December 31, 2003	**4,980,219**	**$13.69 - $29.71**	**$23.16**

	Options Outstanding			Options Exercisable	
Range of Exercise prices	Number outstanding December 31, 2003	Weighted-average remaining contract life in years	Weighted-average exercise price	Number exercisable December 31, 2003	Weighted-average exercise price
$13.69 - $17.00	**1,117,183**	**4.4**	**$15.78**	**1,117,183**	**$15.78**
19.13 - 23.95	**1,668,545**	**6.4**	**22.33**	**1,238,545**	**22.08**
27.11 - 29.71	**2,194,491**	**7.7**	**27.55**	**1,317,991**	**27.70**
	4,980,219		**$23.16**	**3,673,719**	**$22.18**

A fair value of the stock options issued was determined on the grant date using the Black-Scholes option-valuation model. The fair-value calculation relies upon subjective assumptions and the use of a mathematical model to estimate value and may not be representative of future results. The Black-Scholes model was intended for measuring the value of options traded on an exchange. The calculated fair value of options granted and major assumptions used in the model at the date of grant are listed below:

	2003	2002	2001
		(in thousands)	
Fair value of options at grant date	**$7.54**	$6.58	$8.90
Risk-free interest rate	**3.80%**	4.98%	5.04%
Expected price volatility	**30.0%**	30.5%	30.7%
Expected dividend yield	**2.70%**	3.14%	2.52%
Expected life in years	**7.3**	7.3	7.3

Restricted Stock

The Company issues restricted stock as part of bonus payments in specified situations. Compensation expense is recorded in the period that the bonus is earned. These shares carry voting and dividend rights; however, sale or transfer is restricted. In 2003, the Company issued 136,800 restricted shares valued at $3.7 million with various vesting periods for employee-retention purposes. Subsequently, 5,750 of these shares were forfeited. Expense is recognized over the vesting period based on share value on the date of grant. Compensation expense amounted to $2.0 million, $1.1 million and $1.9 million in 2003, 2002 and 2001, respectively. Questar awarded 21,000 shares that vest in three years in both 2002 and 2001 as part of employment contracts. A portion of the restricted shares is reserved for under the Stock Plan. Distribution of restricted stock and vesting periods were as follows:

	Year ended December 31,		
	2003	2002	2001
One year		23,091	28,913
In equal installments over two years			30,897
In equal installments over three years		21,000	21,000
Various periods from 3 to 5 years	**241,101**		
Total restricted shares awarded	**241,101**	44,091	80,810
Average market price per share at award date	**$31.23**	$25.60	$24.07

Shareholder Rights

On February 13, 1996, Questar's Board of Directors declared a stock-right dividend for each outstanding share of common stock. The stock rights were issued March 25, 1996. The rights become exercisable if a person, as defined, acquires 15% or more of the Company's common stock or announces an offer for 15% or more of the common stock. Each right initially represents the right to buy one share of the Company's common stock for $87.50. Once any person acquires 15% or more of the Company's common stock, the rights are automatically modified.

Each right not owned by the 15% owner becomes exercisable for the number of shares of Questar's stock that have a market value equal to two times the exercise price of the right. This same result occurs if a 15% owner acquires the Company through a reverse merger when Questar and its stock survive. If the Company is involved in a merger or other business combination at any time after the rights become exercisable, rightholders will be entitled to buy shares of common stock in the acquiring Company having a market value equal to twice the exercise price of each right. The rights may be redeemed by the Company at a price of $.005 per right until 10 days after a person acquires 15% ownership of the common stock. The rights expire March 25, 2006.

Note 12 – Financial Instruments and Risk Management

The carrying value and estimated fair values of Questar's financial instruments were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
	(in thousands)			
Financial assets				
Cash and cash equivalents	**$ 13,905**	**$ 13,905**	$ 21,641	$ 21,641
Energy-price-hedging contracts	**3,861**	**3,861**	3,617	3,617
Financial liabilities				
Short-term debt	**105,500**	**105,500**	49,000	49,000
Long-term debt	**1,005,200**	**1,130,243**	1,145,190	1,268,592
Energy-price-hedging contracts	**52,959**	**52,959**	24,278	24,278

The Company used the following methods and assumptions in estimating fair values:

Cash and cash equivalents and short-term debt – the carrying amount approximates fair value.
Long-term debt – the carrying amount of variable-rate debt approximates fair value. The fair value of fixed-rate debt is based on the discounted present value of cash flows using the Company's current borrowing rates.
Energy-price-hedging contracts – fair value of the contracts is based on market prices as posted on the NYMEX from the last trading day of the year. The average price of the gas contracts at December 31, 2003, was $4.24 per MMBtu, representing the average of contracts with different terms including fixed, various "into-the-pipe" postings and NYMEX references. Energy-price-hedging contracts were in place for equity gas production and gas-marketing transactions. Deducting transportation and heat-value adjustments on the hedges of equity gas as of December 31, 2003, would result in an average price of approximately $4.00 per Mcf, net to the well.

Market Resources held gas-price-hedging contracts covering the price exposure for about 148.1 million dth of gas as of December 31, 2003. About 99% of those contracts will settle and be reclassified from other comprehensive income in 2004. At December 31, 2003, all oil-price-hedging contracts for Market Resources had expired. A year earlier Market Resources hedging contracts covered 85.2 million dth of natural gas and 1.1 million barrels of oil. Market Resources does not hedge the price of natural gas liquids.

At December 31, 2003, the Company reported a current liability, net of hedging assets, of $49.1 million from hedging activities. Settlement of contracts in 2003 resulted in the reclassification into expense of $15.6 million. The offset to the hedging liability, net of income taxes, was a $15.8 million unrealized loss on hedging activities recorded in other comprehensive loss in the shareholders' equity section of the balance sheet. Settlement of contracts resulted in reclassifying $42.4 million from comprehensive loss in 2002 and $68 million from comprehensive income in 2001 to the income statement. The ineffective portion of hedging transactions recognized in earnings was not significant. The fair-value calculation of energy-price hedges does not consider changes in the fair value of the corresponding scheduled equity physical transactions, (i.e., the correlation between index price and the price realized for the physical delivery of gas or oil.)

Note 13 – Income Taxes

Details of Questar's income tax expense and deferred-income taxes are provided in the following tables. The components of income taxes were as follows:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Federal			
Current	**$20,166**	$11,613	$48,757
Deferred	**76,356**	60,409	24,716
State			
Current	**383**	(2,347)	5,641
Deferred	**6,057**	16,184	3,688
Deferred investment-tax credits	**(399)**	(401)	(401)
Foreign income taxes		5,668	5,869
	$102,563	$91,126	$88,270

The difference between the statutory federal income-tax rate and the Company's effective income-tax rate is explained as follows:

	Year ended December 31,		
	2003	2002	2001
Federal income taxes statutory rate	**35.0%**	35.0%	35.0%
Increase (decrease) as a result of:			
State income taxes, net of federal income-tax benefit	**1.5**	3.4	2.5
Nonconventional fuel credits		(2.5)	(2.8)
Amortize investment-tax credits related to rate-regulated assets	**(0.1)**	(0.2)	(0.2)
Amortize unrecorded timing difference related to rate-regulated assets	**0.3**	0.4	0.4
Tax benefits from dividends paid to ESOP	**(0.5)**	(0.5)	
Foreign income taxes		(0.3)	1.0
Goodwill, not deductible for income taxes			0.3
Other	**0.2**	(0.5)	(.4)
Effective income-tax rate	**36.4%**	34.8%	35.8%

Significant components of the Company's deferred income taxes were as follows:

	December 31,	
	2003	2002
	(in thousands)	
Deferred-tax liabilities		
Property, plant and equipment	**$494,332**	$425,373
Deferred-tax assets		
Mark-to-market and hedging activities	**18,361**	18,794
Alternative minimum-tax credit carried forward	**18,834**	9,113
Net operating loss carried forward	**1,332**	16,500
Employee benefits and compensation costs	**12,966**	3,249
Total deferred tax assets	**51,493**	47,656

Deferred income taxes – noncurrent	**$442,839**	$377,717
Deferred income –taxes – current (asset) liability		
Purchased-gas adjustment	**$210**	($5,047)

Cash paid for income taxes was $18.9 million and $43.8 million in 2003 and 2001, respectively. In 2002, the Company received $8.8 million of refunded income taxes resulting primarily from timing differences caused by intangible-drilling costs.

Note 14 – Litigation and Commitments

Litigation

There are various legal proceedings against the Company and its affiliates. Management believes that the outcome of these cases will not have a material effect on the Company's financial position, operating results or liquidity.

Commitments

Historically, 40 to 50% of Questar Gas's gas-supply portfolio has been provided from company-owned gas reserves at the cost of service. The remainder of the gas supply has been purchased from more than 15 suppliers under approximately 46 gas-supply contracts using index-based or fixed pricing. Questar Gas has commitments of $132 million and $60.4 million to purchase gas in 2004 and 2005, respectively. Generally, at the conclusion of the heating season and after a bid process, new agreements for the upcoming heating season are put into place. Questar Gas bought significant quantities of natural gas under purchase agreements amounting to $180 million, $148 million and $261 million in 2003, 2002 and 2001, respectively. In addition, Questar Gas makes use of various storage arrangements to meet peak-gas demand during certain times of the heating season.

Questar Energy Trading, a subsidiary of Market Resources, has contracted for firm-transportation services with various pipelines through 2018. Due to market conditions and competition, it is possible that Questar Energy Trading may not be able to recover the full cost of the transportation commitments. Annual payments and the years covered are as follows:

	(in thousands)
2004	$ 4,342
2005	4,337
2006	4,327
2007	4,257
2008	3,951
2009 through 2018	$26,899

Questar sold its headquarters building under a sale-and-leaseback arrangement in November 1998. The operating agreement commits the Company to occupy the building through January 12, 2012. Questar has four renewal options of five years each following expiration of the original lease in 2012.

On January 12, 2012, the lessor is required to pay Questar on a lease-reduction payment of $12.1 million. On the following day Questar is required to pay a balloon-lease payment of $14.1 million. If the lessor does not make the lease-reduction payment on January 12, 2012, a lessor-nonpayment event occurs, and Questar's lease immediately extends for a period of 20 years with no additional rent due. Minimum future payments under the terms of long-term operating leases for the Company's primary office locations, including its headquarters building, for the five years following December 31, 2003, are as follows:

	(in thousands)
2004	$ 4,992
2005	5,025
2006	4,795
2007	4,581
2008	4,133
2009 through 2012	$25,931

Total minimum future rental payments have not been reduced for sublease rentals of $176,000 in 2004, $178,000 in 2005, $180,000 in 2006, $155,000 in 2007 and $127,000 in 2008. Total rental expense amounted to $5.2 million in 2003, $4.9 million in 2002 and $4.7 million in 2001. Sublease-rental receipts were $287,000 in 2003, $206,000 in 2002 and $294,000 in 2001.

Note 15 - Rate Regulation and Other Matters

State Rate Regulation

Questar Gas files periodic applications with the PSCU and the PSCW requesting permission to reflect annualized gas-cost increases or decreases depending on gas prices. These requests for gas-cost increases or decreases are passed on to customers on a dollar-for-dollar basis with no markup. The impact of a gas-cost increase on customers is lessened by the fact that approximately 40 to 50% of the company's annual supply comes from its own wells and is priced to customers at cost-of-service prices rather than market prices.

2002 General Rate-Case Order

Effective December 30, 2002, the PSCU issued an order approving an $11.2 million general-rate increase for Questar Gas using an 11.2% rate of return on equity. The rate increase also reflects November 2002 usage per customer and costs. Previous general-rate-case increases relied on costs and customer-usage patterns that were typically 12 to 24 months old. Questar Gas originally requested a $23 million rate increase and a 12.6% rate of return on equity.

Purchased-Gas Filings

Effective July 1, 2003, the PSCU approved a $146.4 million pass-on increase in annual gas costs for Utah customers. Effective October 1, 2003, the PSCU approved a $43.4 million pass-on decrease in annual gas cost. The PSCW granted Questar Gas permission to pass on a $6.8 million increase in gas costs to Wyoming customers also effective July 1, 2003. Also, the PSCW approved a $1.7 million pass-on decrease effective October 1, 2003, due to falling gas costs. Pass-on rate increases or decreases result in equal adjustments of revenues and gas costs without affecting the earnings of Questar Gas.

Note 16 – Employees Benefits

The Company has defined-benefit pension and postretirement medical and life insurance plans covering the majority of its employees. The Company's employee-benefits committee (committee) has oversight over investment of retirement-plan and postretirement-benefit assets. The committee uses a third-party consultant to assist in setting targeted policy ranges for the allocation of assets among various investment categories. The Company changed its plan-asset and liability-measurement date from December 31 to October 31 in 2003. The majority of retirement-benefit assets were invested as follows:

	Actual Allocation		
	October 31, 2003	December 31 2002	Policy Range
Domestic equity securities	**51%**	47%	45% - 55%
Foreign equity securities	**8%**	8%	6% - 14%
Debt securities	**33%**	40%	32% - 42%
Real estate securities	**5%**	5%	3% - 7%
Other	**3%**	0%	0% - 3%

Questar sets aside funds for retirement-benefit obligations to pay benefits currently due and to build adequate asset balances over a reasonable time period to pay future obligations. Questar is subject to and complies with minimum-required and maximum-allowed annual contribution levels mandated by the Employee Retirement Income Security Act (ERISA) and by the Internal Revenue Code. Subject to the above limitations, it is the Company's objective to fund the qualified retirement plan approximately equal to the yearly expense. The majority of assets set aside for postretirement-benefit obligations are assets commingled with those of the Company's ERISA-qualified retirement plan as permitted by section 401(h) of the Internal Revenue Code. The retirement plan (including commingled 401(h) assets within the plan) seeks investment returns consistent with reasonable and prudent levels of liquidity and risk.

The committee allocates pension-plan and postretirement-medical-plan assets among broad asset categories and reviews the asset allocation at least annually. Asset-allocation decisions consider risk and return, future-benefit requirements, participant growth and other expected cash flows. These characteristics affect the level, risk and expected growth of postretirement-benefit assets.

The committee uses asset-mix guidelines that include targets and permissible ranges for each asset category, return objectives for each asset group and the desired level of diversification and liquidity. These guidelines change from time to time based on an ongoing evaluation of each plan's risk tolerance.

Responsibility for individual security selection rests with each investment manager, which are subject to guidelines specified by the committee. These guidelines are designed to ensure consistency with overall plan objectives.

The committee sets performance objectives for each investment manager, which are expected to be met over a three-year period or a complete market cycle, whichever is shorter. Performance and risk levels are regularly monitored to confirm policy compliance and that results are within expectations.

Pension-plan guidelines prohibit transactions between a fiduciary and parties in interest unless specifically provided for in ERISA. No restricted securities, such as letter stock or private placements, may be purchased for any investment fund. Questar securities may be considered for purchase at an investment manager's discretion, but within limitations prescribed by ERISA and other laws. There is no direct investment in Questar shares for the periods disclosed. Use of derivative securities by any investment managers is prohibited except where the committee has given specific approval or where commingled funds are utilized which have previously adopted permitting guidelines.

Pension Plan

Pension-plan benefits are generally based on the employee's age at retirement, years of service and highest earnings in a consecutive 72 semimonthly pay period during the 10 years preceding retirement. Continued lower interest rates resulted in the Company recording an additional pension liability of $28.7 million and a $14.7 million intangible-pension asset in 2003.

A summary of pension expense is as follows:

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Service cost	**$7,608**	$6,770	$7,038
Interest cost	**18,289**	17,400	16,914
Expected return on plan assets	**(17,758)**	(18,187)	(17,065)
Prior service and other costs	**1,922**	1,922	1,978
Recognized net-actuarial (gain) loss	**904**		(16)
Amortization of early retirement costs	**3,241**	3,504	3,504
Pension expense	**$14,206**	$11,409	$12,353

Assumptions at the beginning of the year used to calculate pension expense for the year were as follows:

	2003	2002	2001
Discount rate	**7.00%**	7.50%	7.75%
Rate of increase in compensation	**4.00%**	4.50%	5.00%
Long-term return on assets	**8.50%**	9.00%	9.25%

The projected-benefit obligation was measured using a discount rate of 6.75% at October 31, 2003 and 7% at December 31, 2002. Changes in discount rates are included in changes in plan assumptions. Asset-return assumptions are based on historical returns tempered for expectations of future performance.

Pension Plan	**October 31, 2003**	December 31, 2002
	(in thousands)	
Change in benefit obligation		
Projected benefit obligation at January 1,	**$270,290**	$236,022
Service cost	**7,608**	6,770

Interest cost	**18,289**	17,400
Plan amendments		178
Change in plan assumptions	**11,046**	19,946
Actuarial (gain) loss	**(3,376)**	1,319
Benefits paid	**(11,356)**	(11,345)
Projected benefit obligation at December 31,	**292,501**	270,290
Change in plan assets		
Fair value of plan assets at January 1,	**173,202**	188,761
Actual gain (loss) on plan assets	**31,057**	(15,623)
Contributions to the plan	**14,206**	11,409
Benefits paid	**(11,356)**	(11,345)
Fair value of plan assets at December 31,	**207,109**	173,202
Plan assets less-than-projected benefit obligation	**(85,392)**	(97,088)
Unrecognized net-actuarial loss	**71,535**	78,068
Unrecognized prior-service cost	**13,562**	15,484
Accrued pension cost	**(295)**	(3,536)
Accrued supplemental executive-retirement – plan cost	**(2,641)**	(3,408)
Additional pension liability	**(28,681)**	(35,986)
Pension liability	**($31,617)**	($42,930)

The accumulated-benefit obligation for the defined-benefit pension plan was $238.7 million and $216.1 million at December 31, 2003 and 2002.

Postretirement Benefits Other Than Pension

Postretirement health-care benefits and life insurance are provided only to employees hired before January 1, 1997. The Company pays a portion of the costs of health-care benefits as determined by an employee's years of service, and generally limited to 170% of the 1992 contribution. The Company is amortizing its transition obligation over a 20-year period, which began in 1992.

A summary of the expense of postretirement benefits other than pensions is listed below. Expenses do not include an estimate of the effect of the Medicare Prescription Drug, Improvement, Modernization Act of 2003. Future expenses will be adjusted when the accounting guidance is finalized.

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Service cost	**$ 787**	$ 749	$ 878
Interest cost	**5,303**	5,351	5,686
Expected return on plan assets	**(2,602)**	(3,137)	(3,213)
Amortization of transition obligation	**1,877**	1,877	1,877
Amortization of losses	**481**		
Accretion of regulatory liability	**800**	800	800
Postretirement benefit expense	**$6,646**	$5,640	$6,028

Assumptions at the beginning of the year used to calculate postretirement-benefit expense for the year were as follows:

	2003	2002	2001
Discount rate	**7.00%**	7.50%	7.75%
Long-term return on assets	**8.50%**	9.00%	9.25%
Health-care inflation rate decreasing to 6.5% by 2009 for 2003 purposes and by 2008 for measurements at 2002 and 2001	**9.50%**	9.50%	10.00%

Service costs and interest costs are sensitive to changes in the health-care inflation rate. A 1% increase in the health-care inflation rate would increase the yearly service cost and interest cost by $173,000 and the accumulated postretirement benefit obligation by $2.5 million. A 1% decrease in the health-care inflation rate would decrease the yearly service cost and interest cost by $152,000 and the accumulated postretirement benefit obligation by $2.2 million.

	October 31, 2003	December 31, 2002
	(in thousands)	
Postretirement Benefits Other Than Pensions		
Change in benefit obligation		
Projected benefit obligation at January 1,	**$78,944**	$79,701
Service cost	**787**	749
Interest cost	**5,303**	5,351
Actuarial (gain) loss	**947**	(1,698)
Benefits paid	**(4,859)**	(5,159)
Projected benefit obligation	**81,122**	78,944
Change in plan assets		
Fair value of plan assets at January 1,	**30,923**	34,344
Actual gain (loss) on plan assets	**4,825**	(2,873)
Contributions to the plan	**4,977**	4,611
Benefits paid	**(4,859)**	(5,159)
Fair value of plan assets at December 31,	**35,866**	30,923
Projected benefit obligation in excess of plan assets	**(45,256)**	(48,021)
Unrecognized transition obligation	**16,898**	18,775
Unrecognized net loss	**13,970**	15,727
Accrued postretirement-benefit cost	**($14,388)**	($13,519)

Postemployment Benefit

The Company recognizes the net present value of the liability for postemployment benefits, such as long-term disability benefits and health-care and life-insurance costs, when employees become eligible for such benefits. Postemployment benefits are paid to former employees after employment has been terminated but before retirement benefits are paid. The Company accrues both current and future costs. Questar's postemployment liability at December 31, 2003, 2002 and 2001 was $1.7 million, $1.5 million and $1.3 million, respectively.

Note 17 – Wexpro Agreement

Wexpro's operations are subject to the terms of the Wexpro Agreement. The agreement was effective August 1, 1981, and sets forth the rights of Questar Gas's utility operations to share in the results of Wexpro's operations. The agreement was approved by the PSCU and PSCW in 1981 and affirmed by the Supreme Court of Utah in 1983. Major provisions of the agreement are as follows:

a. Wexpro continues to hold and operate all oil-producing properties previously transferred from Questar Gas's nonutility accounts. The oil production from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment. The after-tax rate of return is adjusted annually and is approximately 13.4%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

b. Wexpro conducts developmental oil drilling on productive oil properties and bears any costs of dry holes. Oil discovered from these properties is sold at market prices, with the revenues used to recover operating expenses and to give Wexpro a return on its investment in successful wells. The after-tax rate of return is adjusted annually and is approximately 18.4%. Any net income remaining after recovery of expenses and Wexpro's return on investment is divided between Wexpro and Questar Gas, with Wexpro retaining 46%.

c. Amounts received by Questar Gas from the sharing of Wexpro's oil income are used to reduce natural-gas costs to utility customers.

d. Wexpro conducts gas-development drilling on productive gas properties and bears any costs of dry holes. Natural gas produced from successful drilling is owned by Questar Gas. Wexpro is reimbursed for the costs of producing the gas plus a return on its investment in successful wells. The after-tax return allowed Wexpro is approximately 21.4%.

e. Wexpro operates natural-gas properties owned by Questar Gas. Wexpro is reimbursed for its costs of operating these properties, including a rate of return on any investment it makes. This after-tax rate of return is approximately 13.4%.

Wexpro's investment base, net of depreciation and deferred income taxes, and the yearly average rate of return for 2003 and the previous two years, are shown in the table below:

	2003	2002	2001
Wexpro investment base, net of depreciation and deferred income taxes (in millions)	**$172.8**	$164.5	$161.3
Annual average rate of return (after tax)	**19.8%**	20.5%	19.7%

Note 18 – Operations by Line of Business

Line-of-business disclosures and discussions were reorganized in 2003 and prior years to combine "Other Questar Regulated Services" information with Corporate and Other Operations.

Following is a summary of operations by line of business for the year ended December 31:

	Questar Consolidated	Intercompany Transactions	Market Resources	Natural Gas Distribution	Natural Gas Transmission	Corporate and Other Operations
			(in thousands)			
2003						
Revenues						
From unaffiliated customers	**$1,463,188**		**$751,502**	**$618,791**	**$74,981**	**$17,914**
From affiliated companies		**($231,766)**	**117,506**	**2,204**	**81,857**	**30,199**
	1,463,188	**(231,766)**	**869,008**	**620,995**	**156,838**	**48,113**
Operating expenses						
Cost of natural gas and other products sold	**542,441**	**(199,209)**	**342,476**	**394,523**		**4,651**
Operating and maintenance	**284,266**	**(30,358)**	**130,680**	**100,279**	**53,249**	**30,416**
Deprec., depletion and amortization	**192,382**		**121,316**	**40,126**	**26,141**	**4,799**
Exploration	**4,498**		**4,498**			
Distribution rate-refund obligation	**24,939**			**24,939**		
Abandonment and impairment of gas and oil properties	**4,151**		**4,151**			
Other taxes and expenses	**70,681**	**(2,199)**	**55,542**	**9,743**	**6,352**	**1,243**
Total operating expenses	**1,123,358**	**(231,766)**	**658,663**	**569,610**	**85,742**	**41,109**
Operating income	**339,830**		**210,345**	**51,385**	**71,096**	**7,004**
Interest and other income (loss)	**7,435**	**(3,435)**	**2,851**	**3,228**	**(426)**	**5,217**
Income from unconsol. affiliates	**5,008**		**5,008**			
Minority interest	**222**		**183**			**39**
Debt expense	**(70,736)**	**3,435**	**(28,158)**	**(20,984)**	**(22,622)**	**(2,407)**
Income tax expense	**(102,563)**		**(69,126)**	**(13,113)**	**(17,746)**	**(2,578)**
Income before accounting change	**179,196**		**121,103**	**20,516**	**30,302**	**7,275**

Cumulative effect of accounting change for asset retirement obligations	**(5,580)**		**(5,113)**	**(334)**	**(133)**	
Net income	**$173,616**		**$115,990**	**$20,182**	**$30,169**	**$7,275**
Identifiable assets	**$3,309,055**		**$1,612,208**	**$884,478**	**$746,535**	**$65,834**
Investment in unconsol. affiliates	**36,393**		**36,393**			
Capital expenditures	**335,416**		**238,131**	**71,523**	**22,354**	**3,408**
2002						
Revenues						
From unaffiliated customers	$1,200,667		$522,476	$593,835	$66,275	$18,081
From affiliated companies		($217,067)	106,647	1,676	76,600	32,144
	1,200,667	(217,067)	629,123	595,511	142,875	50,225
Operating expenses						
Cost of natural gas and other products Sold	395,742	(183,051)	202,132	370,294		6,367
Operating and maintenance	284,317	(32,340)	131,598	105,544	49,593	29,922
Depreciation, depletion and amortization	184,952		117,446	39,771	22,149	5,586
Exploration	6,086		6,086			
Abandonment and impairment of gas and oil and other properties	11,183		11,183			
Other taxes and expenses	44,192	(1,676)	30,234	9,548	4,948	1,138
Total operating expenses	926,472	(217,067)	498,679	525,157	76,690	43,013
Operating income	274,195		130,444	70,354	66,185	7,212
Interest and other income	56,667	(6,058)	50,894	2,329	515	8,987
Income from unconsol. affiliates	11,777		3,977		7,800	
Minority interest	501		484			17
Debt expense	(81,121)	6,058	(34,705)	(22,495)	(23,995)	(5,984)
Income-tax expense	(91,126)		(53,165)	(17,789)	(17,897)	(2,275)
Income before accounting change	170,893		97,929	32,399	32,608	7,957
Cumulative effect of accounting change for goodwill	(15,297)					(15,297)
Net income (loss)	$155,596		$97,929	$32,399	$32,608	($7,340)
Identifiable assets	$3,067,850		$1,415,871	$831,411	$744,855	$75,713
Investment in unconsol. affiliates	23,617		23,617			
Capital expenditures	357,800		189,360	69,405	95,098	3,937
2001						
Revenues						
From unaffiliated customers	$1,439,350		$645,867	$701,150	$49,402	$42,931
From affiliated companies		($209,891)	100,530	2,963	75,491	30,907
	1,439,350	(209,891)	746,397	704,113	124,893	73,838
Operating expenses						
Cost of natural gas and other products Sold	675,011	(175,811)	324,124	498,545		28,153
Operating and maintenance	270,355	(31,195)	112,087	103,427	47,244	38,792
Depreciation, depletion and amortization	151,735		92,678	35,030	15,407	8,620
Exploration	6,986		6,986			
Abandonment and impairment of gas and oil properties	5,171		5,171			
Other taxes and expenses	55,985	(2,885)	46,010	8,729	2,920	1,211
Total operating expenses	1,165,243	(209,891)	587,056	645,731	65,571	76,776
Operating income (loss)	274,107		159,341	58,382	59,322	(2,938)
Interest and other income	35,298	(12,034)	17,259	5,158	5,950	18,965
Income (loss) from unconsol. affiliates	159		1,265		(1,106)	
Minority interest	1,725		359			1,366

Debt expense	(64,833)	12,034	(22,872)	(23,777)	(16,908)	(13,310)
Income tax expense	(88,270)		(54,218)	(13,890)	(17,517)	(2,645)
Net income	$158,186		$101,134	$25,873	$29,741	$1,438
Identifiable assets	$3,244,496		$1,516,022	$833,268	$775,659	$119,547
Investment in unconsol. affiliates	144,928		23,829		121,099	
Capital expenditures	984,086		638,507	78,791	256,703	10,085

Market Resources had subsidiaries that conducted gas and oil exploration and production activities in western Canada. These subsidiaries were sold in the fourth quarter of 2002. Canadian operations reported revenues, measured in U.S. dollars, totaling $21.7 million and $38.5 million for the years ended December 31, 2002, and 2001, respectively.

Note 19 – Quarterly Financial and Stock-Price Information (Unaudited)

Following is a summary of quarterly financial and stock-price data:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
	(dollars in thousands, except per-share amounts)				
2003					
Revenues	**$469,804**	**$270,669**	**$273,503**	**$449,212**	**$1,463,188**
Operating income	**127,875**	**45,895**	**58,845**	**107,215**	**339,830**
Income before accounting change	**70,202**	**20,272**	**28,691**	**60,031**	**179,196**
Net income	**64,622**	**20,272**	**28,691**	**60,031**	**173,616**
Basic earnings per common share					
Income before accounting change	**$0.86**	**$0.24**	**$0.35**	**$0.72**	**$2.17**
Net income	**0.79**	**0.24**	**0.35**	**0.72**	**2.10**
Diluted earnings per common share					
Income before accounting change	**$0.84**	**$0.24**	**$0.34**	**$0.71**	**$2.13**
Net income	**0.77**	**0.24**	**0.34**	**0.71**	**2.06**
Dividends per common share	**0.185**	**0.185**	**0.205**	**0.205**	**0.78**
Market price per common share					
High	**$29.85**	**$34.12**	**$33.99**	**$35.50**	**$35.50**
Low	**26.04**	**29.35**	**30.11**	**30.75**	**26.04**
Close	**$29.57**	**$33.47**	**$30.81**	**$35.15**	**$35.15**
Price-earnings ratio on closing price					**17.1**
Annualized dividend yield on closing price	**2.5%**	**2.2%**	**2.7%**	**2.3%**	**2.2%**
Market-to-book ratio on closing price					**2.32**
Average number of common shares traded per day (000)	**220**	**266**	**211**	**228**	**231**

2002					
Revenues	$402,533	$224,614	$190,670	$382,850	$1,200,667
Operating income	90,205	53,391	46,179	84,420	274,195
Income before accounting change	50,152	29,371	23,357	68,013	170,893
Net income	34,855	29,371	23,357	68,013	155,596
Basic earnings per common share					
Income before accounting change	$0.62	$0.36	$0.28	$0.83	$2.09
Net income	0.43	0.36	0.28	0.83	1.90
Diluted earnings per common share					
Income before accounting change	$0.61	$0.36	$0.28	$0.82	$2.07
Net income	0.42	0.36	0.28	0.82	1.88
Dividends per common share	0.18	0.18	0.18	0.185	0.725
Market price per common share					
High	$25.84	$29.45	$25.61	$28.39	$29.45
Low	21.40	23.65	18.01	21.41	18.01
Close	$25.71	$24.70	$22.84	$27.82	$27.82
Price-earnings ratio on closing price					14.8
Annualized dividend yield on closing price	2.8%	2.9%	3.2%	2.7%	2.7%
Market-to-book ratio on closing price					2.00
Average number of common shares traded per day (000)	250	261	230	231	243
2001					
Revenues	$562,638	$285,138	$225,142	$366,432	$1,439,350
Operating income	110,386	49,049	47,045	67,627	274,107
Net income	69,260	24,503	21,842	42,581	158,186
Basic earnings per common share	$0.86	$0.30	$0.27	$0.52	$1.95
Diluted earnings per common share	0.85	0.30	0.27	0.52	1.94
Dividends per common share	0.175	0.175	0.175	0.18	0.705
Market price per common share					
High	$29.95	$33.75	$25.12	$25.48	$33.75
Low	26.35	24.00	18.58	19.60	18.58
Close	$27.40	$24.76	$20.18	$25.05	$25.05
Price-earnings ratio on closing price					12.9
Annualized dividend yield on closing price	2.6%	2.8%	3.5%	2.8%	2.8%
Market-to-book ratio on closing price					1.89
Average number of common shares traded per day (000)	221	314	275	199	252

Note 20 – Supplemental Gas and Oil Information (Unaudited)

The Company uses the successful-efforts accounting method for its gas and oil exploration and development activities and for cost-of-service gas and oil properties managed and developed by Wexpro.

Nonregulated Activities

This information pertains to nonregulated gas and oil activities. Cost-of-service activities are presented in a separate section of this note.

Gas and Oil Exploration and Development Activities

The following information is provided with respect to Questar's gas and oil exploration and development activities, which are located exclusively in the United States. The Company sold its Canadian subsidiary in the fourth quarter of 2002.

Capitalized Costs

The aggregate amounts of costs capitalized for gas and oil exploration and development activities and the related amounts of accumulated depreciation, depletion and amortization are shown below. Future abandonment costs associated with asset-retirement obligations amounted to $23.5 million at December 31, 2003, and are included in proved properties.

	December 31,	
	2003	2002
	(in thousands)	
Proved properties	**$1,315,330**	$1,103,686
Unproved properties	**95,208**	131,817
Support equipment and facilities	**22,569**	29,571
	1,433,107	1,265,074
Accumulated depreciation, depletion and Amortization	**501,825**	424,392
	$ 931,282	$840,682

Costs Incurred

The costs incurred in gas and oil exploration and development activities are displayed in the table below. The costs incurred to develop booked proved-undeveloped reserves amounted to $55.3 million, $51.1 million and $20.7 million in 2003, 2002 and 2001, respectively.

	2003	2002		
		U.S.	Canada	Total
			(in thousands)	
Property acquisition				
Unproved	**$ 3,779**	$1,092	$119	$1,211
Proved	**1,039**	45		45
Exploration	**13,521**	10,372	627	10,999
Development	**155,226**	121,763	3,268	125,031
Development asset-retirement obligations	**1,616**			
	$175,181	$133,272	$4,014	$137,286

	2001		
	U.S.	Canada	Total
		(in thousands)	
Property acquisition			
Unproved	$1,309	$318	$1,627
Proved	303,757		303,757
Exploration	14,063	1,755	15,818
Development	130,638	5,256	135,894
	$449,767	$7,329	$457,096

Results of Operations

Following are the results of operations of Market Resources' gas and oil exploration and development activities, before corporate overhead and interest expenses.

	2003	2002		
		U.S.	Canada	Total
			(in thousands)	
Revenues				
From unaffiliated customers	**$343,894**	$249,239	$21,694	$270,933
From affiliates		1,172		1,172
Total revenues	**343,894**	250,411	21,694	272,105
Production expenses	**76,380**	62,625	6,924	69,549
Exploration	**4,498**	5,459	627	6,086
Depreciation, depletion and amortization	**88,901**	81,473	7,415	88,888
Accretion expense (asset-retirement obligations)	**1,852**			
Abandonment and impairment of gas, oil and related properties	**4,151**	11,030	153	11,183
Total expenses	**175,782**	160,587	15,119	175,706
Revenues less expenses	**168,112**	89,824	6,575	96,399
Income taxes - Note A	**61,698**	27,247	4,228	31,475
Results of operations before corporate overhead, interest expenses and cumulative effect of accounting change	**106,414**	62,577	2,347	64,924
Cumulative effect of accounting change for asset retirement obligations	**(4,550)**			
Results of operations before corporate overhead and interest expenses	**$101,864**	$62,577	$2,347	$64,924

	2001		
	U.S.	Canada	Total
		(in thousands)	
Revenues			
From unaffiliated customers	$242,081	$38,495	$280,576
From affiliates	807		807
Total revenues	242,888	38,495	281,383
Production expenses	62,646	8,106	70,752
Exploration	5,236	1,785	7,021
Depreciation, depletion and amortization	58,537	12,064	70,601
Abandonment and impairment of gas and oil properties	3,571	1,600	5,171
Total expenses	129,990	23,555	153,545
Revenues less expenses	112,898	14,940	127,838
Income taxes - Note A	37,348	9,323	46,671
Results of operations before corporate overhead and interest expenses	$75,550	$5,617	$81,167

Note A – Income-tax expenses have been reduced by nonconventional fuel-tax credits of $4.9 million in 2002 and $5 million in 2001. The availability of these credits ended after December 31, 2002.

Estimated Quantities of Proved Gas and Oil Reserves

The table below shows the estimated proved reserves owned by the Company. Estimates of U.S. reserves were prepared by Ryder Scott Company, H.J. Gruy and Associates, Inc., and Netherland, Sewell & Associates, independent reservoir engineers. Reserve estimates are based on a complex and highly interpretive process that is subject to continuous revision as additional production and development-drilling information becomes available. The quantities reported below are based on existing economic and operating conditions at December 31. All gas and oil reserves reported were located in the United States and Canada. Canadian properties were sold in the fourth quarter of 2002. The Company does not have any long-term supply contracts with foreign governments or reserves of equity investees.

	Natural Gas			Oil		
	United States	Canada	Total	United States	Canada	Total
		(MMcf)			(Mbbl)	
Proved Reserves						
Balance at January 1, 2001	579,833	60,056	639,889	11,316	3,718	15,034
Revisions of estimates	(36,528)	1,341	(35,187)	(1,950)	(21)	(1,971)
Extensions and discoveries	175,423	7,144	182,567	1,515	340	1,855
Purchase of reserves in place	300,353		300,353	19,185		19,185
Sale of reserves in place	(19,072)		(19,072)	(531)		(531)
Production	(63,862)	(6,712)	(70,574)	(1,797)	(703)	(2,500)
Balance at December 31, 2001	936,147	61,829	997,976	27,738	3,334	31,072
Revisions of estimates	(108,570)	701	(107,869)	(800)	122	(678)
Extensions and discoveries	240,872	1,712	242,584	2,812	26	2,838
Purchase of reserves in place	42		42			
Sale of reserves in place	(43,220)	(59,433)	(102,653)	(270)	(3,028)	(3,298)
Production	(74,865)	(4,809)	(79,674)	(2,310)	(454)	(2,764)
Balance at December 31, 2002	950,406		950,406	27,170		27,170
Revisions of estimates	**14,057**		**14,057**	**445**		**445**
Extensions and discoveries	**111,575**		**111,575**	**1,285**		**1,285**
Purchase of reserves in place	**2,098**		**2,098**	**8**		**8**
Sale of reserves in place	**(152)**		**(152)**	**(3)**		**(3)**
Production	**(78,811)**		**(78,811)**	**(2,324)**		**(2,324)**
Balance of December 31, 2003	**999,173**		**999,173**	**26,581**		**26,581**
Proved-Developed Reserves						
Balance at January 1, 2001	434,122	55,623	489,745	9,696	3,077	12,773
Balance at December 31, 2001	534,761	53,036	587,797	19,417	2,566	21,983
Balance at December 31, 2002	540,333		540,333	19,942		19,942
Balance at December 31, 2003	**612,181**		**612,181**	**20,504**		**20,504**

Standardized Measure of Future Net Cash Flows Relating to Proved Reserves

Future net cash flows were calculated at December 31 using year-end prices and known contract-price changes. The year-end prices do not include any impact of hedging activities. The average year-end price per Mcf of proved natural gas reserves was $5.57 in 2003, $3.34 in 2002 and $2.19 in 2001. The average year-end price per barrel of proved oil and NGL reserves combined was $30.45 in 2003, $28.46 in 2002 and $18.38 in 2001. Year-end production costs, development costs and appropriate statutory income tax rates, with consideration of future tax rates already legislated, were used to compute the future net cash flows. The statutes allowing income-tax credits for nonconventional fuels expired for production after December 31, 2002. All cash flows were discounted at 10% to reflect the time value of cash flows, without regard to the risk of specific properties. The estimated future costs to develop booked proved-undeveloped reserves are $80.7 million, $91.1 million and $91.6 million in 2004, 2005 and

2006, respectively. At the end of this three-year period we expect to have evaluated about 80% of the current booked proved-undeveloped reserves.

The assumptions used to derive the standardized measure of future net cash flows are those required by accounting standards and do not necessarily reflect the Company's expectations. The usefulness of the standardized measure of future net cash flows is impaired because of the reliance on reserve estimates and production schedules that are inherently imprecise.

Management considers a number of factors when making investment and operating decisions. They include estimates of probable and proved reserves, and varying price and cost assumptions considered more representative of a range of anticipated economic conditions.

Year ended December 31,	**2003**	2002	2001 U.S.	2001 Canada	2001 Total
			(in thousands)		
Future cash inflows	**$6,378,076**	$3,951,706	$2,541,716	$192,762	$2,734,478
Future production costs	**(1,403,893)**	(1,049,205)	(798,431)	(58,643)	(857,074)
Future development costs	**(338,245)**	(326,169)	(266,097)	(3,421)	(269,518)
Future asset-retirement obligations	**(96,187)**				
Future income tax expenses	**(1,514,814)**	(768,402)	(392,152)	(38,767)	(430,919)
Future net cash flows	**3,024,937**	1,807,930	1,085,036	91,931	1,176,967
10% annual discount to reflect timing of net cash flows	**(1,494,924)**	(908,304)	(536,876)	(35,789)	(572,665)
Standardized measure of discounted future net cash flows	**$1,530,013**	$899,626	$548,160	$56,142	$604,302

The principal sources of change in the standardized measure of discounted future net cash flows were:

	Year ended December 31, **2003**	2002	2001
	(in thousands)		
Beginning balance	**$ 899,626**	$604,302	$1,717,688
Sales of gas and oil produced, net of production costs	**(267,514)**	(202,556)	(210,631)
Net changes in prices and production costs	**820,919**	535,840	(1,978,853)
Extensions and discoveries, less related costs	**235,891**	298,082	133,866
Revisions of quantity estimates	**33,092**	(128,917)	(31,451)
Purchase of reserves in place	**1,039**	45	303,757
Sale of reserves in place	**(8,610)**	(126,485)	(41,225)
Change in future development	**7,448**	(12,128)	(70,979)
Accretion of discount	**89,963**	60,430	171,769
Net change in income taxes	**(345,600)**	(138,387)	775,013
Change in production rate	**21,091**	(11,229)	(125,725)
Asset-retirement obligations and other	**42,668**	20,629	(38,927)
Net change	**630,387**	295,324	(1,113,386)
Ending balance	**$1,530,013**	$899,626	$604,302

Cost-of-Service Activities

The following information is provided with respect to cost-of-service gas and oil properties managed and developed by Wexpro and regulated by the Wexpro Agreement. Information on the standardized measure of future net cash flows has not been included for cost-of-service activities because the operations of and return on investment for such properties are regulated by the Wexpro Agreement.

Capitalized Costs

Capitalized costs for cost-of-service gas and oil properties net of the related accumulated depreciation and amortization are shown below. Future abandonment costs associated with asset-retirement obligations amounted to $8.2 million at December 31, 2003.

	December 31,		
	2003	2002	2001
	(in thousands)		
Wexpro	**$233,947**	$204,157	$198,373
Questar Gas	**17,194**	18,915	20,991
	$251,141	$223,072	$219,364

Costs Incurred

Costs incurred by Wexpro for cost-of-service gas and oil producing activities were $36.6 million, including $295,000 associated with asset-retirement obligation in 2003, $26.7 million in 2002 and $58.5 million in 2001.

Results of Operations

Following are the results of operations of the Wexpro's cost-of-service gas and oil-development activities, before corporate overhead and interest expenses.

	Year ended December 31,		
	2003	2002	2001
	(in thousands)		
Revenues			
From unaffiliated companies	**$ 13,006**	$8,699	$12,465
From affiliates – Note A	**101,596**	94,827	88,936
Total revenues	**114,602**	103,526	101,401
Production expenses	**32,341**	23,032	33,016
Depreciation and amortization	**20,169**	20,475	15,051
Accretion expense (asset-retirement obligations)	**183**		
Total expenses	**52,693**	43,507	48,067
Revenues less expenses	**$61,909**	$60,019	$53,334
Income taxes	**22,252**	21,572	19,181
Results of operations before corporate overhead, interest expenses and cumulative effect of accounting change	**39,657**	38,447	34,153
Cumulative effect of accounting change for asset-retirement obligations	**(563)**		
Results of operations before corporate overhead and interest expense	**$39,094**	$38,447	$34,153

Note A – Primarily represents revenues received from Questar Gas pursuant to the Wexpro Agreement.

Estimated Quantities of Cost-of-Service Proved Gas and Oil Reserves

The following estimates were made by the Company's reservoir engineers.

	Natural Gas (MMcf)	Oil (Mbbl)
Proved Reserves		
Balance at January 1, 2001	379,011	3,448
Revisions of estimates	(11,465)	275
Extensions and discoveries	76,042	479
Production	(37,907)	(515)
Balance at December 31, 2001	405,681	3,687
Revisions of estimates	(658)	(122)
Extensions and discoveries	56,085	675
Production	(41,208)	(501)
Balance at December 31, 2002	419,900	3,739
Revisions of estimates	**24,273**	**103**
Extensions and discoveries	**30,286**	**187**
Production	**(40,088)**	**(449)**
Balance at December 31, 2003	**434,371**	**3,580**
Proved-Developed Reserves		
Balance at January 1, 2001	362,748	3,318
Balance at December 31, 2001	400,461	3,640
Balance at December 31, 2002	395,821	3,481
Balance at December 31, 2003	**406,144**	**3,330**

QUESTAR CORPORATION AND SUBSIDIARIES
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS

December 31, 2003
(in thousands)

Column A Description	Column B Beginning Balance	Column C Amounts charged to expense	Column D Deductions for accounts written off	Column E Ending Balance
Year Ended December 31, 2003				
Allowance for bad debts	**$7,073**	**$3,686**	**$4,065**	**$6,694**
Year Ended December 31, 2002				
Allowance for bad debts	6,311	7,886	7,124	7,073
Year Ended December 31, 2001				
Allowance for bad debts	3,470	8,634	5,793	6,311

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

The Company has not changed its independent auditors or had any disagreements with them concerning accounting matters and financial statement disclosures within the last 24 months.

ITEM 9A. CONTROLS AND PROCEDURES.

Messrs. Keith O. Rattie and S.E. Parks, as the Company's Chief Executive Officer and Chief Financial Officer, respectively, conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2003. Based on that evaluation, they concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. There were no significant changes in internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the fourth quarter of 2003 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information requested in this item concerning Questar's directors is presented in the Company's definitive Proxy Statement under the section entitled "Election of Directors" and is incorporated herein by reference. A copy of the definitive Proxy Statement will be filed with the Securities and Exchange Commission on or about April 5, 2004.

Information about the Company's executive officers can be found in *Part I, Item 1. Business*, of this report.

Information concerning compliance with Section 16(a) of the Exchange Act, is presented in the Company's definitive Proxy Statement dated April 5, 2004, under the section entitled "Section 16(a) Compliance" and is incorporated herein by reference.

The Company has a Business Ethics Policy that applies to all of its directors, officers (including its Chief Executive Officer and Chief Financial Officer) and employees. Questar has posted the Business Ethics Policy on its website, www.questar.com. Any waiver of the Business Ethics Policy for executive officers must be approved only by the Company's Board of Directors. Questar will post on its website any amendments to or waivers of the Business Ethics Policy that apply to executive officers.

ITEM 11. EXECUTIVE COMPENSATION.

The information requested in this item is presented in Questar's definitive Proxy Statement for the Company's 2004 annual meeting, under the sections entitled "Executive Compensation" and "Election of Directors" and is incorporated herein by reference. The sections of the Proxy Statement labeled "Committee Report on Executive Compensation" and "Cumulative Total Shareholder Return" are expressly not incorporated into this report.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information requested in this item for certain beneficial owners is presented in Questar's definitive Proxy Statement for the Company's 2004 annual meeting under the section entitled "Security Ownership, Principal Holders" and is incorporated herein by reference. Similar information concerning the securities ownership of directors and executive officers is presented in the definitive Proxy Statement for the Company's 2004 annual meeting under the section entitled "Security Ownership, Directors and Executive Officers" and is incorporated herein by reference.

Finally, information concerning securities authorized for issuance under the Company's equity compensation plans as of December 31, 2003, is presented in the definitive Proxy Statement for the Company's 2004 annual meeting under the section entitled "Equity Compensation Plan Information" and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information requested in this item for related transactions involving the Company's directors and executive officers is presented in the definitive Proxy Statement for the Questar's 2004 annual meeting under the section entitled "Election of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information requested in this item for principal accountant fees and services is presented in the definitive Proxy Statement dated April 5, 2004, for Questar's annual meeting under the section entitled "Audit Committee Report" and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND REPORTS ON FORM 8-K.

Financial statements and financial statement schedules filed as part of this report are listed in the index included in *Item 8. Financial Statements and Supplementary Data* of this report.

(a)(3) Exhibits. The following is a list of exhibits required to be filed as a part of this report in Item 15(c).

Exhibit No.	Description
2.*	Plan and Agreement of Merger dated as of December 16, 1986, by and among the Company, Questar Systems Corporation, and Universal Resources Corporation. (Exhibit No. (2) to Current Report on Form 8-K dated December 16, 1986.)
3.1.*	Restated Articles of Incorporation as amended effective May 19, 1998. (Exhibit No. 3.1. to Form 10-Q Report for Quarter ended June 30, 1998.)
3.2.*	Bylaws as amended effective August 12, 2003. (Exhibit No. 3. to Form 10-Q Report for Quarter Ended June 30, 2003.)
4.1.*[1]	Rights Agreement dated as of February 13, 1996, between the Company and Chemical Mellon Shareholder Services L.L.C. pertaining to the Company's Shareholder Rights Plan. (Exhibit No. 4. to Current Report on Form 8-K dated February 13, 1996.)
4.2.*	Questar Dividend Reinvestment and Stock Purchase Plan. (Exhibit No. 4. to Current Report on Form 8-K dated February 8, 2000.)
10.1.*	Stipulation and Agreement, dated October 14, 1981, executed by Mountain Fuel; Wexpro; the Utah Department of Business Regulations, Division of Public Utilities; the Utah Committee of Consumer Services; and the staff of the Public Service Commission of Wyoming. (Exhibit No. 10(a) to Mountain Fuel Supply Company's Form 10-K Annual Report for 1981.)
10.2.[2]	Questar Corporation Annual Management Incentive Plan, as amended and restated effective February 10, 2004.
10.3.*[2]	Questar Corporation Executive Incentive Retirement Plan, as amended and restated effective May 19, 1998. (Exhibit No. 10.2. to Form 10-Q Report for Quarter Ended June 30, 1998.)

10.4.*[2]	Questar Corporation Long-term Stock Incentive Plan, as amended and restated effective March 1, 2001. (Exhibit No. 10.4. to Form 10-K Annual Report for 2000.)
10.5.[2]	Questar Corporation Executive Severance Compensation Plan, as amended and restated effective February 10, 2004.
10.6.*[2]	Questar Corporation Deferred Compensation Plan for Directors, as amended and restated effective October 26, 2000. (Exhibit No. 10.6. to Form 10-K Annual Report for 2000.)
10.7.*[2]	Questar Corporation Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2003. (Exhibit No. 10.2. to Form 10-Q Report for Quarter Ended June 30, 2003.)
10.8.*[2]	Questar Corporation Stock Option Plan for Directors, as amended and restated effective October 29, 1998. (Exhibit No. 10.10. to Form 10-Q Report for Quarter Ended September 30, 1998.)
10.9.*[2]	Form of Individual Indemnification Agreement dated February 9, 1993 between Questar Corporation and Directors. (Exhibit No. 10.11. to Form 10-K Annual Report for 1992.)
10.10.*[2]	Questar Corporation Deferred Share Plan, as amended and restated effective January 1, 2003. (Exhibit No. 10.3. to Form 10-Q Report for Quarter Ended June 30, 2003.)
10.11.*[2]	Questar Corporation Deferred Compensation Plan, as amended and restated effective January 1, 2003. (Exhibit No. 10.2. to Form 10-Q Report for Quarter Ended June 30, 2003.)
10.12.*[2]	Questar Corporation Directors' Stock Plan as approved May 21, 1996. (Exhibit No. 10.15. to Form 10-Q Report for Quarter ended June 30, 1996.)
10.13.*[2]	Questar Corporation Deferred Share Make-Up Plan as amended and restated effective January 1, 2003. (Exhibit No. 10.4. to Form 10-Q Report for Quarter Ended June 30, 2003.)
10.14.[2]	Questar Corporation Long-term Cash Incentive Plan effective January 1, 2004, subject to the receipt of shareholder approval.
10.15.[2]	Employment Agreement between the Company and Keith O. Rattie effective February 1, 2004.
10.16.[2]	Employment Agreement between the Company and Charles B. Stanley effective February 1, 2004.
10.17.*[2]	Consulting Contract between the Questar Regulated Services Company and D. N. Rose effective May 1, 2003. (Exhibit No. 10.1 to Form 10-Q Report for Quarter Ended March 31, 2003.)
12.	Ratio of earnings to fixed charges.
21.	Subsidiary Information.
23.1.	Consent of Independent Auditors.
23.2.	Consent of Ryder Scott Company, L.P.

23.3.	Consent of Netherland, Sewell & Associates, Inc.
23.4.	Consent of H.J. Gruy and Associates, Inc.
23.5.	Consent of Gilbert Laustsen Jung Associates Ltd.
23.6.	Consent of Sproule Associates Limited
23.7.	Consent of Ryder Scott Company, L.P.
23.8.	Consent of Malkewicz Hueni Associates Inc.
24.	Power of Attorney.
31.1.	Certification signed by Keith O. Rattie, Questar's Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended ("Exchange Act").
31.2.	Certification signed by S.E. Parks, Questar's Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act.
32.	Certification signed by Keith O. Rattie and S.E. Parks, Questar's Chief Executive and Chief Financial Officer, respectively, pursuant to Section 906 of the Sarbanes Oxley Act of 2002.
99.1.	Undertakings for Registration Statements on Form S-3 (No. 33-48168 and No. 333-91728) and on Form S-8 (Nos. 33-4436, 33-15149, 33-40800, 33-40801, 33-48169, 333-04913, 333-04951, 333-67658 and 333-89486).

---

*Exhibits so marked have been filed with the Securities and Exchange Commission as part of the indicated filing and are incorporated herein by reference.

[1]The name of the Rights Agent has been changed to U.S. Bank National Association.

[2]Exhibit so marked is management contract or compensation plan or arrangement.

(b) During the last quarter of 2003, the Company filed a Current Report on 8-K dated October 29, 2003, with a copy of its earnings release for periods ending September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 12th day of March, 2004

QUESTAR CORPORATION
(Registrant)

By /s/Keith O. Rattie
Keith O. Rattie
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/Keith O. Rattie Keith O. Rattie	President and Chief Executive Officer (Principal Executive Officer)
/s/S.E. Parks S.E. Parks	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
*Teresa Beck	Director
*P.S. Baker, Jr.	Director
*R.D. Cash	Director
*P.J. Early	Director
*L. Richard Flury	Director
*J.A. Harmon	Director
*W.W. Hawkins	Director
*Robert E. Kadlec	Director
*Robert E. McKee III	Director
*Gary G. Michael	Director
*Keith O. Rattie	Director
*Harris H. Simmons	Director
*C.B. Stanley	Director

March 12, 2004
Date

*By /s/Keith O. Rattie
Keith O. Rattie, Attorney in Fact

Seven-Year History

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(in thousands)
Revenues	**$1,463,188**	$1,200,667	$1,439,350	$1,266,153	$ 924,219	$ 906,256	$ 936,337
Operating expenses							
Cost of natural gas and other products sold	**542,441**	395,742	675,011	562,229	352,554	367,932	399,941
Operating and maintenance	**309,205**	284,317	270,355	251,477	221,082	208,191	205,723
Exploration	**4,498**	6,086	6,986	7,917	5,321	6,069	4,512
Depreciation,depletion and amortization	**192,382**	184,952	151,735	142,491	132,164	118,745	113,063
Abandonments and impairments of gas, oil and related properties	**4,151**	11,183	5,171	3,418	7,535	15,137	19,288
Other taxes	**70,681**	44,192	55,985	50,654	32,724	36,792	37,370
Total operating expenses	**1,123,358**	926,472	1,165,243	1,018,186	751,380	752,866	779,897
Operating income	**339,830**	274,195	274,107	247,967	172,839	153,390	156,440
Interest and other income	**7,657**	57,168	37,023	39,463	78,700	17,021	22,481
Income (loss) from unconsolidated affiliates	**5,008**	11,777	159	3,996	(4,356)	2,917	4,341
Write-down of investment in partnership					(49,700)		
Debt expense	**(70,736)**	(81,121)	(64,833)	(63,510)	(53,944)	(47,971)	(43,766)
Income taxes	**(102,563)**	(91,126)	(88,270)	(78,439)	(46,687)	(36,047)	(40,866)
Income before cumulative effect	**179,196**	170,893	158,186	149,477	96,852	89,310	98,630
Cumulative effect of change in accounting for goodwill	**(5,580)**	(15,297)					
Net income	**$ 173,616**	$ 155,596	$ 158,186	$ 149,477	$ 96,852	$ 89,310	$ 98,630

CONDENSED CONSOLIDATED BALANCE SHEETS

DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(in thousands)
Assets							
Cash and cash equivalents	**$ 13,905**	$ 21,641	$ 11,300	$ 9,416	$ 8,291	$ 17,489	$ 17,271
Accounts receivable	**258,200**	194,286	212,512	332,318	181,274	177,627	185,911
Fair value of hedging contracts	**3,861**	3,617	55,593				
Gas and oil stored underground	**40,305**	29,666	37,055	30,062	27,360	26,797	19,881
Material and supplies	**12,184**	10,679	12,073	10,472	10,254	11,020	9,187
Other current assets	**16,908**	20,055	24,432	44,754	11,681	13,931	51,671
Total current assets	**345,363**	279,944	352,965	427,022	238,860	246,864	283,921
Property, plant and equipment	**4,502,795**	4,211,551	4,089,407	3,287,134	3,014,418	2,873,166	2,516,673
Less depreciation and amortization	**1,734,266**	1,593,753	1,524,309	1,400,159	1,280,767	1,175,264	1,054,393
Net property, plant and equipment	**2,768,529**	2,617,798	2,565,098	1,886,975	1,733,651	1,697,902	1,462,280
Investment in unconsolidated affiliates	**36,393**	23,617	144,928	34,505	25,269	58,638	29,952
Other assets	**158,770**	146,491	181,505	123,525	186,954	108,136	98,821
	$3,309,055	$3,067,850	$3,244,496	$2,472,027	$2,184,734	$2,111,540	$1,874,974
Liabilities and shareholders' equity							
Short-term loans	**$ 105,500**	$ 49,000	$ 530,246	$ 209,139	$ 144,115	$ 221,100	$ 131,200
Accounts payable and accrued expenses	**269,955**	227,218	227,202	296,953	169,230	209,753	168,941
Fair value of hedging contracts	**52,959**	24,278	5,323				
Current portion of long-term debt	**55,011**	10	1,705	8	7	6,006	6,068
Total current liabilities	**483,425**	300,506	764,476	506,100	313,352	436,859	306,209
Long-term debt, less portion current	**950,189**	1,145,180	997,423	714,537	735,043	615,770	541,986
Other liabilities	**614,176**	483,403	401,816	298,758	241,823	210,159	222,921
Common shareholders' equity	**1,261,265**	1,138,761	1,080,781	952,632	894,516	848,752	803,858
	$3,309,055	$3,067,850	$3,244,496	$2,472,027	$2,184,734	$2,111,540	$1,874,974

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(in thousands)
Operating activities							
Net income	**$173,616**	$155,596	$158,186	$149,477	$96,852	$89,310	$98,629
Depreciation, depletion and amortization	**201,809**	194,369	159,042	148,293	139,124	122,254	114,543
Deferred income taxes and investment tax credits	**80,811**	78,516	33,699	47,355	(1,087)	(7,487)	792
Amortization of restricted stock	**2,041**	1,129	1,945	-	-	-	-
Gain from sales of properties and securities	**525**	(43,683)	(21,765)	(24,739)	(66,962)	(10,616)	(12,957)
Write-down of investment in partnership					49,700		
Abandonments and impairments of gas, oil and other properties	**4,151**	11,183	5,171	3,418	7,535	15,137	22,288
(Income) loss from unconsolidated affiliates, net of cash distributions plus minority interest	**1,808**	1,667	253	(899)	7,671	(360)	(2,540)
Impairment of assets and securities		2,956	1,473				
Cumulative effect of accounting change	**5,580**	15,297					
Change in operating assets and liabilities	**(23,891)**	50,465	39,454	(66,866)	(25,502)	69,767	(23,159)
Net cash provided from operating activities	**446,450**	467,495	377,458	256,039	207,331	278,005	197,596
Investing activities							
Capital expenditures	**(335,416)**	(357,800)	(984,086)	(315,142)	(261,983)	(455,477)	(208,359)
Proceeds from disposition of assets	**10,945**	280,645	49,034	49,540	120,847	52,372	31,041
Net cash used in investing activities	**$(324,441)**	$(77,155)	$(935,052)	$(265,602)	$(141,136)	$(403,105)	$(177,318)
Financing activities							
Common stock	**18,393**	7,557	8,883	(13,779)	(20,451)	7,566	(1,291)
Preferred stock							(4,876)
Long-term debt	**(139,990)**	145,880	287,201	(18,350)	110,004	75,545	(10,432)
Short-term debt	**56,500**	(481,246)	321,107	64,581	(76,985)	89,900	53,400
Cash held in escrow		6,838	(1,010)	31,340	(36,727)		
Other financing	**(110)**	272	716	2,955	3,993	6,361	5,635
Dividends	**(64,538)**	(59,302)	(57,193)	(55,084)	(55,328)	(53,747)	(51,135)
Net cash provided from (used in) financing activities	**$(129,745)**	$(380,001)	$559,704	$11,663	$(75,494)	$125,625	$(8,699)
Foreign currency adjustment		2	(226)	(975)	101	(307)	(11)
Change in cash and cash equivalents	**$ (7,736)**	$10,341	$1,884	$1,125	$ (9,198)	$218	$11,568

COMMON-STOCK INFORMATION

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
Earnings per common share							
Basic							
Income before cumulative effect	**$ 2.17**	$2.09	$1.95	$1.86	$1.17	$1.08	$ 1.20
Cumulative effect	**(.07)**	(.19)					
Net income	**2.10**	1.90	1.95	1.86	1.17	1.08	1.20
Diluted							
Income before cumulative effect	**2.13**	2.07	1.94	1.85	1.17	1.08	1.19
Cumulative effect	**(.07)**	(.19)					
Net income	**2.06**	1.88	1.94	1.85	1.17	1.08	1.19
Dividends per common share	**.780**	.725	.705	.685	.67	.653	.62
Book value per common share	**15.15**	13.88	13.26	11.79	10.99	10.27	9.79
Market price per common share							
High	**35.50**	29.45	33.75	31.88	19.94	22.63	22.38
Low	**26.04**	18.01	18.58	13.56	14.75	15.19	17.13
Close	**$35.15**	$27.82	$25.05	$30.06	$15.00	$19.38	$22.31
Average basic common shares outstanding (in thousands)	**82,697**	81,782	81,097	80,412	82,547	82,365	82,166
Average diluted common shares outstanding (in thousands)	**84,190**	82,573	81,658	80,915	82,676	82,817	82,668
Ending basic common shares outstanding (in thousands)	**83,234**	82,054	81,523	80,818	81,419	82,632	82,142
Price-earnings ratio on closing price (diluted EPS)	**17.1**	14.8	12.9	16.2	12.8	17.9	18.8
Annualized dividend yield on closing price	**2.3%**	2.7%	2.9%	2.3%	4.5%	3.4%	2.8%
Market-to-book ratio on closing price	**2.32**	2.00	1.89	2.55	1.36	1.89	2.28
Dividend payout ratio on income before accounting change	**37.2%**	34.7%	36.2%	36.9%	57.1%	60.2%	51.8%

FINANCIAL RATIOS

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
Return on average common shareholders' equity	**14.5%**	14.0%	15.6%	16.2%	11.1%	10.8%	12.8%
Return on assets	**10.8%**	10.4%	10.9%	12.5%	9.2%	8.7%	10.1%
Pretax interest coverage (times interest earned)	**5.0**	4.2	4.8	4.6	3.7	3.6	4.2
Effective income tax rate	**36.4%**	36.9%	35.8%	34.4%	32.5%	28.8%	29.3%

QUESTAR MARKET RESOURCES

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(dollars in thousands)
Financial highlights							
Revenues	**$ 869,008**	$ 629,123	$ 746,397	$ 742,053	$ 498,311	$ 458,272	$ 523,640
Operating income	**210,345**	130,444	159,341	128,160	69,699	42,138	45,222
Net income	**115,990**	97,929	101,134	77,808	43,888	26,148	35,934
Identifiable assets	**1,612,208**	1,415,871	1,516,022	960,491	777,923	728,953	648,170
Capital expenditures	**238,131**	189,360	638,507	187,359	128,248	248,676	92,310
Operating highlights							
Production volumes							
Natural gas (in million cubic feet)	**78,811**	79,674	70,574	68,963	62,712	51,309	47,442
Oil and natural-gas liquids (in thousand barrels)	**2,324**	2,764	2,500	2,225	2,311	2,340	2,377
Average realized selling (including hedges)							
Natural gas (per thousand cubic feet)	**$ 3.62**	$ 2.58	$ 3.21	$ 2.80	$ 2.00	$ 1.92	$ 1.89
Oil and natural gas-liquids (per barrel)	**23.39**	20.39	19.22	20.50	13.92	12.70	17.77
Energy-marketing volumes (in thousands of equivalent decatherms)	**80,196**	83,816	91,791	105,632	112,982	113,513	142,601
Gas gathering volumes (in thousand decatherms)							
For unaffiliated customers	**114,774**	112,205	91,729	92,969	84,961	72,908	57,586
For Questar Gas	**41,568**	40,685	37,161	36,791	32,050	29,893	28,506
For other affiliated customers	**46,150**	38,136	27,049	25,068	19,659	17,720	17,679
Total gathering	**202,492**	191,026	155,939	154,828	136,670	120,521	103,771
Gathering revenue (per decatherm)	**$ .20**	$ .16	$ .13	$ .13	$ .15	$ .16	$ .21
Lifting cost (per Mcf equivalent)	**.82**	.72	.83	.70	.59	.63	.64
Average DD&A rate for E & P operations (per Mcf equivalent)	**.95**	.91	.83	.78	.71	.74	.68
Five-year average finding cost-nonregulated (per Mcf equivalent)	**.84**	.85	.85	.86	.90	.95	.83
Proved-reserve volumes							
Natural gas (in billion cubic feet)	**999.2**	950.4	998.0	639.9	514.5	488.6	378.7
Oil (in million barrels)	**26.6**	27.2	31.1	15.0	13.9	14.3	15.1
Net leasehold acreage (in thousands)	**1,513**	1,540	1,834	1,790	1,596	1,664	1,507
Field-gathering pipeline mileage	**1,530**	1,411	1,385	1,285	1,400	1,385	1,332

QUESTAR REGULATED SERVICES

Natural Gas Distribution

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(dollars in thousands)
Financial highlights							
Revenues	**$ 620,995**	$ 595,511	$ 704,113	$ 536,762	$ 449,937	$ 476,823	$ 448,223
Operating income	**51,385**	70,354	58,382	56,420	45,313	57,450	58,237
Net income	**20,182**	32,399	25,873	24,163	19,219	27,408	29,014
Identifiable assets	**884,478**	831,411	833,268	830,889	722,290	699,727	601,720
Capital expenditures	**71,523**	69,405	78,791	65,767	68,447	76,328	65,375
Operating highlights							
Natural gas volumes (in thousand decatherms)							
Residential and commercial sales	**84,393**	90,796	83,650	83,373	82,201	83,231	85,747
Industrial sales	**9,613**	10,729	10,684	10,314	9,823	9,681	9,523
Transportation for industrial customers	**38,341**	46,459	54,624	54,836	51,643	55,461	51,313
Total deliveries	**132,347**	147,984	148,958	148,523	143,667	148,373	146,583
Natural gas revenue (per decatherm)							
Residential and commercial sales	**$ 6.55**	$ 5.75	$ 7.39	$ 5.60	$ 4.83	$ 5.11	$ 4.66
Industrial sales	**4.71**	4.15	5.26	3.78	2.95	3.05	2.57
Transportation for industrial customers	**.19**	.16	.13	.13	.13	.12	.13
System gas cost (per decatherm)	**$ 4.13**	$ 3.14	$ 4.92	$ 3.54	$ 2.61	$ 2.57	$ 2.62
Colder (warmer) than normal	**(7%)**	8%	(1%)	(2%)	(4%)	(2%)	(3%)
Average temperature adjusted usage per customer (dth)	**118.9**	117.4	119.3	125.0	127.4	130.7	141.0
Customers at December 31	**770,494**	750,128	731,900	704,629	686,317	663,392	641,696
Distribution main-and-service line mileage	**23,323**	22,579	22,593	21,448	20,696	19,976	19,256
Natural gas reserves-cost-of-service (in billion cubic feet)	**434.4**	419.9	405.7	379.0	353.7	340.1	337.2

Natural Gas Transmission

YEAR ENDED DECEMBER 31,	2003	2002	2001	2000	1999	1998	1997
							(dollars in thousands)
Financial highlights							
Revenues	**$ 156,838**	$ 142,875	$ 124,893	$ 119,076	$ 112,160	$ 108,557	$ 105,437
Operating income	**71,096**	66,185	59,322	56,853	54,395	53,198	50,490
Net income (loss)	**30,169**	32,608	29,741	29,825	(8,391)	27,891	26,568
Identifiable assets	**746,535**	744,855	775,659	538,855	517,981	556,226	410,481
Capital expenditures	**22,354**	95,098	256,703	43,035	50,424	114,318	32,596
Operating highlights							
Natural gas volumes (in thousand decatherms)							
Transportation							
For unaffiliated customers	**256,099**	245,119	195,610	158,604	135,886	120,747	116,215
For Questar Gas	**105,720**	111,692	110,259	108,183	105,499	107,501	110,311
For other affiliated customers	**26,224**	6,044	6,892	8,370	12,153	26,878	37,797
Total transportation	**388,043**	362,855	312,761	275,157	253,538	255,126	264,323
Transportation revenue (per decatherm)	**$ .27**	$ .26	$ .25	$ .26	$ .28	$ .28	$ .26
Transmission pipeline mileage	**2,483**	2,466	1,840	1,734	1,734	1,726	1,763
Clay Basin storage capacity (in billion cubic feet)	**51.4**	51.4	51.4	51.4	51.4	51.4	46.3

CORPORATE INFORMATION

History

Questar Corporation was organized as an investor-owned, integrated-energy holding company on Oct. 2, 1984. Its origins date to 1929 when predecessor companies constructed a natural gas pipeline from southwestern Wyoming to Utah markets. In 1935 various holdings were consolidated under the name Mountain Fuel Supply Company, which was the parent company until 1984. With the creation of Questar, Mountain Fuel became a wholly owned natural gas-distribution subsidiary. In 1996, Questar restructured itself into two primary business units: Market Resources, which conducts nonregulated activities, such as oil and gas exploration and production, and Regulated Services, comprising regulated retail gas distribution and interstate gas-transmission and storage functions.

Common Stock

83.2 million shares issued and outstanding, without par value. Listed on the New York Stock Exchange—ticker symbol: STR.

Transfer and Paying Agent

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433

Co-Transfer Agent

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Dividend Reinvestment and Stock-Purchase Plan

Common stock may be purchased directly from the company. A one-time $10 fee is charged to establish an account. Shareholders may also reinvest dividends to purchase additional shares of common stock. A prospectus is available upon request to:

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5885 or
800-729-6788 (toll-free)
e-mail: shareholder@questar.com

Annual Meeting

The 2004 Annual Meeting of Shareholders will be held at 8 a.m. Tuesday, May 18, at 1140 West 2nd South, Salt Lake City, Utah.

Form 10-K

The Form 10-K—an annual report of company operations filed with the Securities and Exchange Commission—is available online at www.sec.gov, or by request from:

Connie C. Holbrook
Senior vice president, general counsel and corporate secretary

Questar Corporation
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5202
e-mail: connie.holbrook@questar.com

Corporate Website

Other corporation information is available online at www.questar.com.

Shareholder Records

Questar Corporation
Shareholder Services
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 800-729-6788
e-mail: shareholder@questar.com

Analyst Contact

Stephen E. Parks
Senior vice president and chief financial officer
Tel. 801-324-5497
or
Martin H. Craven
Treasurer and
director of investor relations
Tel. 801-324-5077
e-mail: martin.craven@questar.com

Media Contact

R. Curtis Burnett
Vice president, public affairs
Tel. 801-324-5647
e-mail: curt.burnett@questar.com

Auditors

Ernst & Young LLP
Certified Public Accountants
60 East South Temple,
Suite 800
Salt Lake City, UT 84111

Counsel

Skadden, Arps, Slate,
Meager & Flom
919 Third Ave.
New York, NY 10022

Principal Offices

Questar Corporation
180 East 100 South
P.O. Box 45433
Salt Lake City, UT 84145-0433
Tel. 801-324-5000

Questar Regulated Services,
Questar Gas Company,
Questar Pipeline Company,
Questar Energy Services
180 East 100 South
P.O. Box 45360
Salt Lake City, UT 84145-0360
Tel. 801-324-5555

Questar Market Resources,
Questar Exploration and
Production Company,
Wexpro Company,
Questar Energy Trading
Company, and Questar
Gas Management Company
180 East 100 South
P.O. Box 45601
Salt Lake City, UT 84145-0601
Tel. 801-324-2600

MANAGEMENT COMMITTEE

Brent L. Adamson (52)
Vice president, ethics, compliance and audit; formerly director of auditing and compliance officer, and senior auditor; 28 years of service; Certified Internal Auditor and Certified Fraud Examiner; bachelor's degree in accounting and master's degree in business administration from the University of Utah.

Alan K. Allred (53)
Executive vice president; president and chief operating officer, Questar Regulated Services; formerly senior vice president, Questar Regulated Services; also has been responsible for corporate planning, state and federal regulatory activities, gas supply and control, marketing and business development; 25 years of service; bachelor's degree in finance from Utah State University and master's degree in systems management from the University of Southern California.

Connie C. Holbrook (57)
Senior vice president, general counsel and corporate secretary; formerly secretary, assistant secretary and staff attorney, Mountain Fuel; 28 years of service; bachelor's degree in history from Brigham Young University and doctorate in law from the University of Utah.

Stephen E. Parks (52)
Senior vice president and chief financial officer; formerly treasurer and director of auditing; 29 years of service; bachelor's degree in accounting and master's degree in business administration from the University of Utah.

Keith O. Rattie (50)
Chairman, president and chief executive officer; joined Questar in 2001; previously senior vice president of Coastal Corp. and president and chief executive officer of a wholly owned Coastal subsidiary, Coastal Gas Services Co.; formerly general manager of Chevron Corp.'s international gas unit and held other Chevron engineering and management positions; bachelor's degree in electrical engineering from the University of Washington and master's degree in business administration from St. Mary's College (California).

Glenn H. Robinson (54)
Vice president and chief information officer; president and chief executive officer of Questar InfoComm; president, Interstate Land; formerly vice president and controller for Questar Regulated Services, and vice president of marketing and manager of corporate development for Mountain Fuel; 28 years of service; bachelor's degree in economics from Utah State University and master's degree in business administration from the University of Utah.

Charles B. Stanley (45)
Executive vice president; president and chief executive officer, Questar Market Resources; joined Questar in 2002; previously president, chief executive officer and director for both El Paso Oil & Gas Canada and Coastal Gas International Co., vice president, international exploration and development, Maxus Energy Corp., explorationist, frontier and international division, British Petroleum Co.; bachelor's and master's degrees in geology from Virginia Polytechnic Institute and State University.

Officers

Corporate

Keith O. Rattie
President and chief executive officer

Alan K. Allred
Executive vice president

Charles B. Stanley
Executive vice president

Connie C. Holbrook
Senior vice president, general counsel and corporate secretary

Stephen E. Parks
Senior vice president and chief financial officer

Brent L. Adamson
Vice president, ethics, compliance and audit

R. Curtis Burnett (57)
Vice president, public affairs

Glenn H. Robinson
Vice president and chief information officer

Ruland J. Gill (58)
Assistant vice president, government relations

Martin H. Craven (51)
Treasurer and director of investor relations

Regulated Services

Questar Regulated Services, Questar Gas, Questar Pipeline, Questar Energy Services, Consonus

Alan K. Allred
President and chief executive officer

David M. Curtis (48)
Vice president and controller

Ronald W. Jibson (51)
Vice president, operations

Kelly B. Maxfield (50)
Vice president, IT and administration

Shahab Saeed (44)
Vice president

Market Resources

Questar Exploration and Production, Questar Gas Management, Questar Energy Trading, Wexpro

Charles B. Stanley
President and chief executive officer

Melvin L. Owen (53)
Vice president, administrative services

Jay B. Neese (45)
Vice president, operations, Questar Exploration and Production

James R. Livsey (50)
Vice president and general manager, Wexpro

Questar InfoComm

Glenn H. Robinson
President and chief executive officer

BOARD OF DIRECTORS

      

Phillips S. Baker Jr. | Teresa Beck | R. Don Cash | Patrick J. Early | L. Richard Flury | James A. Harmon | W. Whitley Hawkins

Phillips S. Baker Jr. *(44)*
President, chief executive officer and director, Hecla Mining Company; former vice president and chief financial officer, Battle Mountain Gold Company; appointed as a Questar director in February 2004 to fill the remainder of a term; member of Finance and Audit Committee.

Teresa Beck *(49)*
Former president and chief financial officer, American Stores; director, Textron Inc., Albertson's Inc. and Lexmark International Inc.; trustee, Intermountain Health Care, The Children's Center, The Nature Conservancy of Utah and the University of Utah's David Eccles School of Business; Questar director since 1999; member of Finance and Audit, Management Performance and Corporate Governance/Nominating committees.

R. Don Cash *(61)*
Retired chairman, president and chief executive officer, Questar Corp.; director, Zions Bancorporation, National Fuel Gas Company, Texas Tech Foundation Inc. and Associated Electric and Gas Insurance Services Ltd.; Questar director since 1977.

Patrick J. Early *(71)*
Retired vice chairman, Amoco Corp.; Amoco director for six years; Questar director since 1995; chairman, Management Performance Committee and member of Corporate Governance/Nominating and Executive committees.

L. Richard Flury *(56)*
Retired chief executive, gas and power, BP plc; former chief executive, worldwide exploration and production, Amoco; director, Chicago Bridge and Iron Company N.V.; trustee, Thunderbird – The American Graduate School of International Management; Questar director since 2002; member of Finance and Audit and Corporate Governance/Nominating committees.

James A. Harmon *(68)*
Questar director from 1976 to 1997; resigned to serve as chairman and president of the Export-Import Bank of the United States; reappointed Questar director in 2001; former chairman, chief executive officer and senior chairman, Wertheim Schroder & Company; owns Harmon and Company, an investment-banking firm; member of Finance and Audit and Management Performance committees.

W. Whitley Hawkins *(72)*
Retired president and chief operating officer, Delta Air Lines; owns HBI Inc., a chemical-coating manufacturer; advisor, SunTrust Bank and International Airline Passengers Association; Questar director since 1991; chairman, Corporate Governance/Nominating Committee and member of Management Performance and Executive committees.

     

Robert E. Kadlec | Robert E. McKee III | Gary G. Michael | Keith O. Rattie | Harris H. Simmons | Charles B. Stanley

Robert E. Kadlec *(70)*
Retired president and chief executive officer, BC Gas Inc.; owns Bentley Capital Corp., a venture-capital firm; director, International Forest Products, Eaton Power Corporation and Vancouver International Airport Authority; trustee, Vancouver Police Foundation; Questar director since 1987; chairman, Executive Committee and member of Finance and Audit and Management Performance committees.

Robert E. McKee III *(57)*
Senior advisor for the occupying Coalition Provisional Authority in Iraq to assist with the rebuilding of its oil industry; retired executive vice president, exploration, ConocoPhillips and Conoco; former senior vice president, DuPont; director, American Petroleum Institute; member, President's Council for the Colorado School of Mines and advisory committee for the University of Texas engineering department; Questar director since April 1, 2003; member of Management Performance Committee.

Gary G. Michael *(63)*
Retired chairman and chief executive officer, Albertson's Inc.; director, Boise Cascade Corp., Idacorp Inc., Harrah's Entertainment Inc. and the Clorox Company; past chairman, Federal Reserve Bank of San Francisco; Questar director since 1994; chairman, Finance and Audit Committee and member of Management Performance and Executive committees.

Keith O. Rattie *(50)*
Chairman, president and chief executive officer, Questar Corp.; former senior vice president, Coastal Corp.; former general manager, Chevron Corp.'s international gas unit; director, Zions First National Bank, Interstate Natural Gas Association of America and Gas Technology Institute; Questar director since 2001; member of Executive Committee.

Harris H. Simmons *(49)*
Chairman, president, chief executive officer and director, Zions Bancorporation; chairman, Zions First National Bank; director, O.C. Tanner Company; Questar director since 1992; member of Finance and Audit, Corporate Governance/Nominating and Executive committees.

Charles B. Stanley *(45)*
Executive vice president, Questar Corp.; president and chief executive officer, Questar Market Resources; former president, chief executive officer and director for both El Paso Oil & Gas Canada and Coastal Gas International; former vice president, international exploration and development, Maxus Energy Corp.; appointed as a Questar director in November 2002 to fill the remainder of a term.

Design: Richards & Swensen, Inc. / Photography: Chad Jones, Sam Blundell

QUESTAR

75th Anniversary

BRINGING ENERGY HOME